                                                      REGISTRATION NO. 333-38741




                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                AMENDMENT NO. 1
                                       To

                                    FORM S-4
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                          SUBMICRON SYSTEMS CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            DELAWARE                         3674                13-3607944
(STATE OR OTHER JURISDICTION OF (PRIMARY STANDARD INDUSTRIAL   (I.R.S. EMPLOYER
 INCORPORATION OR ORGANIZATION) CLASSIFICATION CODE NUMBER)  IDENTIFICATION NO.)

                           6330 HEDGEWOOD DRIVE - #150
                          ALLENTOWN, PENNSYLVANIA 18106
                                 (610) 391-9200
    (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                OF THE REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                 DAVID J. FERRAN
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                           6330 HEDGEWOOD DRIVE - #150
                          ALLENTOWN, PENNSYLVANIA 18106
                                 (610) 391-9200
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                    COPY TO:
                             STEVEN N. HAAS, ESQUIRE
                               COZEN AND O'CONNOR
                               1900 MARKET STREET
                        PHILADELPHIA, PENNSYLVANIA 19103
                                 (215) 665-2000



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                  SUBJECT TO COMPLETION, DATED NOVEMBER 12, 1997


PROSPECTUS

                          SUBMICRON SYSTEMS CORPORATION
                      OFFER TO EXCHANGE ITS 8% CONVERTIBLE
                       SUBORDINATED NOTES DUE 2002, WHICH
                         HAVE BEEN REGISTERED UNDER THE
                                 SECURITIES ACT,
  FOR ANY AND ALL OF ITS OUTSTANDING 8% CONVERTIBLE SUBORDINATED NOTES DUE 2002

               THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON __________________, 1997, UNLESS EXTENDED


     SubMicron Systems Corporation, a Delaware corporation ("SubMicron" or the "Company"), hereby offers to exchange, upon the terms and subject to the conditions set forth in this Prospectus and the accompanying Letter of Transmittal (the "Letter of Transmittal" and which, together with this Prospectus, constitutes the "Exchange Offer"), up to $8,692,028 in aggregate principal amount of the Company's new 8% Convertible Subordinated Notes due 2002 (the "Exchange Notes"), for $8,692,028 in aggregate principal amount of the Company's outstanding 8% Convertible Subordinated Notes due 2002 (the "Original Notes"). The Original Notes and the Exchange Notes are sometimes referred to herein collectively as the "Notes."


     The terms of the Exchange Notes are substantially identical in all respects (including principal amount, interest rate and maturity) to the terms of the Original Notes for which they may be exchanged pursuant to this Exchange Offer, except that the Exchange Notes will be freely transferable by holders thereof and issued free of any covenant restricting transfer absent registration. The Exchange Notes will evidence the same debt as the Original Notes (which they replace) and will be entitled to the benefits of an Indenture dated as of November __, 1997 governing the Exchange Notes (the "Indenture"). For a complete description of the terms of the Exchange Notes, see "Description of the Exchange Notes." There will be no cash proceeds to the Company from the Exchange Offer.



     The Exchange Notes are redeemable at the option of the Company, in whole or in part, at any time from and after the date of issuance until maturity, at a redemption price equal to 100% of the principal amount of the Exchange Notes then outstanding, plus accrued and unpaid interest to the date of redemption. See "Description of the Exchange Notes--Redemption."


     The Exchange Notes are convertible, at the option of the holder, at any time from and after the date of issuance until maturity or the business day immediately preceding the date fixed by the Company for redemption, into shares of Common Stock of the Company, par value $.0001 per share ("Common Stock"), at a conversion price of $3.70, subject to adjustment in certain events. The Exchange Notes are also convertible, at the option of the Company, at any time from and after the date of issuance until maturity or the business day immediately preceding the date fixed by the Company for redemption, upon ten days prior written notice, if the closing bid price for the Common Stock for a period of 20 consecutive trading days equals or exceeds $5.10 per share, subject to adjustment in certain events. See "Description of the Exchange Notes - Conversion." The Common Stock is included for quotation on the Nasdaq Stock Market National Market under the symbol "SUBM." The closing sale price of the Common Stock on November 11, 1997, as reported by Nasdaq, was $2.9375 per share.



     The Exchange Notes will bear interest from the most recent date to which interest has been paid on the Original Notes or, if the Original Notes are surrendered for exchange on a date within a period which includes the record date for any interest payment date to occur on or after the date of such exchange and as to which interest will be paid, the date of such interest payment date. Holders whose Original Notes are accepted for exchange will not receive any payment in respect of interest on such Original Notes otherwise payable on any interest payment date the record date for which occurs on or after consummation of the Exchange Offer. See "The Exchange Offer -- Terms of the Exchange Offer."

     The Notes will be general unsecured obligations of the Company subordinate in right of payment to all existing and future Senior Indebtedness (as defined in the Indenture) of the Company. As of September 30, 1997, the Company had $21.6 million of Senior Indebtedness outstanding.

     NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO ANY HOLDERS OF ORIGINAL NOTES AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING ORIGINAL NOTES IN THE EXCHANGE OFFER. EACH HOLDER OF ORIGINAL NOTES MUST MAKE HIS OWN DECISION AS TO WHETHER TO ACCEPT THE EXCHANGE OFFER.

     SEE "RISK FACTORS" COMMENCING ON PAGE 12 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY HOLDERS OF THE NOTES.

                                  ___________

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
       AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
         THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
             COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
                PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS
                               A CRIMINAL OFFENSE.


                The date of this Prospectus is November  , 1997

     The Original Notes were sold on March 26, 1997 in a transaction not registered under the Securities Act of 1933, as amended (the "Securities Act"), in reliance upon an exemption provided in the Securities Act. Accordingly, the Original Notes may not be offered, resold or otherwise pledged, hypothecated or transferred in the United States unless registered under the Securities Act or unless an exemption from the registration requirements of the Securities Act is available. The Exchange Notes are being offered to satisfy the obligations of the Company under the Subordinated Note and Preferred Stock Purchase Agreement pursuant to which the Original Notes, together with shares of the Company's Series A Convertible Non-Redeemable Preferred Stock, were sold (the "Purchase Agreement"). See "The Exchange Offer -- Purposes and Effects of the Exchange Offer." Each holder receiving Exchange Notes, other than a broker-dealer, will represent that the holder is not engaging in or intending to engage in a distribution of such Exchange Notes. Exchange Notes issued pursuant to the Exchange Offer in exchange for the Original Notes, and shares of Common Stock issuable upon conversion of the Exchange Notes, may be offered for resale, resold or otherwise transferred by the holders thereof (other than any holder that is an affiliate of the Company within the meaning of Rule 405 under the Securities Act), without compliance with the registration and prospectus delivery requirements of the Securities Act, provided that such Exchange Notes are acquired in the ordinary course of such holders' business and such holders have no arrangement or understanding with any person to participate in the distribution of such Exchange Notes. Each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. The Letter of Transmittal states that, by acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. See "The Exchange Offer -- Purposes and Effects of the Exchange Offer" and "Plan of Distribution."

     The Exchange Offer is not conditioned on any minimum aggregate principal amount of Original Notes being tendered for exchange. The Company will accept for exchange any and all validly tendered Original Notes not withdrawn prior to 5:00 p.m., New York City time, on _____________, 1997, unless extended by the Company, in its sole discretion (the "Expiration Date"). Tenders of Original Notes may be withdrawn at any time prior to the Expiration Date. The Exchange Offer is subject to certain customary conditions. See "The Exchange Offer -- Conditions." Original Notes may be tendered only in integral multiples of $1,000. The Company will pay all expenses incident to the Exchange Offer.

     The Notes constitute securities for which there is no established trading market. Any Original Notes not tendered and accepted in the Exchange Offer will remain outstanding. To the extent that any Original Notes are tendered and accepted in the Exchange Offer, a holder's ability to sell untendered Original Notes could be adversely affected. There is no active trading market for the Exchange Notes and none is expected to develop. The Company does not intend to list the Exchange Notes on any securities exchange. See "Risk Factors." No assurances can be given as to the liquidity of the trading market for either the Original Notes or the Exchange Notes.

                              AVAILABLE INFORMATION

   SubMicron is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company with the Commission may be inspected and copied at the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at Room 1400, 75 Park Place, New York, New York 10007 and Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661. Such information can also be reviewed through the Commission's Electronic Data Gathering, Analysis and Retrieval System which is publicly available through the Commission's Web Site (http:\\www.sec.gov). SubMicron's Common Stock is listed on the Nasdaq Stock Market National Market, and such reports, proxy statements and other information concerning SubMicron are available for inspection at the offices of the National Association of Securities Dealers, Inc., 1735 "K" Street, N.W., Washington, D.C., 20006.

   The Company has filed with the Commission a Registration Statement on Form S-4 under the Securities Act with respect to the Exchange Notes and Common Stock offered hereby. As permitted by the rules and regulations of the Commission, this Prospectus omits certain information, exhibits and undertakings contained in the Registration Statement. For further information with respect to the Company, the Exchange Notes and the Common Stock issuable upon conversion of the Exchange Notes, reference is made to the Registration Statement, including the exhibits thereto and the financial statements, notes and schedules filed as a part thereof. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified by such reference.

   The principal address of the Company is 6330 Hedgewood Drive, #150, Allentown, Pennsylvania 18106, and its telephone number is 610-391-9200.

                               PROSPECTUS SUMMARY

   The following summary is qualified in its entirety by reference to, and should be read in conjunction with, the more detailed information and financial statements contained elsewhere in this Prospectus. Except as otherwise indicated by the context, references to "SubMicron" and the "Company" include SubMicron Systems Corporation and its consolidated subsidiaries.


                                   THE COMPANY

   SubMicron Systems Corporation designs and manufactures advanced automated chemical processing systems for use in the production of high-performance semiconductor wafers (the basic component of semiconductor devices) and integrated circuits. The Company's primary products, known as "automated wet stations," perform precise and highly controlled chemical processing of the silicon wafer onto which semiconductor devices are fabricated and interconnected as well as perform certain cleaning and film removal steps during the integrated circuit manufacturing cycle. The Company operates in North America, Europe and Asia and provides full equipment support and advanced process assistance to semiconductor manufacturers worldwide.

   The Company is a Delaware corporation with its principal executive offices located at 6330 Hedgewood Drive, #150, Allentown, PA 18106, and its telephone number is 610-391-9200.

                               THE EXCHANGE OFFER

Purpose of the Exchange Offer............    The Original Notes were sold,
                                             together with shares of the
                                             Company's Series A Convertible
                                             Non-Redeemable Preferred Stock
                                             ("Series A Preferred Stock"), in a
                                             transaction exempt from the
                                             registration requirements of the
                                             Securities Act by the Company on
                                             March 26, 1997. In connection
                                             therewith, the Company agreed to
                                             undertake the Exchange Offer so
                                             that the Exchange Notes will be
                                             freely transferable by the holders
                                             thereof without registration or any
                                             prospectus delivery requirements
                                             under the Securities Act, except
                                             that a "dealer" or any of its
                                             "affiliates," as such terms are
                                             defined under the Securities Act,
                                             who exchanges Original Notes held
                                             for its own account will be
                                             required to deliver copies of this
                                             Prospectus in connection with any
                                             resale of the Exchange Notes issued
                                             in exchange for such Original
                                             Notes. See "The Exchange Offer--
                                             Purposes and Effects of the
                                             Exchange Offer" and "Plan of
                                             Distribution."

The Exchange Offer.......................    The Company is offering to exchange
                                             $1,000 principal amount of Exchange
                                             Notes for each $1,000 principal
                                             amount of Original Notes that are
                                             properly tendered and accepted on
                                             or prior to the Expiration Date.
                                             The Company will issue Exchange
                                             Notes on or promptly after the
                                             Expiration Date. There is

                                             $8,692,028 aggregate principal
                                             amount of Original Notes
                                             outstanding. The Original Notes and
                                             the Exchange Notes are collectively
                                             referred to herein as the "Notes."
                                             The terms of the Exchange Notes are
                                             substantially identical in all
                                             respects (including principal
                                             amount, interest rate and maturity)
                                             to the terms of the Original Notes
                                             for which they may be exchanged
                                             pursuant to the Exchange Offer,
                                             except that the Exchange Notes are,
                                             and the shares of Common Stock
                                             issuable upon conversion of the
                                             Exchange Notes will be, upon
                                             issuance, freely transferable by
                                             the holders thereof (other than as
                                             provided herein), and are not
                                             subject to any covenant restricting
                                             transfer absent registration under
                                             the Securities Act.

                                             The Exchange Offer is not
                                             conditioned upon any minimum
                                             aggregate principal amount of
                                             Original Notes being tendered for
                                             exchange.

                                             Based on an interpretation by the
                                             staff of the Commission set forth
                                             in no-action letters issued to
                                             third parties, the Company believes
                                             that the Exchange Notes issued
                                             pursuant to the Exchange Offer in
                                             exchange for Original Notes may be
                                             offered for resale, resold and
                                             otherwise transferred by a holder
                                             thereof (other than (i) a
                                             broker-dealer who purchases such
                                             Exchange Notes directly from the
                                             Company to resell pursuant to Rule
                                             144A under the Securities Act or
                                             any other available exemption under
                                             the Securities Act or (ii) a person
                                             that is an affiliate (as defined in
                                             Rule 405 under the Securities Act)
                                             of the Company), without compliance
                                             with the registration and
                                             prospectus delivery provisions of
                                             the Securities Act, provided that
                                             the holder is acquiring the
                                             Exchange Notes in the ordinary
                                             course of its business and is not
                                             participating, and has no
                                             arrangement or understanding with
                                             any person to participate, in the
                                             distribution of the Exchange Notes.

Registration Rights Obligations..........    The Original Notes were issued by
                                             the Company pursuant to a
                                             Subordinated Note and Preferred
                                             Stock Purchase Agreement dated as
                                             of March 26, 1997 (the "Purchase
                                             Agreement"), in which the Company
                                             granted the holders of the Original
                                             Notes certain exchange and
                                             registration rights. See "The
                                             Exchange Offer--Termination of
                                             Certain Rights." This Exchange
                                             Offer is intended to satisfy such
                                             rights, which will terminate upon
                                             the consummation of the Exchange
                                             Offer. The holders of the Exchange
                                             Notes are not entitled to any
                                             exchange or registration rights
                                             with respect to the Exchange Notes.

Expiration Date...........................   The Exchange Offer will expire at
                                             5:00 p.m., New York City time, on
                                             _____________, 1997, unless the
                                             Exchange Offer is extended by the
                                             Company in its reasonable
                                             discretion, in which case the term
                                             "Expiration Date" shall mean the
                                             latest date and time to which the
                                             Exchange Offer is extended.

Accrued Interest on the Exchange
Notes and Original Notes..................   Interest on the Exchange Notes will
                                             accrue from the later of (i) the
                                             last interest payment date on which
                                             interest was paid on the Original
                                             Notes surrendered in exchange
                                             therefor or (ii) if the Original
                                             Notes are surrendered for exchange
                                             on a date within a period which
                                             includes the record date for an
                                             interest payment date to occur on
                                             or after the date of such exchange
                                             and as to which interest will be
                                             paid, the date of such interest
                                             payment date. Holders whose
                                             Original Notes are accepted for
                                             exchange will be deemed to have
                                             waived the right to receive any
                                             interest accrued on the Original
                                             Notes.

Conditions to the
Exchange Offer............................   The Exchange Offer is subject to
                                             certain customary conditions, which
                                             may be waived by the Company. See
                                             "The Exchange Offer--Conditions.
                                             The Exchange Offer is not
                                             conditioned upon any minimum
                                             aggregate principal amount of
                                             Original Notes being tendered for
                                             exchange. The Company reserves the
                                             right to terminate or amend the
                                             Exchange Offer at any time prior to
                                             the Expiration Date upon the
                                             occurrence of any such conditions.

Procedures for Tendering
Original Notes...........................    Each holder of Original Notes
                                             wishing to accept the Exchange
                                             Offer must complete, sign and date
                                             the Letter of Transmittal, or a
                                             facsimile thereof, in accordance
                                             with the instructions contained
                                             herein and therein, and mail or
                                             otherwise deliver such Letter of
                                             Transmittal, or such facsimile,
                                             together with the Original Notes
                                             and any other required
                                             documentation to American Stock
                                             Transfer & Trust Company, which is
                                             serving as the exchange agent for
                                             the Exchange Offer (the "Exchange
                                             Agent"), at the address set forth
                                             herein. Original Notes must be
                                             tendered by physical delivery;
                                             delivery by book-entry transfer of
                                             Original Notes will not constitute
                                             valid delivery. By executing the
                                             Letter of Transmittal, each holder
                                             will represent to the Company that,
                                             among other things, the Exchange
                                             Notes acquired pursuant to the
                                             Exchange Offer are being obtained
                                             in the ordinary course of business
                                             of the person receiving such
                                             Exchange Notes, whether or not such
                                             person is the holder, that neither
                                             the holder nor any such other
                                             person is engaged in, or
                                             intends to engage in, or has an
                                             arrangement or understanding with
                                             any person to participate in, the
                                             distribution of such Exchange Notes
                                             and that neither the holder nor any
                                             such other person is an
                                             "affiliate," as defined under Rule
                                             405 of the Securities Act, of the
                                             Company. See "The Exchange Offer--
                                             Procedures for Tendering" and "Plan
                                             of Distribution."

Special Procedures for
Beneficial Owners..........                  Any beneficial owner whose Original
                                             Notes are registered in the name of
                                             a nominee and who wishes to tender
                                             should contact such registered
                                             holder promptly and instruct such
                                             registered holder to tender on such
                                             beneficial owner's behalf. If such
                                             beneficial owner wishes to tender
                                             on such owner's own behalf, such
                                             owner must, prior to completing and
                                             executing the Letter of Transmittal
                                             and delivering his Original Notes,
                                             either make appropriate
                                             arrangements to register ownership
                                             of the Original Notes in such
                                             owner's name or obtain a properly
                                             completed bond power from the
                                             registered holder. The transfer of
                                             registered ownership may take
                                             considerable time. See "The
                                             Exchange Offer--Procedures for
                                             Tendering."

Guaranteed Delivery Procedures...........    Holders of Original Notes who wish
                                             to tender their Original Notes and
                                             whose Original Notes are not
                                             immediately available or who cannot
                                             deliver their Original Notes, the
                                             Letter of Transmittal or any other
                                             documents required by the Letter of
                                             Transmittal to the Exchange Agent
                                             prior to the Expiration Date, must
                                             tender their Original Notes
                                             according to the guaranteed
                                             delivery procedures set forth in
                                             the "Exchange Offer--Guaranteed
                                             Delivery Procedures."

Acceptance of the Original Notes and
Delivery of the Exchange Notes...........    Subject to the satisfaction or
                                             waiver of the conditions to the
                                             Exchange Offer, the Company will
                                             accept for exchange any and all
                                             Original Notes which are properly
                                             tendered in the Exchange Offer and
                                             not withdrawn prior to the
                                             Expiration Date. The Exchange Notes
                                             issued pursuant to the Exchange
                                             Offer will be delivered on the
                                             earliest practicable date following
                                             the Expiration Date. See "The
                                             Exchange Offer--Terms of the
                                             Exchange Offer."

Withdrawal Rights..........                  Tenders of Original Notes may be
                                             withdrawn at any time prior to the
                                             Expiration Date. See "The Exchange
                                             Offer--Withdrawal of Tenders."

Certain Federal Income Tax
Considerations...........................    For a discussion of certain federal
                                             income tax considerations relating
                                             to the exchange of the Exchange
                                             Notes for the Original Notes, see
                                             "Certain Federal Income Tax
                                             Considerations."

Exchange Agent...........................    American Stock Transfer & Trust
                                             Company is serving as the Exchange
                                             Agent in connection with the
                                             Exchange Offer. See "The Exchange
                                             Offer--Exchange Agent."

Effect on Holders of
the Original Notes.......................    As a result of the making of, and
                                             upon acceptance for exchange of all
                                             validly tendered Original Notes
                                             pursuant to the terms of the
                                             Exchange Offer, the Company will
                                             have fulfilled one of the covenants
                                             contained in the Purchase
                                             Agreement. Holders of the Original
                                             Notes who do not tender their
                                             Original Notes will be entitled to
                                             all the rights and limitations
                                             applicable thereto under the
                                             Purchase Agreement and as set forth
                                             in the Original Notes, except for
                                             any registration or exchange rights
                                             under the Purchase Agreement which,
                                             by their terms, terminate or cease
                                             to have further effectiveness as a
                                             result of the making of, and the
                                             acceptance for exchange of all
                                             validly tendered Original Notes
                                             pursuant to, the Exchange Offer.
                                             Holders of Original Notes who do
                                             not tender their Original Notes for
                                             exchange in the Exchange Offer will
                                             continue to be subject to
                                             substantial restrictions on
                                             transferability of the Original
                                             Notes.

Use of Proceeds.........................     There will be no cash proceeds to
                                             the Company from the exchange
                                             pursuant to the Exchange Offer.

                               THE EXCHANGE NOTES

The Exchange Notes.......................    The Exchange Offer applies to
                                             $8,692,028 aggregate principal
                                             amount of the Original Notes. The
                                             form and terms of the Exchange
                                             Notes are substantially the same as
                                             the form and terms of the Original
                                             Notes, except that the Exchange
                                             Notes will have been registered
                                             under the Securities Act and,
                                             therefore, the Exchange Notes will
                                             not bear legends restricting their
                                             transfer pursuant to the Securities
                                             Act. The Exchange Notes will
                                             evidence the same debt as the
                                             Original Notes (which they replace)
                                             and will be issued under, and be
                                             entitled to the benefits of, the
                                             Indenture. See "Description of the
                                             Exchange Notes" for further
                                             information and for definitions of
                                             certain capitalized terms used
                                             below.

Issuer...................................    SubMicron Systems Corporation

Maturity Date............................    March 26, 2002

Interest Rate............................    The Notes will bear interest at a
                                             rate of 8% per annum.

Interest Payment Dates...................    Interest will be payable quarterly
                                             on each March 31, June 30,
                                             September 30 and December 31,
                                             commencing _________________ to the
                                             holders of record on the March 15,
                                             June 15, September 15 and December
                                             15 preceding the applicable
                                             interest payment date, and will
                                             accrue interest from the later of
                                             (i) the last interest payment date
                                             on which interest was paid on the
                                             Original Notes surrendered in
                                             exchange therefor or (ii) if the
                                             Original Notes are surrendered for
                                             exchange on a date within a period
                                             which includes the record date for
                                             an interest payment date to occur
                                             on or after the date of such
                                             exchange and as to which interest
                                             will be paid, the date of such
                                             interest payment date.

Ranking..................................    The Exchange Notes will be general
                                             unsecured obligations of the
                                             Company, will rank pari passu with
                                             the Original Notes in right of
                                             payment, and will be subordinate in
                                             right of payment to all existing
                                             and future Senior Indebtedness of
                                             the Company. As of September 30,
                                             1997, the Company had approximately
                                             $21.6 million of Senior
                                             Indebtedness outstanding.

Mandatory Redemption.....................    There will be no mandatory
                                             redemption requirements with
                                             respect to the Exchange Notes.

Optional Redemption......................    The Exchange Notes will be
                                             redeemable at the option of the
                                             Company, in whole or in part, at
                                             any time on or after their date of
                                             issuance until maturity, at a
                                             redemption price equal to 100% of
                                             the principal amount of the
                                             Exchange Notes then outstanding,
                                             plus accrued and unpaid interest to
                                             the date of redemption.

Conversion...............................    The Notes are convertible, at the
                                             option of the holder, at any time
                                             prior to maturity or the business
                                             day immediately preceding the date
                                             the Company gives notice of
                                             redemption, into shares of Common
                                             Stock at a conversion price of
                                             $3.70 per share; provided, however,
                                             that the conversion price will be
                                             adjusted to equal the greater of
                                             (i) $2.50 per share and (ii) the
                                             average closing bid price of the
                                             Common Stock for the 20 consecutive
                                             trading days beginning on March 15,
                                             1999, so long as the conversion
                                             price as adjusted is not greater
                                             than the conversion price in effect
                                             immediately prior to the
                                             adjustment. The Notes are also
                                             convertible, at the option of the
                                             Company, upon ten days prior
                                             written notice, at any time prior
                                             to maturity or the business day
                                             immediately preceding the date the
                                             Company gives notice of redemption,
                                             at the conversion price then in
                                             effect, if the
                                             closing bid price for the Common
                                             Stock equals or exceeds $5.10 per
                                             share, subject to adjustment in
                                             certain events, for 20 consecutive
                                             trading days. In addition to the
                                             adjustment in the conversion price
                                             as described above, the conversion
                                             price is subject to adjustment upon
                                             certain changes in the Company's
                                             capitalization and upon issuances
                                             by the Company of securities at
                                             prices below the conversion price
                                             then in effect.

Trustee..................................    The Exchange Note will be issued
                                             under a Trust Indenture qualified
                                             under the Trust Indenture Act of
                                             1939, as amended. The Trustee is
                                             The United States Trust Company of
                                             New York.

Listing and Trading of Securities........    The Company does not currently
                                             intend to list the Exchange Notes
                                             on any securities exchange. The
                                             Common Stock is currently listed on
                                             the Nasdaq Stock Market National
                                             Market under the symbol "SUBM".
                                             There is no trading market for the
                                             Original Notes.


Common Stock Outstanding.................    As of November 11, 1997, there were
                                             17,174,663 shares of Common Stock
                                             issued and outstanding.




Market Price for Common Stock............    On November 11, 1997, the last
                                             reported sale price of the Common
                                             Stock, as reported by Nasdaq, was
                                             $2.9375 per share.


                                  RISK FACTORS

     Prospective purchasers of the Exchange Notes should consider carefully the information set forth under the caption "Risk Factors," and all other information set forth in this Prospectus, in evaluating the Exchange Notes and the Company.

                       SUMMARY CONSOLIDATED FINANCIAL DATA

     The summary consolidated financial data, insofar as it relates to each of the five years in the period ended December 31, 1996, has been derived from the Company's audited consolidated financial statements, including the consolidated balance sheets at December 31, 1996 and 1995 and the related consolidated statements of operations for each of the three years in the period ended December 31, 1996 and the notes thereto, appearing elsewhere in this Prospectus. The summary historical consolidated balance sheet data as of June 30, 1997 and statement of operations data for the six months ended June 30, 1997 and 1996, have been derived from the Company's unaudited condensed consolidated financial statements appearing elsewhere in this Prospectus. The summary pro forma consolidated balance sheet data as of June 30, 1997 and statement of operations data for the six months then ended and for the year ended December 31, 1996, have been derived from the Company's unaudited "Pro Forma Consolidated Financial Information" appearing elsewhere in this Prospectus.

     On August 7, 1997, the Company completed the sale of certain assets, net of liabilities assumed, of its wholly-owned subsidiary, Systems Chemistry Incorporated ("Systems Chemistry"), to British Oxygen Company for a negotiated sales price of $17.3 million before closing adjustments. The Company received $15.8 million in cash after a holdback allowance of $1.5 million to cover potential post-closing working capital adjustments. In addition, the Company received the proceeds from a $5.0 million subordinated, non-interest bearing note due in August 2000. The Company applied $18.5 million, after transaction costs and bank fees, to reduce the outstanding balance on its line of credit.

     The summary pro forma consolidated statement of operations data for the year ended December 31, 1996 and the six months ended June 30, 1997 reflect the operations of the Company as if the above disposition had occurred at the beginning of the periods presented. The summary pro forma consolidated balance sheet as of June 30, 1997 reflects the financial position of the Company as if the disposition had occurred as of June 30, 1997. The summary pro forma consolidated statement of operations data for each period presented does not reflect the estimated gain on this sale of approximately $2.0 million.

     The summary consolidated financial data should be read in conjunction with the information contained in the Company's historical consolidated financial statements and the notes thereto, "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Unaudited Interim Condensed Consolidated Financial Statements, and the Unaudited Pro Forma Consolidated Financial Information included elsewhere herein.

                       SUMMARY CONSOLIDATED FINANCIAL DATA

(dollars in thousands except per share data)


                                            Year Ended December 31,                                   Six Months Ended June 30,
                             ------------------------------------------------------------------   ---------------------------------
                                                                                      Pro Forma                           Pro Forma
                              1992(1)    1993(1)    1994(1)    1995(1)      1996        1996        1996        1997        1997
                             ---------  ---------  ---------  ---------   ---------   ---------   ---------   ---------   ---------

Statement of Operations
Data:
Net Sales                    $  34,408  $  57,607  $  86,119  $ 123,068   $ 171,484   $ 113,727   $  91,920   $  56,465   $  34,186
Cost of sales                   23,598     37,839     57,882     84,352     142,748      95,969      65,566      52,772      31,034
                             ---------  ---------  ---------  ---------   ---------   ---------   ---------   ---------   ---------
Gross profit                    10,810     19,768     28,237     38,716      28,736      17,758      26,354       3,693       3,152



Selling, general and
  administrative                 7,791     12,860     21,465     29,109      41,337      30,194      18,420      18,587      14,468
Research and development         1,574      2,059      3,357      5,678       9,373       8,488       4,023       4,891       4,485
Restructuring charges               --         --         --         --          --          --          --       3,792       3,792
Special charges                    397        787         --         --          --          --          --          --          --
                             ---------  ---------  ---------  ---------   ---------   ---------   ---------   ---------   ---------
Operating (loss) income          1,048      4,062      3,415      3,929     (21,974)    (20,924)      3,911     (23,577)    (19,593)
Other (expense) income,
  net                             (245)      (259)        72      1,258      (4,701)     (3,191)     (1,945)     (2,779)     (2,003)
                             ---------  ---------  ---------  ---------   ---------   ---------   ---------   ---------   ---------



(Loss) income before income
   taxes, extraordinary
   charge and cumulative
   effect of accounting
   change                          803      3,803      3,487      5,187     (26,675)    (24,115)      1,966     (26,356)    (21,596)
Income tax (benefit)
   expense                        (302)     1,049      1,454      1,498      (6,566)     (6,566)        713       3,000       3,000
                             ---------  ---------  ---------  ---------   ---------   ---------   ---------   ---------   ---------



(Loss) income before
   extraordinary charge
   and cumulative effect
   of accounting change          1,105      2,754      2,033      3,689     (20,109)  $ (17,549)      1,253     (29,356)  $ (24,596)
                                                                                      =========                           =========


Extraordinary charge                --         --         --         --          --                      --      (1,169)
                             ---------  ---------  ---------  ---------   ---------               ---------   ---------

(Loss) income before
   cumulative effect of
   accounting change             1,105      2,754      2,033      3,689     (20,109)                  1,253     (30,525)

Cumulative effect of
   accounting change                --        440         --         --          --                      --          --
                             ---------  ---------  ---------  ---------   ---------               ---------   ---------
Net (loss) income            $   1,105  $   3,194  $   2,033  $   3,689   $ (20,109)              $   1,253   $ (30,525)
                             =========  =========  =========  =========   =========               =========   =========


Net (loss) income per
   common share              $      --  $      --  $    0.13  $    0.23   $   (1.20)              $     .07   $   (1.80)
                             =========  =========  =========  =========   =========               =========   =========
Net loss before
   extraordinary charge
   per common share                                                                   $   (1.05)                          $   (1.44)
                                                                                      =========                           =========
Ratio of Earnings to Fixed                                                       (2)         (2)                    (2)          (2)
Charges                           4.08      10.44      10.58       3.64
                             =========  =========  =========  =========

(in thousands)                             December 31,                               June 30, 1997
                            ----------------------------------------------------   --------------------

                             1992(1)    1993(1)    1994(1)    1995(1)     1996      Actual    Pro Forma
                            --------   --------   --------   --------   --------   --------    --------

BALANCE SHEET DATA:

Total assets                $ 17,006   $ 48,309   $ 59,992   $119,948   $125,934   $ 93,045    $ 67,813

Long-term debt              $  2,503   $  2,585   $  4,268   $ 20,103   $ 27,489   $ 18,562    $ 22,262

Working capital (deficit)   $  2,557   $ 28,128   $ 24,178   $ 47,100   $ 25,618   $   (388)   $  8,373

Stockholders' equity        $  2,762   $ 28,783   $ 31,808   $ 46,023   $ 28,676   $  7,304    $  9,604


                  NOTES TO SUMMARY CONSOLIDATED FINANCIAL DATA

---------------------

(1)In February 1995, the Company acquired all of the outstanding stock of Systems Chemistry in exchange for 3,400,000 shares of Common stock. In March 1996, the Company acquired all of the outstanding Common stock of IMTEC Acculine, Inc. ("IMTEC") in exchange for 575,000 shares of Common stock. Each transaction was accounted for as a pooling of interests and, accordingly, historical financial data has been restated to include Systems Chemistry and IMTEC.


(2) In 1996 and 1997, earnings are inadequate to cover fixed changes.

                                  RISK FACTORS

     Prospective purchasers of the Exchange Notes should consider carefully the following risk factors, in addition to the other information set forth in this Prospectus, before making an investment in the Exchange Notes.

RECENT LOSSES AND QUARTERLY FLUCTUATIONS


     The Company recorded a net loss of $30,525,000 for the six months ended June 30, 1997, including a net loss of $8,457,000 in the first quarter of 1997. The Company also reported a net loss of $20,109,000 for 1996, which included net losses in the second, third and fourth quarters of $197,000, $16,138,000 and $5,224,000, respectively. Certain factors impacting the Company's recent results are described in the Company's Annual Report on Form 10-K for the year ended December 31, 1996, and its Quarterly Reports on Form 10-Q for the quarters ended March 31, and June 30, 1997. Although the Company was profitable for 1995 as a whole, the Company recognized losses during the second and third quarters of 1995 of $2,048,000 and $351,000, respectively. These fluctuations, which are likely to continue, are a result of several factors, including, in particular, the fluctuations in the semiconductor market, the relatively high price of the Company's products in relation to quarterly sales, the high costs of certain customized orders, the lead time required to manufacture such products and the Company's accounting method of recognizing revenue from a system sale at the time of the title transfer, which ordinarily occurs at the time of shipment. Consequently, delays in the shipment of even one or two systems could have a significant impact on the results of operations for a particular quarter. Accordingly, quarterly results are likely to fluctuate and the results for any fiscal quarter may not be indicative of results for future fiscal quarters.



     In response to significant losses from operations in each of the past four quarters, the Company implemented a worldwide restructuring plan. The plan is to refocus the Company on its core technology and will involve, among other things, restructuring the Company's corporate organization and selling certain non-strategic assets to generate liquidity. Results for the second quarter of 1997 included restructuring charges of approximately $3.8 million, primarily related to severance costs and lease termination costs associated with vacating the Company's corporate office. The Company expects to incur additional charges related to the continuation of the restructuring plan of approximately $1.5 million and $1.0 million in the third and fourth quarters of 1997, respectively.


     In addition, the Company recorded a one-time noncash extraordinary debt extinguishment charge in the first quarter of 1997 of $1,169,000 relating to the issuance by the Company of the Original Notes and the Series A Preferred Stock.

SIGNIFICANT CAPITAL REQUIREMENTS


     In recent years, the Company has been substantially dependent upon borrowings to finance its operations. In February 1996, the Company entered into a $30.0 million credit facility with a banking group. The Company used the proceeds from the credit facility to refinance its previous lines of credit and to provide working capital. Borrowings under the credit facility bore interest at the lender's prime rate plus 3.0%, and are secured by substantially all of the assets of the Company. The Company is not in compliance with certain requirements of the credit facility. The banking group has separately agreed to extend the due date of the credit facility from its maturity date of August 18, 1997 to November 14, 1997 and, upon completion of certain currently pending conditions, to December 8, 1997. Subsequent to June 30, 1997, the Company has applied the net proceeds generated from the sale of certain net assets of Systems Chemistry against its outstanding borrowings. Borrowings under the extended agreement are permitted up to $9.5 million, with the interest rate at the lender's prime rate, as defined, plus 4.0%, effective June 1, 1997. Borrowings under the extended credit facility were $8.6 million at September 30, 1997. The agreement also restricts the Company's ability to pay dividends. Management's estimates of the cash requirements to fund operating, investing and financing activities for the remainder of 1997 and 1998 will require replacement of the funds currently available under the credit facility. Without the availability of a sufficient credit facility, the Company is susceptible to severe cash shortages which may impact its ability to operate.

     On August 7, 1997, the Company completed the sale of certain assets, net of liabilities assumed, of Systems Chemistry for $17.3 million, subject to certain working capital adjustments. The Company received $15.8 million in cash after a holdback allowance of $1.5 million to cover potential post closing working capital adjustments. In addition, the Company received the proceeds from a $5.0 million subordinated, non-interest bearing note due in August 2000. The Company applied $18.5 million, after transaction costs and bank fees, to reduce the outstanding balance on its line of credit. The Company estimates a gain on the sale of approximately $2.0 million to be recorded in the third quarter of 1997.

     The Company is also exploring alternative lending and other financial arrangements, such as equity financing and strategic partnering agreements, to provide for the Company's working capital and cash requirements. There can be no assurance, however, that any such arrangements will be available on acceptable terms or at all. In addition, management has instituted programs designed to reduce costs and improve performance. Further, management is considering selling other non-strategic assets to generate liquidity. There can be no assurance, however, that such programs, actions and arrangements will be consummated or, if consummated, will provide the working capital and cash required. In addition, unless converted, the Company will be required to repay in December 1997 up to $650,000 of any 9% Convertible Subordinated Notes due December 1997 (the "9% Notes") that remain outstanding as of such date.

PRODUCT CONCENTRATION AND RESEARCH AND DEVELOPMENT EFFORTS

     Approximately 70% of the Company's net sales during the six months ended 1997 were from sales of its automated wet stations. The decline in sales of automated wet stations has already affected the Company's results of operations, and any further decline in such sales will continue to materially adversely affect the Company's results of operations. The ability of the Company to diversify its operations through the modification and enhancement of its existing system or through the introduction of new products is dependent upon the success of the Company's continuing research and development activities. No assurance can be given that the Company will be successful in its development efforts or that any new products or improvements will achieve sustained market acceptance.

CUSTOMER CONCENTRATION

     Sales of the Company's products to three customers accounted for 43% of the Company's total sales for the six months ended June 1997, and sales to a different customer accounted for 30% of the Company's total sales for the comparable period in 1996. Accounts receivable due from three customers represented 14% of consolidated receivables as of June 30, 1997. There is no indication that customer concentration will decrease in the foreseeable future. In the event any of these or other significant customers cancel or delay orders or are unable to make payment, the Company's operating results and financial condition could be materially adversely affected.

COMPETITION AND TECHNOLOGICAL CHANGE

     The development of semiconductor manufacturing equipment is characterized by rapidly advancing technology, and the Company encounters intense competition in the development and marketing of its products, particularly from several major Japanese companies. Many of the Company's competitors have substantially greater financial resources than the Company. The future success of the Company will depend in large part upon its ability to keep pace with advancing semiconductor manufacturing technology and industry standards. In this regard, rapid changes have occurred, and are likely to continue to occur, as semiconductor devices become more sophisticated. To remain competitive, the Company will have to demonstrate its ability to produce sufficiently sophisticated and reliable manufacturing equipment at competitive prices. There can be no assurance that the Company's products or development efforts will not be rendered obsolete by research efforts and technological advances made by others.

FLUCTUATIONS IN THE SEMICONDUCTOR MARKET

     The semiconductor industry is subject to short-term market fluctuations and is susceptible to periodic downturns or shipment delays, which often have an exaggerated effect on manufacturers of semiconductor production equipment. Although the Company has historically targeted its products to advanced future generation manufacturers which, generally, have been less sensitive to short-term market fluctuations, the Company has experienced a softening of demand which has led to reduced sales and pricing pressures. Future operations of the Company are, therefore, dependent in large part on the level of market demand for advanced integrated circuit devices, particularly more sophisticated devices, and the resulting capital expenditures of semiconductor manufacturing companies purchasing fabrication products.

LACK OF PATENT PROTECTION

     Although the Company has certain patents and has applied for other patents with respect to certain of its products, there can be no assurance that all of the Company's proprietary technology will be effectively protected by patents. Despite the protection provided by such patents, it may be possible for competitors to copy one or more aspects of the Company's products or obtain information that the Company regards as proprietary. Furthermore, there can be no assurance that others will not independently develop products similar to those sold by the Company. Although the Company believes that the products sold by it do not infringe upon the patents or violate proprietary rights of others, it is possible that such an infringement or violation may occur. In the event the products sold by the Company are deemed to infringe upon the patents or proprietary rights of others, the Company could be required to modify its products or obtain a license for the manufacture or sale of such products. There can be no assurance that, in such an event, the Company would be able to do so in a timely manner, upon acceptable terms and conditions, or at all, and the failure to do any of the foregoing could have a material adverse effect upon the Company. In addition, the Company could become liable for damages in the event its products were deemed to infringe upon the patents or proprietary rights of others, which could also have a material adverse effect on the Company. Moreover, there can be no assurance that the Company will have the financial or other resources necessary to enforce or defend a patent infringement or a proprietary rights violation action.

SECURITY INTERESTS AND RESTRICTIVE COVENANTS

     The Company has granted security interests with respect to substantially all of its assets to secure its indebtedness under its current credit facility. In the event of a default due to non-compliance with the covenants under the credit facility and the exercise by the secured lender of its rights thereunder, such secured lender could declare the Company's indebtedness to be immediately due and payable and foreclose on the assets securing the defaulted indebtedness. Moreover, to the extent that substantially all of the Company's assets continue to be pledged to secure outstanding indebtedness, such assets will not be available to secure additional indebtedness.

RELIANCE ON KEY EXECUTIVES AND EMPLOYEES

     The ability of the Company to compete successfully in the future depends in large part on its ability to recruit and maintain qualified executives and a technically competent research and development staff. Competition for qualified executives and research and development employees is intense. There can be no assurance that the Company will be able to retain existing employees or that it will be able to find, attract and retain qualified personnel on acceptable terms.

SHARES ELIGIBLE FOR FUTURE SALE

     At September 30, 1997, the Company had outstanding a total of 17,174,663 shares of Common Stock, and outstanding warrants, options and convertible securities entitling the holders thereof to purchase or acquire an aggregate of 7,005,809 additional shares of Common Stock. In addition, the Original Notes are convertible into 2,349,197 shares of Common Stock. All outstanding shares are, and all shares issuable upon the exercise of options and warrants (and the conversion of any Preferred Stock or Exchange Notes) will be available for resale in the public market without restriction (other than, as to the shares underlying the Preferred Stock, 9% Notes and Warrants, a prospectus delivery requirement), with the exception of an aggregate of 2,640,938 outstanding shares held by affiliates of the Company and 2,060,084 shares issuable upon the exercise of options or warrants held by such affiliates. If the outstanding options and warrants are exercised, or the convertible securities are converted, the stockholders of the Company will be subject to additional dilution.

     Under Rule 144 promulgated under the Securities Act, affiliates of the Company are permitted to sell, every three months, in ordinary brokerage transactions or in transactions directly with a market maker, an amount equal to the greater of one percent of the Company's outstanding Common Stock or the average weekly trading volume during the four calendar weeks prior to the sale.

     The sale of any substantial number of these shares could have an adverse effect on the future market price of the Common Stock.


NO DIVIDENDS

     The Company does not anticipate paying any cash dividends in the foreseeable future as earnings, if any, will be retained to finance the Company's operations and to expand its business. Moreover, under the Company's credit facility, the Company is restricted in its ability to declare dividends.

POTENTIAL ANTI-TAKEOVER EFFECTS OF DELAWARE LAW; CLASSIFIED BOARD; POSSIBLE ISSUANCE OF ADDITIONAL PREFERRED STOCK

     Certain provisions of Delaware law could delay or impede the removal of incumbent directors and could make more difficult a merger, tender offer or proxy contest involving the Company, even if such events could be beneficial to the interests of stockholders. Such provisions could limit the price that certain investors might be willing to pay in the future for shares of Common Stock. In addition, the Company's Certificate of Incorporation provides that the Company's Board of Directors is to be composed of three classes, with staggered three-year terms, each class to contain as nearly as possible one-third of the whole number of members of the Company's Board. The Company's stock option plans each provide for immediate vesting of all then outstanding options upon the occurrence of a "change of control" of the Company (as defined therein). The existence of a classified board, as well as these option vesting provisions, may reduce the Company's vulnerability to takeovers by other corporations or persons which, in the judgment of the Company's Board, may not be in the best interests of the Company's stockholders. However, the effect of a classified board and such accelerated option vesting provisions may also serve to entrench the Company's Board. Moreover, in addition to the shares of Series A Preferred Stock outstanding, shares of Preferred Stock may be issued by the Company's Board without stockholder approval on such terms as the Company's Board may determine. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any such Preferred Stock that are or may be issued. Although the ability to issue preferred stock may provide flexibility in connection with possible acquisitions and other corporate purposes, any such issuance may make it more difficult for a third party to acquire, or may discourage a third party from acquiring, a majority of the voting stock of the Company. The Company has no current plans to issue any additional shares of Preferred Stock.

SUBORDINATION OF THE EXCHANGE NOTES

     The Exchange Notes will be subordinated in right of payment to all existing and future Senior Indebtedness of the Company, as defined in the Indenture. At September 30, 1997, the Company had approximately $21.6 million in Senior Indebtedness. In addition, under the Indenture, the Company will be able to borrow additional Senior Indebtedness. In the event of a bankruptcy, liquidation or reorganization of the Company or in the event that any default in payment of, or the acceleration of, any debt occurs, holders of Senior Indebtedness will be entitled to payment in full from the proceeds of all assets of the Company prior to any payment of such proceeds to the holders of the Exchange Notes. In addition, the Company may not make any principal or interest payments in respect of the Exchange Notes if any payment default exists with respect to Senior Indebtedness and the maturity of such indebtedness is accelerated, or in certain circumstances prior to such acceleration for a specified period of time, unless, in any case, such default has been cured or waived, any such acceleration has been rescinded or such indebtedness has been repaid in full. Consequently, there can be no assurance that the Company will have sufficient funds remaining after such payments to make payments to the holders of the Exchange Notes. See "Description of the Exchange Notes--Subordination."

ABSENCE OF PUBLIC MARKET FOR EXCHANGE NOTES

     There is no existing trading market for the Exchange Notes, and the Company does not intend to list any Notes on any securities exchange. There can be no assurance that an active trading market for the Notes will develop, or, if it develops, that it will continue. Future trading prices for the Notes will depend on many factors, including, among other things, the Company's operating results, the market for similar securities and changes in prevailing interest rates. See "Description of the Exchange Notes -- Trading Market."

PROCEDURES FOR TENDER OF ORIGINAL NOTES

     The Exchange Notes will be issued in exchange for Original Notes only after timely receipt by the Exchange Agent of such Original Notes, a properly completed and duly executed Letter of Transmittal and all other required documents. Therefore, holders of Original Notes desiring to tender such Original Notes in exchange for Exchange Notes should allow sufficient time to ensure timely delivery. Neither the Exchange Agent nor the Company is under any duty to give notification of defects or irregularities with respect to tenders of Original Notes for exchange. Any holder of Original Notes who tenders in the Exchange Offer for the purpose of participating in a distribution of the Exchange Notes will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. See "Plan of Distribution."

CONSEQUENCES OF FAILURE TO EXCHANGE ORIGINAL NOTES

     The Original Notes have not been registered under the Securities Act and are subject to substantial restrictions on transfer. Original Notes that are not tendered in exchange for Exchange Notes or are tendered but not accepted will, following consummation of the Exchange Offer, continue to be subject to the existing restrictions upon transfer thereof. The Company does not currently anticipate that it will register the Original Notes under the Securities Act. To the extent that Original Notes are tendered and accepted in the Exchange Offer, the trading market for untendered and tendered but unaccepted Original Notes could be adversely affected. See "The Exchange Offer."

FORWARD LOOKING STATEMENTS

     This Prospectus contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act, and is subject to the safe-harbor created by such sections. Such forward-looking statements concern the Company's operations, economic performance and financial condition, including in particular sales and the Company's financing arrangements. Such statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions; changes in customer preferences; competition; changes in technology; changes in business strategy; the indebtedness of the Company; quality of management, business abilities and judgment of the Company's personnel; the availability, terms and deployment of capital; and various other factors referenced in this Prospectus. The forward-looking statements are made as of the date of this Prospectus, and the Company assumes no obligation to update the forward-looking statements or to update the reasons why actual results could differ from those projected in the forward-looking statements.

                               THE EXCHANGE OFFER

PURPOSES AND EFFECTS OF THE EXCHANGE OFFER

     Effective March 26, 1997, in a negotiated transaction, the Company issued and sold $8,692,028 principal amount of Original Notes and 1,302.85 shares of its Series A Preferred Stock in retirement of $18,350,000 principal amount of the Company's 9% Notes and associated warrants held by such persons. The Board of Directors believes it was in the Company's best interests to consummate the transaction, the result of which substantially reduced the annual cash interest payments required to be made by the Company (approximately $1.7 million annual interest payment on the 9% Notes compared to approximately $754,000 annual interest payment on the Original Notes); reduced the non-cash accretion and amortization charges related to the discount on the 9% Notes and deferred issuance costs; and substantially reduced the short-term indebtedness of the Company.

     As a condition to the sale of the Original Notes, the Company agreed that it would (i) file with the Commission a Registration Statement under the Securities Act with respect to the Exchange Notes within 90 days after the date of issuance of the Original Notes (which period was extended by mutual agreement of the Company and the Noteholders to a date promptly following stockholder approval of the conversion feature of the Original Notes) and (ii) use its best efforts to cause such Registration Statement to become effective under the Securities Act. If the Exchange Notes are not registered by January 31, 1998, the principal amount outstanding under the Original Notes will become due and payable in full. Under existing Commission interpretations, the Exchange Notes would, in general, be freely transferable after the Exchange Offer without further registration under the Securities Act; provided, that in the case of broker-dealers, a prospectus meeting the requirements of the Securities Act will be delivered as required. A broker-dealer that delivers such a prospectus to purchasers in connection with such resales will be subject to certain of the civil liability provisions under the Securities Act. The Registration Statement of which this Prospectus is a part is intended to satisfy certain of the Company's obligations to file the Registration Statement with respect to the Exchange Notes and to commence the Exchange Offer under the Purchase Agreement.

     The Company is generally not required to file any registration statement to register any outstanding Original Notes. Holders of Original Notes who do not tender their Original Notes or whose Original Notes are tendered but not accepted will have to rely on exemptions to registration requirements under the securities laws, including the Securities Act, if they wish to sell their Original Notes.

     With respect to the Exchange Notes, based upon an interpretation by the staff of the Commission set forth in certain no-action letters issued to third parties, the Company believes that a holder (other than (i) a broker-dealer who purchases such Exchange Notes directly from the Company to resell pursuant an available exemption under the Securities Act or (ii) any such holder which is an "affiliate" of the Company within the meaning of Rule 405 under the Securities
Act) who exchanges Original Notes for Exchange Notes in the ordinary course of business and who is not participating, does not intend to participate, and has no arrangement with any person to participate, in the distribution of the Exchange Notes, will be allowed to resell the Exchange Notes to the public without further registration under the Securities Act and without delivering to the purchasers of the Exchange Notes a prospectus that satisfies the requirements of Section 10 of the Securities Act. However, if any holder acquires the Exchange Notes in the Exchange Offer for the purpose of distributing or participating in the distribution of the Exchange Notes or is a broker-dealer, such holder cannot rely on the position of the staff of the

Commission enumerated in certain no-action letters issued to third parties and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction, unless an exemption from registration is otherwise available. See "Plan of Distribution."

TERMS OF THE EXCHANGE OFFER

     Upon the terms and subject to the conditions set forth in this Prospectus and in the accompanying Letter of Transmittal, the Company will accept any and all Original Notes validly tendered and not withdrawn prior to the Expiration Date. The Company will issue $1,000 principal amount of Exchange Notes in exchange for each $1,000 principal amount of outstanding Original Notes surrendered pursuant to the Exchange Offer. Holders may tender some or all of their Original Notes pursuant to the Exchange Offer; provided, however, that Original Notes may be tendered only in integral multiples of $1,000. The Exchange Offer is not conditioned upon any minimum aggregate principal amount of Original Notes being tendered for exchange.

     The form and terms of the Exchange Notes are the same as the form and terms of the Original Notes except that (i) the Exchange Notes will be registered under the Securities Act and, therefore, will not bear legends restricting their transfer and (ii) the Exchange Notes will be issued under, and entitled to the benefits of, the Indenture in compliance with the Trust Indenture Act of 1939, as amended. The Exchange Notes will evidence the same debt as the Original Notes (which they replace). Any Original Notes which are not tendered in the Exchange Offer will remain subject to the terms, and shall be entitled to the benefits under, the Purchase Agreement.

     Interest on the Exchange Notes will accrue from the later of (i) the last interest payment date on which interest was paid on the Original Notes surrendered in exchange therefor or (ii) if the Original Notes are surrendered for exchange on a date in a period which includes the record date for an interest payment date to occur on or after the date of such exchange and as to which interest will be paid, the date of such interest payment date. Original Notes accepted for exchange will cease to accrue interest from and after the date of the consummation of the Exchange Offer. Holders whose Original Notes are accepted for exchange will not receive any payment in respect of interest on such Original Notes otherwise payable on any interest payment date, the record date for which occurs on or after consummation of the Exchange Offer.

     As of the date of this Prospectus, $8,692,028 aggregate principal amount of the Original Notes are outstanding. Only a registered holder of the Original Notes (or such holder's legal representative or attorney-in-fact) as reflected on the records of the Company may participate in the Exchange Offer. There will be no fixed record date for determining registered holders of the Original Notes entitled to participate in the Exchange Offer.

     Holders of the Original Notes do not have any appraisal or dissenters' rights under the Purchase Agreement or otherwise in connection with the Exchange Offer. The Company intends to conduct the Exchange Offer in accordance with the provisions of the Purchase Agreement and the applicable requirements of the Securities Act, the Exchange Act, and the rules and regulations of the Commission thereunder.

     The Company shall be deemed to have accepted validly tendered Original Notes when, as and if the Company has given oral or written notice thereof to the Exchange Agent. The Exchange Agent will act as agent for the tendering holders of Original Notes for the purposes of receiving the Exchange Notes from the Company.

     If any tendered Original Notes are not accepted for exchange because of an invalid tender, or due to the occurrence of certain other events set forth herein or otherwise, certificates for any such unaccepted Original Notes will be returned without expense to the tendering holders thereof as promptly as practicable after the expiration or termination of the Exchange Offer.

     Holders who tender Original Notes in the Exchange Offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the exchange of Notes pursuant to the Exchange Offer. The Company will pay all charges and expenses, other than certain applicable taxes described below, in connection with the Exchange Offer. See "The Exchange Offer -- Fees and Expenses."

EXPIRATION DATE, EXTENSIONS AND TERMINATION

     The term "Expiration Date" shall mean 5:00 p.m., New York City time, on _______________, 1997 unless the Company, in its sole discretion, extends the Exchange Offer, in which case the term "Expiration Date" shall mean the latest date and time to which the Exchange Offer is extended.

     In order to extend the Exchange Offer the Company will notify the Exchange Agent of any extension by oral (promptly confirmed in writing) or written notice and will make a public announcement thereof, each prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date of the Exchange Offer. Without limiting the manner in which the Company may choose to make a public announcement of any delay, extension, amendment or termination of the Exchange Offer, the Company shall have no obligation to publish, advertise or otherwise communicate any such public announcement, other than by making a timely release to an appropriate news agency.

     The Company reserves the right, in its sole discretion, (i) to delay accepting any Original Notes, (ii) to extend the Exchange Offer, (iii) if any conditions set forth below under "-- Certain Conditions to the Exchange Offer" shall not have been satisfied, to terminate the Exchange Offer by giving oral or written notice of such delay, extension or termination to the Exchange Agent or
(iv) to amend the terms of the Exchange Offer in any manner. Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice thereof to the registered holders. If the Exchange Offer is amended in a manner determined by the Company to constitute a material change, the Company will promptly disclose such amendment by means of a prospectus supplement that will be distributed to the registered holders of Original Notes, and the Company will extend the Exchange Offer for a period of five to ten business days, depending upon the significance of the amendment and the manner of disclosure to such registered holders, if the Exchange Offer would otherwise expire during such five to ten business day period. The rights reserved by the Company in this paragraph are in addition to the Company's rights set forth below under the caption "-- Certain Conditions of the Exchange Offer."

     If the Company extends the period of time during which the Exchange Offer is open, or if it is delayed in accepting for exchange of, or in issuing and exchanging the Exchange Notes for, any Original Notes, or is unable to accept for exchange of, or issue Exchange Notes for, any Original Notes pursuant to the Exchange Offer for any reason, then, without prejudice to the Company's rights under the Exchange Offer, the Exchange Agent may, on behalf of the Company, retain all Original Notes tendered, and such Original Notes may not be withdrawn except as otherwise provided below in "--Withdrawal of Tenders." The adoption by the Company of the right to delay acceptance for exchange of, or the issuance and the exchange of the Exchange Notes, for any Original Notes is subject to applicable law, including Rule 14e-1(c) under the Exchange Act, which requires that the Company pay the consideration offered or return the Original Notes deposited by or on behalf of the holders thereof promptly after the termination or withdrawal of the Exchange Offer.

PROCEDURES FOR TENDERING

     Only a registered holder of Original Notes may tender such Original Notes in the Exchange Offer. To tender in the Exchange Offer, a holder must complete, sign and date the Letter of Transmittal, or facsimile thereof, have the signature thereon guaranteed if required by the Letter of Transmittal and mail or otherwise deliver such Letter of Transmittal or such facsimile to the Exchange Agent at the address set forth below under "The Exchange Offer -- Exchange Agent" for receipt prior to the Expiration Date. In addition, either
(i) certificates for such Notes must be received by the Exchange Agent along with the Letter of Transmittal, or (ii) the holder must comply with the guaranteed delivery procedures described below. Delivery of Original Notes to the Exchange Agent by book-entry transfer will not constitute a valid delivery of the Original Notes.

     The Letter of Transmittal (or facsimile thereof), with any required signature guarantees and any other required documents, must, in any case, be transmitted to and received or confirmed by the Exchange Agent at its addresses set forth under "-- Exchange Agent" below prior to 5:00 p.m., New York City time, on the Expiration Date.

     The tender by a holder which is not withdrawn prior to the Expiration Date will constitute a binding agreement between such holder and the Company in accordance with the terms and subject to the conditions set forth herein and in the Letter of Transmittal.

     THE METHOD OF DELIVERY OF ORIGINAL NOTES AND THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS TO THE EXCHANGE AGENT IS AT THE ELECTION AND RISK OF THE HOLDER. INSTEAD OF DELIVERY BY MAIL, IT IS RECOMMENDED THAT HOLDERS USE AN OVERNIGHT OR HAND DELIVERY SERVICE, PROPERLY INSURED. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE DELIVERY TO THE EXCHANGE AGENT BEFORE THE EXPIRATION DATE. NO LETTER OF TRANSMITTAL OR NOTES SHOULD BE SENT TO THE COMPANY. HOLDERS MAY REQUEST THEIR NOMINEES TO EFFECT THE ABOVE TRANSACTIONS FOR SUCH HOLDERS.

     Any beneficial owner of the Original Notes whose Original Notes are registered in the name of a nominee and who wishes to tender should contact the registered holder promptly and instruct such registered holder to tender on such beneficial owner's behalf. If such beneficial owner wishes to tender on such owner's own behalf, such owner must, prior to completing and executing the Letter of Transmittal and delivering such owner's Original Notes, either make appropriate arrangements to register ownership of the Notes in such owner's name (to the extent permitted by the terms of the

Original Notes) or obtain a properly completed assignment from the registered holder. The transfer of registered ownership may take considerable time.

     If the Letter of Transmittal is signed by a person other than the registered holder of any Original Notes or if delivery of the Exchange Notes is to be made to a person other than the registered holder, such Original Notes must be endorsed or accompanied by a properly completed bond power, in either case signed by such registered holder as such registered holder's name appears on such Original Notes with the signature on the Original Notes or the bond power guaranteed by an Eligible Institution (as defined below).

     Signatures on a Letter of Transmittal or a notice of withdrawal described below (see "--Withdrawal of Tenders"), as the case may be, must be guaranteed by an Eligible Institution unless the Original Notes tendered pursuant thereto are tendered (i) by a registered holder who has not completed the box entitled "Special Delivery Instructions" on the Letter of Transmittal or (ii) for the account of an Eligible Institution. In the event that signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, such guarantee must be made by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States, or another "Eligible Guarantor Institution" within the meaning of Rule 17Ad-15 under the Exchange Act (any of the foregoing, an "Eligible Institution").

     If the Letter of Transmittal or any Original Notes or assignments are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and unless waived by the Company, evidence satisfactory to the Company of their authority to so act must be submitted with the Letter of Transmittal.

     All questions as to the validity, form, eligibility (including time of receipt), acceptance and withdrawal of tendered Original Notes will be determined by the Company in its sole discretion, which determination will be final and binding. The Company reserves the absolute right to reject any and all Original Notes not properly tendered or any Original Notes, the Company's acceptance of which would, in the opinion of counsel for the Company, be unlawful. The Company also reserves the right to waive any defects, irregularities or conditions of tender as to particular Original Notes. The Company's interpretation of the terms and conditions of the Exchange Offer (including the instructions in the Letter of Transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Original Notes must be cured within such time as the Company shall determine. Although the Company intends to request the Exchange Agent to notify holders of defects or irregularities with respect to tenders of Original Notes, neither the Company, the Exchange Agent nor any other person shall incur any liability for failure to give such notification. Tenders of Original Notes will not be deemed to have been made until such defects or irregularities have been cured or waived.

     While the Company has no present plan to acquire any Original Notes which are not tendered in the Exchange Offer or to file a registration statement to permit resales of any Original Notes which are not tendered pursuant to the Exchange Offer, the Company reserves the right in its sole discretion to purchase or make offers for any Original Notes that remain outstanding subsequent to the Expiration Date or, as set forth below under "-- Certain Conditions to the Exchange Offer," to terminate the Exchange Offer and, to the extent permitted by applicable law, purchase Original Notes in privately negotiated transactions or otherwise. The terms of any such purchases or offers could differ from the terms of the Exchange Offer.

     By tendering, each holder will represent to the Company that, among other things, (i) the Exchange Notes to be acquired by the holder of the Original Notes in connection with the Exchange Offer are being acquired by the holder in the ordinary course of business of the holder, (ii) the holder has no arrangement or understanding with any person to participate in the distribution of Exchange Notes, (iii) the holder acknowledges and agrees that any person who is a broker-dealer registered under the Exchange Act or is participating in the Exchange Offer for the purpose of distributing the Exchange Notes must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction of the Exchange Notes acquired by such person and cannot rely on the position of the staff of the Commission set forth in certain no-action letters, (iv) the holder understands that a secondary resale transaction described in clause (iii) above and any resales of Exchange Notes obtained by such holder in exchange for Original Notes acquired by such holder directly from the Company should be covered by an effective registration statement containing the selling security holder information required by Item 507 or Item 508, as applicable, of Regulation S-K of the Commission, and (v) the holder is not an "affiliate," as defined in Rule 405 of the Securities Act, of the Company.

RETURN OF NOTES

     If any tendered Original Notes are not accepted for any reason set forth in the terms and conditions of the Exchange Offer or if Original Notes are withdrawn or are submitted for a greater principal amount than the holders desire to exchange, such unaccepted, withdrawn or non-exchanged Original Notes will be returned without expense to the tendering holder thereof as promptly as practicable.

GUARANTEED DELIVERY PROCEDURES

     Holders who wish to tender their Original Notes and (i) whose Original Notes are not immediately available or (ii) who cannot deliver their Original Notes, the Letter of Transmittal or any other required documents to the Exchange Agent prior to the Expiration Date, may effect a tender if:

     (a)   the tender is made through an Eligible Institution;

     (b) prior to the Expiration Date, the Exchange Agent receives from such Eligible Institution a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form provided by the Company (by facsimile transmission, mail or hand delivery) setting forth the name and address of the holder, the certificate number(s) of such Original Notes (if available) and the principal amount of Original Notes tendered, stating that the tender is being made thereby and guaranteeing that, within five New York Stock Exchange trading days after the Expiration Date, the Letter of Transmittal (or a facsimile thereof) together with the certificate(s) representing the Original Notes in proper form for transfer and any other documents required by the Letter of Transmittal will be deposited by the Eligible Institution with the Exchange Agent; and

     (c) such properly executed Letter of Transmittal (or facsimile thereof), as well as the certificate(s) representing all tendered Original Notes in proper form for transfer and all other documents required by the Letter of Transmittal are received by the Exchange Agent within five New York Stock Exchange trading days after the Expiration Date.

     Upon request to the Exchange Agent, a Notice of Guaranteed Delivery will be sent to holders who wish to tender their Original Notes according to the guaranteed delivery procedures set forth above.

WITHDRAWAL OF TENDERS

     Except as otherwise provided herein, tenders of Original Notes may be withdrawn at any time prior to the Expiration Date.

     To withdraw a tender of Original Notes in the Exchange Offer, a written or facsimile transmission notice of withdrawal must be received by the Exchange Agent at its address set forth herein prior to the Expiration Date. Any such notice of withdrawal must (i) specify the name of the person having deposited the Original Notes to be withdrawn (the "Depositor"), (ii) identify the Original Notes to be withdrawn (including the certificate number or numbers (if applicable) and principal amount of such Original Notes), and (iii) be signed by the holder in the same manner as the original signature on the Letter of Transmittal by which such Original Notes were tendered (including any required signature guarantees). All questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by the Company in its sole discretion, whose determination shall be final and binding on all parties. Any Original Notes so withdrawn will be deemed not to have been validly tendered for purposes of the Exchange Offer and no Exchange Notes will be issued with respect thereto unless the Original Notes so withdrawn are validly retendered. Properly withdrawn Notes may be retendered by following one of the procedures described above under "-- Procedures for Tendering" at any time prior to the Expiration Date.

CERTAIN CONDITIONS TO THE EXCHANGE OFFER

     Notwithstanding any other term of the Exchange Offer, the Company shall not be required to accept for exchange, or exchange the Exchange Notes for, any Original Notes not theretofore accepted for exchange, and may terminate or amend the Exchange Offer as provided herein before the acceptance of such Original Notes, if any of the following conditions exist:

     (a) any action or proceeding is instituted or threatened in any court or by or before any governmental agency with respect to the Exchange Offer which, in the reasonable judgment of the Company, might impair the ability of the Company to proceed with the Exchange Offer or have a material adverse effect on the contemplated benefits of the Exchange Offer to the Company or there shall have occurred any material adverse development in any existing action or proceeding with respect to the Company or any of its subsidiaries; or

     (b) there shall have been any material change, or development involving a prospective change, in the business or financial affairs of the Company or any of its subsidiaries which, in the reasonable judgment of the Company, could reasonably be expected to materially impair the ability of the Company to proceed with the Exchange Offer or materially impair the contemplated benefits of the Exchange Offer to the Company; or

     (c) there shall have been proposed, adopted or enacted any law, statute, rule or regulation which, in the judgment of the Company, could reasonably be expected to materially impair the ability of the Company to proceed with the Exchange Offer or materially impair the contemplated benefits of the Exchange Offer to the Company; or

     (d) any governmental approval which the Company shall, in its reasonable discretion, deem necessary for the consummation of the Exchange Offer as contemplated hereby shall have not been obtained.

     If the Company determines in its reasonable discretion that any of these conditions are not satisfied, the Company may (i) refuse to accept any Original Notes and return all tendered Original Notes to the tendering holders, (ii) extend the Exchange Offer and retain all Original Notes tendered prior to the expiration of the Exchange Offer, subject, however, to the rights of holders to withdraw such Original Notes (see "The Exchange Offer -- Withdrawal of Tenders") or (iii) waive such unsatisfied conditions with respect to the Exchange Offer and accept all properly tendered Original Notes which have not been withdrawn. If such waiver constitutes a material change to the Exchange Offer, the Company will promptly disclose such waiver by means of a prospectus supplement that will be distributed to the registered holders of the Original Notes, and the Company will extend the Exchange Offer for a period of five to ten business days, depending upon the significance of the waiver and the manner of disclosure to the registered holders, if the Exchange Offer would otherwise expire during such five to ten business day period.

     Holders may have certain rights and remedies against the Company under the Purchase Agreement and pursuant to the terms of the Original Notes should the Company fail to consummate the Exchange Offer, notwithstanding a failure of the conditions stated above. Such conditions are not intended to modify those rights or remedies in any respect.

     The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company regardless of the circumstances giving rise to such condition or may be waived by the Company in whole or in part at any time and from time to time in the Company's reasonable discretion. The failure by the Company at any time to exercise the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

TERMINATION OF CERTAIN RIGHTS

     All rights under Purchase Agreement (including registration rights) of holders of the Original Notes eligible to participate in this Exchange Offer will terminate as to those holders who receive Exchange Notes in exchange for tendered Original Notes upon consummation of the Exchange Offer except (i) with respect to the Company's continuing obligations to indemnify the holders (including any broker-dealers) and certain parties related to the holders against certain liabilities (including liabilities under the Securities Act) and
(ii) with respect to provisions in the Purchase Agreement which grant holders of Original Notes and Exchange Notes certain rights to designate directors of the Company. See "Executive Management" and "Description of the Exchange Notes." Insofar as indemnification for liabilities arising under the Securities Act may be permitted pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

EXCHANGE AGENT

     American Stock Transfer & Trust Company has been appointed as Exchange Agent for the Exchange Offer. All questions and requests for assistance as well as all correspondence in connection with the Exchange Offer and the Letter of Transmittal should be addressed to the Exchange Agent, as follows:


          By Facsimile:           By Mail, Overnight Courier or Hand Delivery:
         (718) 234-5001              American Stock Transfer & Trust Company
(For Eligible Institutions Only)                 40 Wall Street
                                               New York, NY 10005
      Confirm by Telephone:
         (718) 921-8237


     Requests for additional copies of this Prospectus, the Letter of Transmittal or the Notice of Guaranteed Delivery should be directed to the Exchange Agent.

FEES AND EXPENSES

     The expenses of soliciting tenders will be borne by the Company. The principal solicitation is being made by mail; however, additional solicitation may be made by telegraph, telephone or in person by officers and regular employees of the Company and its affiliates.

     The Company has not retained any dealer-manager or other soliciting agent in connection with the Exchange Offer and will not make any payments to brokers, dealers or others soliciting acceptance of the Exchange Offer. The Company, however, will pay the Exchange Agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith.


     The cash expenses to be incurred in connection with the Exchange Offer will be paid by the Company and are estimated in the aggregate to be approximately $150,000. Such expenses include fees and expenses of the Exchange Agent and Trustee, accounting and legal fees, and printing costs, among others.


     The Company will pay all transfer taxes, if any, applicable to the exchange of Original Notes pursuant to the Exchange Offer. If, however, certificates representing Exchange Notes, or Original Notes for principal amounts not tendered or acceptable for exchange, are to be delivered to, or are to be issued in the name of, any person other than the registered holders of the Original Notes tendered, or if tendered Original Notes are registered in the name of any person other than the person signing the Letter of Transmittal, or if a transfer tax is imposed for any reason other than the exchange of Original Notes pursuant to the Exchange Offer, then the amount of any such transfer taxes (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the Letter of Transmittal, the amount of such transfer taxes will be billed directly to such tendering holder of Original Notes.

ACCOUNTING TREATMENT

     The Exchange Notes will be recorded at the same carrying value as the Original Notes as reflected in the Company's accounting records on the date of the exchange. Accordingly, no gain or loss for accounting purposes will be recognized. The expenses of the Exchange Offer will be deferred and amortized over the term of the Exchange Notes.

CONSEQUENCE OF FAILURE TO EXCHANGE

     Participation in the Exchange Offer is voluntary. Holders of the Original Notes are urged to consult their financial and tax advisors in making their own decisions on what action to take.

     The Original Notes which are not exchanged for the Exchange Notes pursuant to the Exchange Offer will remain restricted securities. Accordingly, such Original Notes may be resold only (i) in a transaction meeting the requirements of Rule 144 under the Securities Act, (ii) outside the United States to a foreign person in a transaction meeting the requirements of Rule 904 under the Securities Act, (iii) in accordance with another exemption from the registration requirements of the Securities Act (and based upon an opinion of counsel if the Company so requests), (iv) to the Company or (v) pursuant to an effective registration statement and, in each case, in accordance with any applicable securities laws of any state of the United States or any other applicable jurisdiction.

                                   THE COMPANY

         SubMicron Systems Corporation designs and manufactures advanced automated chemical processing systems for use in the production of high-performance semiconductor wafers (the basic component of semiconductor devices) and integrated circuits. The Company's primary products, known as "automated wet stations," perform precise and highly controlled chemical processing of the silicon wafer onto which semiconductor devices are fabricated and interconnected, as well, as perform certain cleaning and film removal steps during the integrated circuit manufacturing cycle. The Company operates in North America, Europe and Asia and provides full equipment support and advanced process assistance to semiconductor manufacturers worldwide.

         The Company is a Delaware corporation with its principal executive offices located at 6330 Hedgewood Drive, #150, Allentown, PA 18106, and its telephone number is 610-391-9200.

                                 USE OF PROCEEDS

         The Company will not receive any cash proceeds from the issuance of the Exchange Notes offered hereby. In consideration for issuing the Exchange Notes as contemplated in this Prospectus, the Company will receive in exchange Original Notes in like principal amount, the terms of which are substantially identical to the Exchange Notes. The Original Notes surrendered in exchange for Exchange Notes will be retired and cancelled. Accordingly, the issuance of the Exchange Notes will not result in any increase in the indebtedness of the Company.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of June 30, 1997 and on a pro forma basis giving effect to the sale of substantially all of the assets of Systems Chemistry. Upon issuance of Exchange Notes in the Exchange Offer, the Company will receive in exchange therefor Original Notes in a like principal amount, the terms of which are substantially identical to the Exchange Notes. Accordingly, the issuance of Exchange Notes will not result in any increase in the Company's indebtedness. This table should be read in conjunction with the information contained in "Use of Proceeds" as well as the Company's historical and pro forma consolidated financial statements and notes thereto included elsewhere herein:



(dollars in thousands, except per share data)     June 30, 1997
                                           ------------------------
                                            Actual        Pro Forma
Cash and cash equivalents                  $  2,792        $  1,447
                                           ========        ========

Long-term debt, less current portion       $ 15,943        $ 19,643

Stockholders' equity:
  Preferred stock, stated value,
  5,000 shares authorized,
  1,211 shares issued
  and outstanding                             9,415           9,415

Common stock, $.0001 par
  value, 100,000,000 shares
  authorized, 17,066,587
  shares issued and outstanding
                                                  2               2

Additional paid-in capital                   41,418          41,418

Accumulated deficit                         (43,531)        (41,231)
                                           --------        --------

     Total stockholders'
       equity                                 7,304           9,604
                                           --------        --------

     Total Capitalization                  $ 23,247        $ 29,247
                                           ========        ========

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated financial data, insofar as it relates to each of the five years in the period ended December 31, 1996, has been derived from the Company's audited consolidated financial statements, including the consolidated balance sheets at December 31, 1996 and 1995 and the related consolidated statements of operations for each of the three years in the period ended December 31, 1996 and the notes thereto, appearing elsewhere in this Prospectus. The selected historical consolidated balance sheet data as of June 30, 1997 and statement of operations data for the six months ended June 30, 1997 and 1996, have been derived from the Company's unaudited condensed consolidated financial statements appearing elsewhere in this Prospectus. The selected pro forma consolidated balance sheet data as of June 30, 1997 and statement of operations data for the six months then ended and for the year ended December 31, 1996, have been derived from the Company's unaudited "Pro Forma Consolidated Financial Information" appearing elsewhere in this Prospectus.

     On August 7, 1997, the Company completed the sale of certain assets, net of liabilities assumed Systems Chemistry to British Oxygen Company, for a negotiated sales price of $17.3 million before closing adjustments. The Company received $15.8 million in cash after a holdback allowance of $1.5 million to cover potential post-closing working capital adjustments. In addition, the Company received the proceeds from a $5.0 million subordinated, non-interest bearing note due in August 2000. The Company applied $18.5 million, after transaction costs and bank fees, to reduce the outstanding balance on its line of credit.

     The selected pro forma consolidated statement of operations data for the year ended December 31, 1996 and the six months ended June 30, 1997 reflect the operations of the Company as if the above disposition had occurred at the beginning of the periods presented. The selected pro forma consolidated balance sheet as of June 30, 1997 reflects the financial position of the Company as if the disposition had occurred as of June 30, 1997. The selected pro forma consolidated statement of operations data for each period presented does not reflect the estimated gain on this sale of approximately $2.0 million.

     The selected consolidated financial data should be read in conjunction with the information contained in the Company's historical consolidated financial statements and the notes thereto, "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Unaudited Interim Condensed Consolidated Financial Statements, and the Unaudited Pro Forma Consolidated Financial Information included elsewhere herein.

                       SELECTED CONSOLIDATED FINANCIAL DATA

(dollars in thousands except per share data)


                                            Year Ended December 31,                                   Six Months Ended June 30,
                             ------------------------------------------------------------------   ---------------------------------
                                                                                      Pro Forma                           Pro Forma
                              1992(1)    1993(1)    1994(1)    1995(1)      1996        1996        1996        1997        1997
                             ---------  ---------  ---------  ---------   ---------   ---------   ---------   ---------   ---------

Statement of Operations
Data:
Net Sales                    $  34,408  $  57,607  $  86,119  $ 123,068   $ 171,484   $ 113,727   $  91,920   $  56,465   $  34,186
Cost of sales                   23,598     37,839     57,882     84,352     142,748      95,969      65,566      52,772      31,034
                             ---------  ---------  ---------  ---------   ---------   ---------   ---------   ---------   ---------
Gross profit                    10,810     19,768     28,237     38,716      28,736      17,758      26,354       3,693       3,152



Selling, general and
  administrative                 7,791     12,860     21,465     29,109      41,337      30,194      18,420      18,587      14,468
Research and development         1,574      2,059      3,357      5,678       9,373       8,488       4,023       4,891       4,485
Restructuring charges               --         --         --         --          --          --          --       3,792       3,792
Special charges                    397        787         --         --          --          --          --          --          --
                             ---------  ---------  ---------  ---------   ---------   ---------   ---------   ---------   ---------
Operating (loss) income          1,048      4,062      3,415      3,929     (21,974)    (20,924)      3,911     (23,577)    (19,593)
Other (expense) income,
  net                             (245)      (259)        72      1,258      (4,701)     (3,191)     (1,945)     (2,779)     (2,003)
                             ---------  ---------  ---------  ---------   ---------   ---------   ---------   ---------   ---------



(Loss) income before income
   taxes, extraordinary
   charge and cumulative
   effect of accounting
   change                          803      3,803      3,487      5,187     (26,675)    (24,115)      1,966     (26,356)    (21,596)
Income tax (benefit)
   expense                        (302)     1,049      1,454      1,498      (6,566)     (6,566)        713       3,000       3,000
                             ---------  ---------  ---------  ---------   ---------   ---------   ---------   ---------   ---------



(Loss) income before
   extraordinary charge
   and cumulative effect
   of accounting change          1,105      2,754      2,033      3,689     (20,109)  $ (17,549)      1,253     (29,356)  $ (24,596)
                                                                                      =========                           =========


Extraordinary charge                --         --         --         --          --                      --      (1,169)
                             ---------  ---------  ---------  ---------   ---------               ---------   ---------

(Loss) income before
   cumulative effect of
   accounting change             1,105      2,754      2,033      3,689     (20,109)                  1,253     (30,525)

Cumulative effect of
   accounting change                --        440         --         --          --                      --          --
                             ---------  ---------  ---------  ---------   ---------               ---------   ---------
Net (loss) income            $   1,105  $   3,194  $   2,033  $   3,689   $ (20,109)              $   1,253   $ (30,525)
                             =========  =========  =========  =========   =========               =========   =========


Net (loss) income per
   common share              $      --  $      --  $    0.13  $    0.23   $   (1.20)              $     .07   $   (1.80)
                             =========  =========  =========  =========   =========               =========   =========
Net (loss) before
   extraordinary charge
   per common share                                                                       (1.05)                          $   (1.45)
                                                                                      =========                           =========
Ratio of Earnings to Fixed
Charges                           4.08      10.44      10.58       3.64
                             =========  =========  =========  =========

(in thousands)                                    December 31,                         June 30, 1997
                            ----------------------------------------------------   --------------------

                             1992(1)    1993(1)    1994(1)    1995(1)     1996      Actual    Pro Forma
                            --------   --------   --------   --------   --------   --------    --------

BALANCE SHEET DATA:

Total assets                $ 17,006   $ 48,309   $ 59,992   $119,948   $125,934   $ 93,045    $ 67,813

Long-term debt              $  2,503   $  2,585   $  4,268   $ 20,103   $ 27,489   $ 18,562    $ 22,262

Working capital (deficit)   $  2,557   $ 28,128   $ 24,178   $ 47,100   $ 25,618   $   (388)   $  8,373

Stockholders' equity        $  2,762   $ 28,783   $ 31,808   $ 46,023   $ 28,676   $  7,304    $  9,604


                  NOTES TO SUMMARY CONSOLIDATED FINANCIAL DATA

---------------------

(1)In February 1995, the Company acquired all of the outstanding stock of Systems Chemistry in exchange for 3,400,000 shares of Common stock. In March 1996, the Company acquired all of the outstanding Common stock of IMTEC Acculine, Inc. ("IMTEC") in exchange for 575,000 shares of Common stock. Each transaction was accounted for as a pooling of interests and, accordingly, historical financial data has been restated to include Systems Chemistry and IMTEC.


(2) In 1996 and 1997, earnings are inadequate to cover fixed charges.

                      MARKET FOR REGISTRANT'S COMMON EQUITY
                         AND RELATED STOCKHOLDER MATTERS

         The Company's Common Stock is traded on the Nasdaq Stock Market National Market under the symbol "SUBM." The following table sets forth for the periods indicated the closing price range of the Common stock as furnished by Nasdaq.

Quarter Ended                High             Low
-------------                ----             ---
March 31, 1995             $7-3/16          $4-1/8
June 30, 1995                   12           6-3/4
September 30, 1995              14           8-3/8
December 31, 1995           11-7/8           9-3/8
March 31, 1996              11-1/4               8
June 30, 1996             11-11/16           7-7/8
September 30, 1996           8-7/8           4-5/8
December 31, 1996           5-9/16         3-41/64
March 31, 1997               5-1/4           3-1/4
June 30, 1997                3-1/2          2-5/16
September 30, 1997           4-5/8         2-11/16


         On March 25, 1997, the date immediately preceding the date of public announcement of the Exchange Offer, the closing sale price of the Common Stock, as reported by Nasdaq, was $3 9/16 per share. On November 11, 1997, the closing sale price of the Common Stock, as reported by Nasdaq, was $2.9375 per share.


         At September 30, 1997, there were 974 record holders of the Company's Common stock. The Company has not paid any dividends on its Common stock. The Company does not anticipate paying dividends on its Common Stock in the foreseeable future, and its banking agreements also restrict the Company's ability to pay dividends.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The following discussion should be read in conjunction with the Selected Consolidated Financial Data and the Consolidated Financial Statements and the Notes thereto and the other financial and operating information included elsewhere in this Prospectus.

GENERAL

         SubMicron, through its subsidiaries, designs, manufactures and markets automated chemical processing and delivery systems for use in the production of semiconductor wafers and integrated circuits. Revenue related to system sales is recognized at the time of title transfer, which ordinarily occurs at the time of shipment. Revenue related to service activities and sales of items from inventory is recognized when the service has been performed or when the items are shipped. Revenue from construction services is recognized when the service has been performed or when the items are shipped. Revenue from construction services is recognized on a method similar to the percentage-of-completion basis. SubMicron's results of operations have varied significantly from quarter to quarter. These fluctuations, which are likely to continue, are a result of several factors including, in particular, the relatively high price of SubMicron's products in relation to quarterly sales and the lead time to manufacture such products. Accordingly, quarterly results are likely to fluctuate and the results for any fiscal quarter may not be indicative of the results for future fiscal quarters.

         Cost of systems sold consists of materials, labor and related expenses associated with the production of a system and are charged to expense when the revenue related to the system is recognized. Cost of service and other sales consists primarily of construction costs, including subcontractor costs, labor and related expenses, resale goods, which includes only the cost of materials as no parts or labor are incurred as "added costs" to resale items, and labor and related expenses on service contracts.

         On August 7, 1997, the Company completed the sale of certain assets, net of liabilities assumed, of Systems Chemistry for $17.3 million, subject to certain working capital adjustments. The Company received $15.8 million in cash after a holdback allowance of $1.5 million to cover potential post closing working capital adjustments. In addition, the Company received proceeds from a $5.0 million subordinated, non-interest bearing note due in August 2000. Results of operations through the periods ended June 30, 1997 include the results of Systems Chemistry.

         In March 1996, the Company acquired all of the outstanding stock of IMTEC in exchange for 575,000 shares of Common stock. In February 1995, the Company acquired all of the outstanding stock of Systems Chemistry in exchange for 3,400,000 shares of Common stock. Each of the transactions was accounted for as a pooling of interests and, accordingly, historical financial data has been restated.

         The Company's future results will depend on its ability to generate sales growth of its existing products and to successfully introduce new products to its customers in the semiconductor industry. Due to the inherent risk in the timing of the development and testing of new products, the Company's operating results may fluctuate, especially when measured on a quarterly basis. The Company's results will also be affected by the condition of the semiconductor industry, as well as the general economy.

The following table sets forth, for the periods indicated, the percentage of net sales represented by certain items in the Company's consolidated statements of operations.


                                                                           Percentage Of Net Sales

                                                            Year Ended December 31,            Six Months Ended June 30,
                                                     ------------------------------------     ---------------------------
                                                      1996           1995          1994          1997           1996
                                                     ------         ------        ------        ------         ------

Total net sales                                       100.0%         100.0%        100.0%        100.0%         100.0%
Total cost of sales                                    83.2           68.5          67.2          93.5           71.3
                                                     ------         ------        ------        ------         ------
Gross Profit                                           16.8           31.5          32.8           6.5           28.7

Operating Expenses:
 Selling, general and administrative                   24.1           23.7          24.9          32.9           20.0
 Research and development                               5.5            4.6           3.9           8.7            4.4
 Restructuring charges                                   --             --            --           6.7             --
                                                     ------         ------        ------        ------         ------
 Total operating expenses                              29.6           28.3          28.8          48.3           24.4
                                                     ------         ------        ------        ------         ------


Operating (loss) income                               (12.8)           3.2           4.0         (41.8)           4.3
Other (expense) income, net                            (2.7)           1.0           0.1          (4.9)           2.1
                                                     ------         ------        ------        ------         ------
(Loss) income before income taxes                     (15.5)           4.2           4.1         (46.7)           2.2
Income tax (benefit) expense                           (3.8)           1.2           1.7           5.3             .8
                                                     ------         ------        ------        ------         ------
(Loss) income before extraordinary item charge        (11.7)           3.0           2.4         (52.0)           1.4

Extraordinary charge                                     --             --            --          (2.1)            --
                                                     ------         ------        ------        ------         ------
Net (loss) income                                     (11.7)%          3.0%          2.4%        (54.1%)          1.4%
                                                     ======         ======        ======        ======         ======



RESULTS OF OPERATIONS

Six months ended June 30, 1997 compared to the six months ended June 30, 1996

         Net sales decreased 39% for the six month period ended June 30, 1997 compared to the same period in the prior year. The decrease in sales was primarily attributable to continued soft market conditions and the rescheduling of the delivery of five systems that were expected to be shipped in the second quarter of 1997. The sales value of the five systems is approximately $9.3 million. These systems were shipped in July 1997.

         Gross profit was 7% of sales for the six months ended June 30, 1997 compared to gross profit of 29% for the comparable period in the prior year. The decreases in gross margin compared to the prior year period was primarily due to the shipment of several low margin customized systems. The six months ended June 30, 1997 also included a writedown of $1.8 million of certain inventory associated with a specific customer order. Gross margins may vary significantly from quarter to quarter based upon product mix. See "Risk Factors."

         Selling, general and administrative expenses were 33% of net sales for the six month period ended June 30, 1997 compared to 20% for the comparable period in the prior year. The increase in selling, general and administrative expenses as a percentage of sales was the result of the significant decrease in sales volume in comparison to the Company's high proportion of fixed costs included in selling, general and administrative expenses. Selling, general and administration expenses for the six months ended June 30, 1997 also included a $700,000 charge related to a prepaid royalty that management had determined has no future value to the Company.

         Results for the six months ended June 30, 1997 include restructuring charges of approximately $3.8 million primarily related to severance costs and lease termination costs associated with vacating the Company's corporate offices. These restructuring charges were incurred as a result of a plan to restructure the corporate organization and to refocus the Company on its core technology.


         Research and development expenses were 9% of net sales for the six month period ended June 30, 1997 compared to 4% of net sales for the prior year comparable period. The increase as a percentage of sales was primarily attributable to the significant decrease in sales volume. Research and development expense increased to approximately $4.9 million for the six month period ended June 30, 1997 compared to $4.0 million for the respective period in the prior year, primarily as a result of the Company's continued development of its 300MM wet bench systems and Primaxx(R) product lines.


         Other expense, net was approximately $2.8 million for the six month period ended June 30, 1997 compared to other expense of approximately $1.9 million for the prior year comparable period. Other expense for the six months ended June 30, 1997 and 1996 consisted primarily of interest charges associated with the Company's convertible debt and borrowings under the Company's line of credit.


         The income tax provision for the six month period ended June 30, 1997 included non-cash charges of $3.0 million related to additional charges to increase the Company's valuation allowance against its net deferred tax asset.


         Results for the six months ended June 30, 1997 include an extraordinary loss for debt extinguishment of $1.2 million or $0.07 per share, in connection with the Company's issuance of the Original Notes and Preferred Stock.


         Net loss for the six months ended June 30, 1997 was approximately $30.5 million compared to net income of approximately $1.3 million for the six months ended June 30, 1996.




Year ended December 31, 1996 compared to the year ended December 31, 1995

         Net sales consist of revenues from sales of systems, construction and installation of systems, spare parts and service contracts. Net sales increased $48.4 million, or 39%, to $171.5 million for the year ended December 31, 1996 from $123.1 million for the year ended December 31, 1995. Systems sales accounted for a majority of the increase. Systems sales for the year ended December 31, 1996 increased 54% to $140.8 million compared to system sales of $91.2 million for the year ended December 31, 1995. The increase in system sales was primarily attributed to the ability of the Company to conform its systems to the needs of its customers. Service and other sales remained near 1995 levels.

         Gross profit decreased 26% to $28.7 million for the year ended December 31, 1996 compared to gross profit of $38.7 million for the year ended December 31, 1995. Gross profit as a percentage of net sales decreased to 17% of net sales for the year ended December 31, 1996 from 31% of net sales for the year ended December 31, 1995. The decrease in 1996 gross profit was in part attributed to a cyclical slowdown in the semiconductor industry which has led to pricing pressures and an increase in the number of customized systems. A majority of the costs associated with the deterioration of the gross profit margins occurred in the third quarter of 1996, primarily due to higher than anticipated production costs on several customized orders. During 1996 the Company recorded significant increases in its inventory, warranty and installation reserves. In addition, the Company recorded a $3 million writedown of inventory in the third quarter of 1996, representing approximately 9% of net inventories at December 31, 1995, due to the inability of a customer to complete a scheduled purchase of eleven SSI units. The writedown represented approximately 40% of the total cost of the units produced under this order.

         Selling, general and administrative expenses were approximately 24% of net sales for the year ended December 31, 1996 and 1995. Selling general and administrative expenses were $41.3 million for the year ended December 31, 1996 compared to $29.1 million for the year ended December 31, 1995, representing a 42% increase. The increase in selling, general and administrative expenses related primarily to an increase in sales volume and related sales and marketing expenses. The increase was also due to professional fees incurred in connection with the Company's financing activities, an increase in the Company's allowance for uncollectible accounts, and a charge for value ascribed to warrants and options issued for professional services.

         Research and development expenses consist of salaries, project materials, laboratory costs, consulting fees and other costs associated with the Company's research and development efforts. Research and development expenses were $9.4 million, or 5% of net sales, for the year ended December 31, 1996 compared to $5.7 million, or 5% of net sales, for the comparable period of the prior year. Spending on research and development increased $3.7 million, or 65%, over the prior year due to an increased complexity and testing of the Company's PRIMAXX(R) gas phase products.

         Other expense, net, was $4.7 million or 3% of net sales for the year ended December 31, 1996 compared with other income, net, of $1.3 million or 1% of net sales for the year ended December 31, 1995. Other expense for the year ended December 31, 1996 consisted primarily of interest charges associated with borrowings on the Company's line of credit, 9% Notes, and capital leases. Other income for the year ended December 31, 1995 represented interest expense on the Company's line of credit and convertible notes, offset by interest income on investments and income recognized from the favorable outcome of a lawsuit.

         The effective tax rate in 1996 of approximately 25%, less than the statutory federal and state rates, was principally a result of the Company's recording a valuation allowance of $2.6 million against its deferred tax asset as of December 31, 1996, thereby reducing the benefit realized on the Company's 1996 net operating loss. In 1995, the effective tax rate of approximately 29% was benefited principally from the implementation of a foreign sales corporation.

Year ended December 31, 1995 compared to the year ended December 31, 1994

         Total net sales in 1995 were $123.1 million, a 43% increase over 1994 total net sales of $86.1 million. The increase was primarily attributable to an increase in market demand for the Company's products. Systems sales increased to $91.2 million for the year ended December 31, 1995, compared to $67.6 million for the year ended December 31, 1994, an increase of 35%. The increase in demand for the Company's products also contributed to the increase in the Company's service and other sales.


Service and other sales increased to $31.9 million for the year ended December 31, 1995 compared to $18.5 million for the year ended December 31, 1994, an increase of 72%.

         Gross profit increased 37% to $38.7 million in 1995 compared to gross profit of $28.2 million in 1994. Gross profit as a percentage of sales decreased to 31% of sales for the year ended December 31, 1995 compared to 33% of sales for the year ended December 31, 1994. The decrease in the gross profit percentage is due primarily to introductory pricing and certain cost overruns in the startup production for GAMA-1(TM) units in the second quarter of 1995.

         Selling, general and administrative expenses were $29.1 million for the year ended December 31, 1995, a 36% increase over the selling, general and administrative expenses for the year ended December 31, 1994 of $21.5 million. The increase was primarily attributable to an increase in commission expense and the hiring of additional sales personnel to accommodate the growth in sales for the year ended December 31, 1995 compared to the year ended December 31, 1994. Selling, general and administrative expenses, as a percentage of sales, decreased to 24% for the year ended December 31, 1995 compared to 25% for the year ended December 31, 1994. The decrease as a percentage of sales was attributable to the significant increase in 1995 sales and the effects of fixed costs included in selling, general and administrative expenses.

         Research and development expenses increased 69% to $5.7 million for the year ended December 31, 1995 from $3.4 million for the year ended December 31, 1994. Research and development expenses, as a percentage of sales, were 5% for the year ended December 31, 1995 and 4% of sales for the year ended December 31, 1994. The increase in research and development expense was primarily attributable to the hiring of personnel to increase the amount of research and development efforts and to expand the applications laboratory.

         Other income (expense) consists of interest income on the Company's investments offset by interest charges on the Company's lines of credit, capital leases, and term note. Other income for the year ended December 31, 1995, includes amounts collected from the favorable outcome of a lawsuit, and is shown net of legal fees incurred.

         The effective tax rate decreased to 29% in 1995 from 42% in 1994, primarily due to tax benefits received from the use of a foreign sales corporation.

LIQUIDITY AND CAPITAL RESOURCES

         Cash and cash equivalents decreased by approximately $2.6 million during the six month period ended June 30, 1997, to approximately $2.8 million. Cash provided by operations totaled approximately $67,000 for the six months ended June 30, 1997, which was largely due to the net loss recognized during the first six months of 1997 offset by collections of accounts receivable, depreciation and amortization and the non-cash extraordinary loss on debt extinguishment. Accounts receivable decreased approximately $20.4 million from $47.6 million at December 31, 1996 to $27.2 million at June 30, 1997. Inventory balances of $33.9 million at June 30, 1997 were consistent with inventory balances at December 31, 1996 of $35.0 million. Investing activities utilized cash of approximately $423,000 to purchase equipment. Financing activities utilized approximately $2.3 million of cash to repay borrowings on the Company's line of credit and to pay down long-term debt and capitalized lease obligations. The Company's working capital decreased approximately $26.0 million to a working capital deficit of ($388,000) at June 30, 1997, compared to working capital of $25.6 million at December 31, 1996, primarily due to the collections of accounts receivable.

         In February 1996, the Company entered into a $30.0 million credit facility with a banking group. The Company used the proceeds from the credit facility to refinance its previous lines of credit and to provide working capital. Borrowings under the credit facility bore interest at the lender's prime rate plus 3.0%, and are secured by substantially all of the assets of the Company. The Company is not in compliance with certain requirements of the credit facility. The banking group has separately agreed to extend the due date of the credit facility from its maturity date of August 18, 1997 to November 14, 1997, and, upon completion of certain currently pending conditions, to December 8, 1997. Subsequent to June 30, 1997, the Company has applied the net proceeds generated from the sale of certain net assets of Systems Chemistry against its outstanding borrowings. Borrowings under the extended agreement are permitted up to $9.5 million, with the interest rate at prime plus 4.0%, effective June 1, 1997. Borrowings under the extended credit facility were $8.6 million at September 30, 1997.


         In March 1997, the Company issued shares of its Preferred Stock convertible into approximately 2.6 million shares of Common Stock and approximately $8.7 million principal amount of Original Notes to the previous holders of $18,350,000 of its 9% Notes and associated investor warrants. The Original Notes are convertible into shares of Common Stock at $3.70 per share, subject to adjustment. Under the agreement pursuant to which the Preferred Stock and the Original Notes were issued, the Company is required to undertake certain registration obligations of the Original Notes. The Registration Statement of which this Prospectus is part is intended to satisfy these registration obligations. If such obligations are not fulfilled by January 31,1998, the Original Notes will become due as of such date.

         On August 7, 1997, the Company completed the sale of certain assets, net of liabilities assumed, of Systems Chemistry for $17.3 million, subject to certain working capital adjustments. The Company received $15.8 million in cash after a holdback allowance of $1.5 million to cover potential post closing working capital adjustments. In addition, the Company received proceeds from a $5.0 million subordinated, non-interest bearing note due in August 2000. The Company applied $18.5 million, after transaction costs and bank fees, to reduce the outstanding balance on its line of credit. The Company estimates a gain on the sale of approximately $2.0 million to be recorded in the third quarter of 1997.

         Management of SubMicron initially budgeted approximately $3 million for capital expenditures in 1997 to expand its production facilities. The Company has currently suspended the expansion of its production facilities and has sharply curtailed spending on capital equipment.

         In response to significant losses from operations in each of the last four quarters, the Company developed a worldwide restructuring plan. The plan is to refocus the Company on its core technology. The plan will also restructure the Company's corporate organization and includes the sale of certain non-strategic assets to generate liquidity. As a result of the restructuring, the Company recorded a $3.8 million restructuring charge in the second quarter of 1997. The restructuring charge includes, among other things, substantial employee severance and lease termination costs. The Company expects to incur additional charges related to the continuation of the restructuring plan of approximately $1.5 million and $1.0 million in the third and fourth quarter of 1997, respectively.

         In recent years, the Company has been substantially dependent upon borrowings to finance its operations. Management estimates that the cash requirements to fund operating, investing and financing activities will require replacement of the funds currently available under the credit facility. Without the availability of a sufficient credit facility, the Company is susceptible to severe cash shortages which may impact its ability to operate. To provide for the Company's cash and working capital requirements, management is pursuing additional funding arrangements and believes it can improve the Company's operating performance and cash flows sufficiently as follows:

         - In response to the problems associated with the Company's rapid growth and the semiconductor industry slowdown which negatively impacted the Company's operations, management has instituted programs designed to reduce costs and improve performance. Management is pursuing an improvement in gross margins through the implementation of enhanced quality systems, controlled operations resulting from the reduction in the direct labor workforce and increased management review of all contract bidding. Additionally, the Company has altered its strategy from revenue growth to operating efficiency and management is focusing its resources on the application of the Company's core technology.

         - Management is in active negotiations with a number of lending organizations to replace its existing credit facility.

         - Management is evaluating its alternatives and currently plans to sell certain non-strategic assets to generate liquidity.

         - As needs require or market opportunities arise, management from time to time may consider raising additional funds through equity financing or strategic partnering arrangements.

         Although there can be no assurance, management is confident that its cost reduction and performance improvement programs, controlled growth strategy, current negotiations with lending organizations, and pursuit of other alternatives will result in the successful funding of its working capital and cash requirements for at least the next year; however, if the financial results during such period do not meet management's expectations and sufficient additional financing is not available, management has the ability and intent to reduce certain expenditures and accelerate collection of receivables to minimize additional capital requirements.

         The Company believes that future results of operations will be influenced by a number of factors, including general economic conditions, timely new product introduction, the volume, mix and timing of orders received and numerous other factors. Due to the continued weakness in the semiconductor industry and the Company's current financial condition, it has experienced a period of soft bookings which has created an uncertainty in the expected revenues for the remainder of 1997.

         The Company's future results will depend upon its ability to achieve profitable sales growth of its existing products and to successfully introduce new products to its customers in the semiconductor industry. Due to the inherent risk in the timing of the development and testing of new products, the Company's operating results may fluctuate significantly. The Company's results will also be affected by the condition of the semiconductor industry, as well as the general economy.

         Inflation has not significantly affected the Company's financial position or operations. Inflation will have the general effect of increasing the Company's operating expenses. A substantial portion of the Company's indebtedness bears interest that fluctuates with the prime rate. No assurance can be given that the prime rate of interest will not fluctuate significantly, which could have an adverse effect on operations.



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
                                    BUSINESS

GENERAL

         SubMicron, through its subsidiaries, designs, manufactures and markets silicon wafer surface preparation equipment and other technologies for use in the production of semiconductor wafers and integrated circuits (IC).

SUBMICRON SYSTEMS, INC. (SSI)

         SSI designs, manufactures and markets advanced wet processing equipment for sale primarily to the semiconductor and silicon wafer manufacturing industries. Utilizing advanced robotics systems and sophisticated software, this equipment carries out precise and highly controlled critical cleaning, etching and stripping steps in the production process. Modular in design, SSI wet stations provide the customer with the flexibility to reconfigure or extend the systems to meet future needs by replacing or adding individual modules.

UNIVERSAL PLASTICS (UP)

         Complementing the product line offered by SSI, UP manufactures a broad line of wet processing equipment, including manual and semi-automatic models which require greater operator assistance to accomplish wafer processing tasks. UP also offers wet stations which incorporate a higher degree of automation and robotics. The utilization of UP's systems extends beyond the semiconductor sector to include such applications as circuit boards, parts cleaning, plating, and substrates of other electronic devices. The systems are typically utilized in research and development, and pilot line applications as well as volume manufacturing.

SYSTEMS CHEMISTRY INCORPORATED (SYSTEMS CHEMISTRY)

         On August 7, 1997, the Company completed the sale of certain assets, net of liabilities assumed, of Systems Chemistry. As a result of this sale, SubMicron will no longer sell chemical delivery and management systems. Systems Chemistry provided automated chemical distribution and management systems to the semiconductor, flat-panel display, recording head and related industries. The systems control and dispense high purity acid, caustic, oxidizer, and solvent chemicals throughout a factory, typically from bulk chemical storage to point-of-use locations. Advanced control capabilities provide the customer with improved chemical quality, lower emissions, reduced consumption, special mixing techniques and safety.

IMTEC ACCULINE, INC. (IMTEC)

        IMTEC designs, develops, tests, manufactures and markets temperature regulated baths, megasonics systems, as well as a number of ancillary products for the semiconductor manufacturing and related industries. Many of IMTEC's products are developed for use in wet processing equipment. The Company's megasonics systems, for instance, produce high-frequency acoustical waves in tank baths to augment chemical action taking place on the wafers.



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PRIMAXX(TM) CORPORATION

         In July 1996, the Company formed a new subsidiary, PRIMAXX(TM) Corporation, to design, manufacture and market tools for single-wafer processing. Using gas-phase chemistries to remove organics, particulates and metals from wafer substrates, PRIMAXX(TM) provides the foundation for the thin films necessary for high-yield production of advanced Ics. Based on the PRIMAXX(TM) platform, the PRIMAXX2F(TM) has been designed to deposit ferroelectric material on wafer surfaces.

INDUSTRY BACKGROUND

         The need for new processes and systems capable of manufacturing silicon wafers and high performance electronic devices with increasingly complex circuits has increased the demand for new semiconductor production equipment. Since 1980, the semiconductor industry has met the growing demand for more advanced Dynamic Random Access Memory (DRAM) by providing integrated circuits with smaller circuit designs and increased memory capacity. With the successive development of the 64KB, 256KB, IMB, 4MB and 16MB DRAMs, feature sizes of the circuits have declined from a size greater than 2.0 microns to 0.5 micron for a 16MB DRAM. At the same time, the size of the wafers has increased from four inches (100mm) in diameter to eight inches (200mm) in diameter. The first wafer fabrication facility built specifically to process 12-inch wafers (300mm) is scheduled to begin production in 1998.

         Silicon wafers are transformed into semiconductor chips in a specialized production facility known as a wafer fabrication line. Integrated circuit manufacturing involves a complex series of repetitive process steps to transform a raw silicon wafer into an integrated circuit. The number of steps involved in the manufacture of DRAMs has increased from approximately 60 process steps for the 64KB (64 thousand bits) circuit to as many as 250 process steps for the 16MB (16 million bits) circuit. A critical part of the fabrication process is the cleaning of the wafers to remove particles, oxides and metal contamination which, if not removed, can render a circuit inoperable, particularly if the size of the contaminant particle is larger than the geometry of the integrated circuitry. As the circuits on DRAMs have become smaller, the tolerance levels for contaminants on the wafer surface have declined in order to maintain commercially acceptable yields.

WAFER AND SEMICONDUCTOR DEVICE FABRICATION

         The basic component in the manufacture of semiconductor devices is a thin, circular crystalline wafer, typically 100mm to 200mm in diameter, composed of silicon or another semiconductor material. During the fabrication process, several layers of conductive or dielectric materials are sequentially grown or deposited on the wafer surface through a series of thermal or chemical procedures. Production occurs in a controlled environment known as a "clean room," which is a manufacturing facility separated from the outside environment and which employs specialized filters to reduce the number of particulates in the air within the facility. Each layer undergoes a series of processes to etch and strip away a portion of the layer, leaving the desired integrated circuit pattern. The wafers are ultimately separated into individual integrated circuits or discrete components and are then packaged, assembled and tested.

         The typical integrated circuit fabrication process takes between eight and twelve weeks. The primary stages of this process are discussed below. The typical "base" silicon wafer fabrication process takes between three and six weeks.



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         Cleaning. The wafer surface must be cleaned and prepared in order to begin the IC fabrication. As the integrated circuits' geometry becomes smaller and more complex, the reduction of organic, metal and particle contamination of the wafer becomes a critical factor in wafer processing. Specific contaminants are organic, oxide films and metals. These contaminants can destroy individual circuits and must be removed prior to the growth or deposit of subsequent layers on the wafer. Contamination removal is also required prior to high temperature operations so that the contamination is not diffused into the wafer during such operations. The wafer must also be cleaned at various other stages in the fabrication process to continue to remove contaminants and particulates.

         Cleaning is generally performed by exposing the wafer to a sequence of liquid chemical baths or gas vapors. SSI's products are designed to perform these functions throughout the integrated circuit fabrication process. As many as 50 of the 250 process steps involved in manufacturing an advanced IC take place in a wet station. In addition to contamination from particles left over from the various steps in the fabrication process, such as etching or stripping, contaminants may also be introduced from the equipment and chemicals utilized in the manufacturing process.

         SSI has designed its automated wet stations to reduce the level of contamination to which the wafer is exposed during operation of its equipment. SSI's "rear-mounted" system has two-axis robots which permit the front of the system to be closed off to the outside environment, thereby reducing particulate contamination. The Company's GAMA-1(TM) is a self contained system not exposed to the outside environment. Both types of equipment are assembled in a clean room, which reduces the risk of equipment contamination during assembly.

         Layering. After initial cleaning and wafer surface preparation, a thin film of either conductive or dielectric material is grown or deposited on the wafer surface. Depending upon its particular electrical properties, a layer functions as an insulator, semiconductor or conductor.

         Photolithography. After the film layer is deposited on the wafer, it is covered with photoresist, a light sensitive material. Integrated circuit patterns are then projected onto the photoresist by exposing it to an energy source. Chemical changes occur in the portion of the photoresist exposed to the energy source. These changes result in a transfer of the image of the desired circuit onto the wafer.

         Etching. After a circuit pattern has been imprinted, the image on the film is developed, which creates precisely defined areas of protected and unprotected photoresist. The next step in the fabrication process is etching, which involves removal of the unprotected areas of the patterned film, leaving behind the desired circuit pattern. The etching can be accomplished with either a wet chemistry process, using liquid chemicals, or a dry chemistry (typically plasma) process, using chemical gases. The circuit is then electrically charged, or doped, through the diffusion or implantation of ions.

         Stripping. After the surface has been electrically charged, the remaining areas of photoresist are stripped off the wafer with either a wet chemistry or a dry chemistry process.

         These operations are repeated numerous times during the fabrication process; the exact number depends upon the type and complexity of the semiconductor device. A finished integrated circuit consists of a number of film layers which together form thousands of extremely small electronic components that combine to perform the desired electrical functions. Each step in the fabrication process requires precision and must be rigorously controlled to attain commercially acceptable yields and cost performance.



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PRODUCTS

         Automated Wet Stations. SubMicron's primary business is the design and manufacture of automated wet stations, accounting for approximately 60% of net sales (90% of sales, excluding sales by Systems Chemistry) for the year ended December 31, 1996. A wet station consists of an interconnected series of chemical processing modules, each programmed to apply specific chemicals, gases or vapors to the wafer surface in order to remove particles and other contaminants, to etch deposited layers or strip photoresist from the wafer. Wafers are processed in the wet station primarily by immersing the wafer in a chemical bath or by placing the wafer into a vapor chamber. Other modules in a system are used to rinse and dry the wafer. Wafers are transported from module to module by a robotic arm. The robot and specific chemical or vapor used with each module, including the chemical or vapor concentration and temperature, are controlled by a computer and customized software included with each system.

         SubMicron's automated systems are designed to minimize the level of contaminants introduced into the fabrication process by reducing both the contamination level of its components and the chemicals used in its systems as well as the degree of operator interaction necessary for operation. Each system is based on a standardized modular design which is intended to permit reconfiguration of the system to meet particular customer needs and specifications. The modular design also provides certain flexibility in reconfiguring or expanding the system as integrated circuits become more complex and processing requirements change.

         SubMicron's new generation of automated wet station, called GAMA-1, is designed to achieve the future industry requirements for fabrication of silicon wafers of up to 300mm and device features as small as 0.25/0.35 microns, required for manufacturing 64MB DRAMs.

         GAMA-1 is designed to provide lower operating costs and reduced emissions compared to other cleaning systems. The GAMA-1 incorporates the following features:

         Reduced Exhaust Emissions: GAMA-1 utilize a proprietary Class 1 mini-environment which emits less exhaust emission compared to conventional systems. This makes the tool more environmentally friendly and safer for human operators than certain other systems.

         Point-of-Use Concentration Control: Each chemical bath incorporates a point-of-use concentration control called In-situ Chemical Efficiency
         (ICE) which extends the useful chemical life, thus reducing chemical consumption and waste.

         Semi-Cassetteless Carriers: Typical wet stations utilize a cassette to hold the silicon wafers, which requires the equipment and chemical tanks to perform the cleaning process on the cassette as well as the wafers. A semi-cassetteless system reduces the cleaning load by enabling a reduction in the size of tanks and the volume of the chemical required to process wafers.

         Smaller Footprint: The GAMA-1 station incorporates chemical dispense and mix units, which in the past had been remote, into the design of the wet station. This enables a reduction in overall floor space required.



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         To further reduce the level of contaminants introduced into the fabrication process by its automated wet stations, SSI assembles and packages all of its automated wet station systems in a Class 10 clean room (fewer than ten particles per cubic foot of air per minute contained in the air circulating through the clean room).

         SSI's systems also offer the following features, many of which are sold separately as additions to, or replacements for, existing systems:

         Megasonic Cleaning System (Phaser). SubMicron's high frequency/high power energy cleaning system (the "TurboPhaser") uses high frequency energy waves to remove particle contamination from a batch of wafers immersed in a chemical bath. This process, also known as megasonic cleaning, is designed to assist in the removal of contaminants from the wafer surface which generally cannot be removed by standard spray wafer processing. The TurboPhaser is operated by an electronic controller and possesses transducer assemblies capable of operating (from a single power supply) at a frequency range of .75 Mhz to 1.2 Mhz and emitting over 1600 watts per transducer utilized in a wet station. There are patent applications pending for portions of the megasonic cleaning system. The TurboPhaser may be used in both UP and SSI wet benches, and is also available as an OEM subsystem for incorporation or retrofit into other wet benches. This technology has been transferred to IMTEC to complement and extend its line of products.

         Point-of-Use Chemical Generation System (POUCG). This patented system mixes liquid chemicals at the point of use (the particular tank in the wet station) by injecting specific gases into purified water contained in station processing tanks. Many semiconductor manufacturing facilities supply chemicals to processing tanks from a central plant system often located hundreds of feet from the processing tanks. Because chemicals can be transported from a central plant system with few contaminants, the POUCG system is generally able to produce purer chemicals for application in processing tanks than those distributed in liquid form from a central plant system. Furthermore, this system reduces the need to utilize certain commercially prepared liquid chemicals which typically are not at the purity levels attained by the chemicals generated by SubMicron's system.

         Point-of-Use Chemical Concentration System (ICE, In-situ Chemical Efficiency). The concentration of chemicals utilized in process tanks, whether supplied in liquid form from a central plant system or generated from gas at the point-of-use, diminishes over time. SubMicron's system continuously monitors the chemical concentration in the process tanks and injects chemical gases into processing tank solutions as necessary in order to maintain chemical concentration. The system's ability to replenish depleting chemicals reduces the need to replace chemicals, resulting in lower customer chemical usage and disposal costs. SubMicron has patented a portion of this system.

         High-Temperature Recirculation/Filtration System. The continuous recirculation and filtration of the chemicals in a tank provides an alternative to conventional, stagnant process solutions which require more frequent chemical changes. Although this product has a higher initial cost than conventional recirculation systems, the Company believes the system is generally less expensive to operate than conventional systems because it reduces chemical consumption, contamination and disposal costs.

         Sulfuric Ozone Injection and Recirculation System. This system, for which SubMicron has received a patent, is designed for continuous sulfuric filtration and solution oxidation. The system has certain advantages over conventional liquid oxidized solutions, including the reduction of the


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contaminants and chemical consumption and disposal, the minimization of sulfuric dilution, the extension of sulfuric bath life and the elimination of certain metal cleaning process steps.

         All Teflon Recirculation/Filtration System. This product offers a high-purity process recirculation and filtration system for chemicals utilized in SSI's process tanks. The system features a pneumatic pump surge suppressor designed to extend pump and filter life and to provide continuous flow and standard aspirated draining of the entire wet station system.

         Turbo DI Water Rinse. SubMicron's Turbo DI (Deionized) Water Rinse is a processing tank utilized for combination quick-dump/spray/high-flow cascade rinsing and gas injection. SubMicron has received a patent for this processing tank's design. The design allows for uniform chemical application to wafer surfaces, and the tank may be programmed for continuous variable temperature liquid injection.

         Cluster Tool Dry Cleaning System (PRIMAXX(TM) Corporation product line). SubMicron's current automated chemical process systems make primary use of liquid (wet) chemical processing. SubMicron believes that as semiconductor devices become more complex, the industry will move towards single wafer processing and that gas (dry) processing techniques will be employed in more phases of the fabrication process. Several companies are utilizing dry chemical vapor deposition (CVD) techniques to deposit layers on single wafers for subsequent process applications. These CVD techniques are most effective when performed in a nonatmospheric (vacuum) environment. In order to maintain a vacuum as wafers proceed through the fabrication process, a standard industry interface, called MESC, has been established which permits processing tools to be connected to each other so that wafers may be transferred between processing steps without being exposed to atmospheric or human contact. The MESC interface provides the means for tools to be clustered together, thereby taking up less space in a fabrication line. Moreover, cluster tools are completely closed to the outside environment and do not need to be kept in clean room conditions.

         In order to successfully perform dry CVD processing, the wafer must first be cleaned. Wet stations, which use liquid chemicals in atmospheric conditions, permit oxidation contamination on the wafer surface and therefore cannot be used in the cluster module. PRIMAXX(TM) has been designed to remove certain contaminants as well as moisture in a vacuum, and permits vacuum wafer transfer to the CVD reactor, thereby preventing oxidation contamination. SubMicron has obtained a patent relating to the dry cluster cleaning tool and has developed proprietary processes used in connection with the dry cluster cleaning tool.

         Accordingly, SubMicron is expending a significant portion of its research and development efforts in the area of dry processing. It has provided a grant through December 1997 to Pennsylvania State University which funds research to evaluate prospects for extending PRIMAXX(TM) technology for further use in the semiconductor manufacturing industry.

         SubMicron does not believe that dry cluster tools will replace the need for its automated wet station. Dry cluster cleaning tools remove moisture, organics, oxides and metals from wafer surfaces but the technology cannot clean heavily contaminated wafers, nor can it remove particles. SubMicron's wetstations, which remove particle contamination with the aid of megasonics-enhanced chemical processing tanks (acoustical energy cannot be transmitted in a vacuum/gas environment) is still expected to be needed to prepare the wafer surface prior to cluster tool processing and for other processing steps which do not utilize dry technology.



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         The Company also has developed an extension of PRIMAXX(TM) to perform etching steps as well as a deposition tool called the PRIMAXX2F(TM) which is designed to deposit uniform films of ferroelectric materials used in advanced applications, such as non-volatile memory devices. In September, 1997, the Company entered into a license agreement with AG Associates, Ltd. for its PRIMAXX(TM) dry cleaning technology concerning a specific field of use for $1.25 million in cash with potential additional royalties of $2.5 million over a multiyear period.

RESEARCH AND DEVELOPMENT

         The market for semiconductor manufacturing equipment is characterized by rapid technological change and product innovation. SubMicron believes that continued and timely development of new products and enhancements to existing products are necessary to maintain its competitive position within the industry. Accordingly, SubMicron is committed to an active research and development program and regularly consults with customers, industry groups and academic institutions to determine the changing needs of the industry.

         SubMicron's research and development programs are primarily focused on devising methods for producing cleaner wafer surfaces required for smaller geometry integrated circuits, increasing process control and flexibility through monitoring and software management systems, and further developing robotic automation in the clean room for single wafer processing. The Company believes that evolving technological challenges in the manufacturing process of advanced semiconductor devices present significant opportunities and challenges.

         SubMicron maintains a 2,600 square-foot Class 1 Applications Laboratory in a portion of its Allentown facility. The Applications Lab provides the Company's customers with the ability to process their wafers on the Company's equipment. The equipment in the Applications Lab includes a GAMA-1 station, a PRIMAXX(TM) module, a semi-automatic wet station and a rear mount station. The Applications Lab also contains equipment for analytical process performance data on the quality of the Company's equipment. This capability includes defect analysis for particles and ionics as well as oxide uniformity analysis. The Applications Lab also provides a test facility for the Company's future products. SubMicron currently maintains a research and development process engineering staff of 48.

         Expenditures for research and development are charged to expense as incurred. During 1996, 1995 and 1994 research and development expenses were approximately $9.4 million, $5.7 million and $3.4 million, respectively.

MARKETING, SALES AND SERVICE

         SubMicron markets and sells its products for use in both new fabrication lines and as replacement systems or components for existing fabrication lines. Potential customers for SubMicron's products include advanced semiconductor manufacturers worldwide. Geographically, four principal markets exist: Japan; the United States; Europe; and the Far East.

         In 1996, approximately 70% of the Company's net sales were to major chip manufacturers in the United States and, therefore, the Company has directed the majority of its sales and marketing efforts in the U.S. SubMicron sells its products in the United States through a combination of a direct sales force and manufacturer's representatives.



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         SubMicron is increasing its marketing effort in Europe and the Far
East. SubMicron has a sales office in France and a subsidiary in Singapore. SubMicron also has a joint venture agreement with a Japanese company whereby SubMicron has given exclusive manufacturing and distribution rights in Japan for one of its products. In exchange, SubMicron receives exclusive manufacturing and distribution rights in the United States for one of the Japanese company's products. The Company believes this agreement enhances its ability to penetrate the Japanese market.

         SubMicron has experienced and expects to continue to experience variations in its customer mix. The timing of an order for SubMicron's products is primarily dependent upon the customer's expansion program, replacement needs or requirements to improve semiconductor device fabrication productivity and yields. Consequently, a customer that places significant orders in one year may not necessarily place significant orders in subsequent years.

         Due to the substantial operational and financial commitments customers make when they purchase a system, SubMicron believes that its ability to provide prompt and effective field support is critical to its marketing efforts. SubMicron employs 62 full-time field service engineers to assist and train its customers in performing preventative maintenance and to service SubMicron's equipment. For certain large domestic and international orders, SubMicron provides full-time on-site technical support and maintenance for the first year. After the first year. SubMicron offers maintenance contracts whereby one or more employees of SubMicron will work full time at the customer's facility and provide service, maintenance and/or training for customer personnel on a fee basis. SubMicron typically provides its customers with a one-year parts-and-labor warranty on products, which generally begins two months after delivery of a product. In an attempt to reduce the cost of such warranties, SubMicron generally requires its vendors to provide a comparable parts warranty on the component parts not manufactured by SubMicron.

BACKLOG

         SubMicron schedules production of its systems based upon order backlog. SubMicron includes in its backlog only those customer orders for which it has accepted purchase orders and assigned shipment dates within the next twelve-month period. As of September 30, 1997 and 1996, SubMicron's backlog was approximately $20.8 million and $55.4 million, respectively (as restated to give effect to the Systems Chemistry transaction). Because of possible changes in delivery schedules and cancellations of orders, SubMicron's backlog at any particular date is not necessarily representative of actual sales for any succeeding period.

MANUFACTURING AND ASSEMBLY

         SubMicron performs a performance/cost analysis of each component of its products and manufactures only those component parts for which it believes there is a functional, quality or major cost advantage. Other components are purchased from third-party vendors. Many of these purchased items are standard products, although certain parts are made to SubMicron's specifications. Accordingly, SubMicron's manufacturing activities consist primarily of assembling and testing components and subassemblies, and integrating them into a finished system. SubMicron believes that this method allows it to achieve relatively flexible manufacturing capacity, while lowering overhead expenses.

         SubMicron assembles its automated wet systems in a Class 10 clean room environment which is similar to the clean rooms used by many semiconductor manufacturers for wafer fabrication. Universal Plastics also assembles and tests its finished products in clean rooms. This procedure is


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intended to reduce the amount of particulate and other contaminants in its system, thereby improving yield for its customers. Following assembly, the completed system is packaged in a clean room environment to maintain clean room standards prior to shipment.

COMPETITION

         The semiconductor equipment manufacturing industry is highly competitive. The principal competitive factors in the industry are the quality, performance, reliability, price and operating cost of the processing equipment. There can be no assurance that levels of competition in SubMicron's particular product markets will not intensify or that SubMicron's technological advantages may not be reduced or lost as a result of technological or other advantages by competitors or changes in semiconductor processing technology. Many of SubMicron's competitors have greater financial and other resources than SubMicron.

         The primary competition to SubMicron's automated wet station equipment is from Japanese companies, principally DaiNippon Screen Manufacturing Co., Ltd., Sugai Chemical Industry Co., and Sankyo Engineering Co., Ltd. SubMicron also competes with a number of non-Japanese companies, including Santa Clara Plastics Manufacturing Co., a U.S. company. In addition, SubMicron faces competition from a number of domestic companies which supply manual wet stations at a price significantly lower than the price of SubMicron's automated system.

PATENTS AND TRADEMARKS

         SubMicron holds ten United States patents, has three allowed United States patent applications and has several patent applications pending in the United States covering various features of its products and products under development. SubMicron currently has six foreign patents and five patent applications pending outside of the United States. Although SubMicron believes that the protection of its proprietary technologies and products is important, it believes that patent protection is less important to its success than other competitive factors such as a skilled workforce, technical expertise and the ability to adapt quickly to changes in the marketplace. SubMicron attempts to protect its proprietary information through non-disclosure agreements with its key employees.

EMPLOYEES

         At September 30, 1997, the Company had 395 full time employees, of whom 141 were engaged in manufacturing, 62 were engaged in field service, 64 were engaged in research and development, 27 were engaged in engineering, 42 in sales and marketing and 59 held general and administrative positions.

         SubMicron is not subject to any collective bargaining agreements.

COMPANY HISTORY

         Trinity Capital Enterprise Corp. (Trinity) was formed in March 1991 to serve as a vehicle to effect a merger, exchange of capital stock, asset acquisition or other similar business combination with an operating business. On August 31, 1993, SSI merged into a subsidiary of Trinity, and Trinity changed its name to SubMicron Systems Corporation (the Company). Under the terms of the merger, Trinity issued a total of 5,666,440 shares of its Common stock in exchange for all outstanding shares


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of SSI Common stock. For financial reporting purposes, the acquisition was treated as a recapitalization of SSI with SSI as the acquired company (reverse merger).

         In May 1994, the Company acquired the assets of DiPiero, Inc. (d/b/a Universal Plastics) in exchange for assuming liabilities of approximately $2.3 million. For financial reporting purposes, the acquisition was accounted for as a purchase. In February 1995, the Company acquired all of the outstanding stock of Systems Chemistry for 3,400,000 shares of Common stock. In March 1996, the Company acquired all of the outstanding Common stock of IMTEC for 575,000 shares of Common stock. Each of the Systems Chemistry and IMTEC for transactions was accounted for as a pooling of interests and, accordingly, historical financial data has been restated. In August 1997, the Company completed the sale of substantially all of the assets and certain liabilities of Systems Chemistry. As such, the Company will no longer participate in the bulk chemical distribution industry.

PROPERTIES

         SubMicron's principal manufacturing and design facilities of SSI occupy approximately 90,000 square feet of three separate buildings in Allentown, Pennsylvania. The lease for these facilities expires in January 1998. The current monthly rental expense, including expenses, is $58,125.

         In November 1996, the Company entered into a lease with a related party for a 35,000 square foot facility near its main Allentown operations. The seven year lease provides for monthly rental expense ranging from $21,565 to $23,453 with rental adjustments on the second and fourth anniversary of the lease agreement. The Company vacated the facility in June 1997 and has agreed to sublet the facility for a minimum of 18 months with an outside third party. The subleasee's payments approximate the Company's monthly rental payments.

         UP occupies 26,340 square feet of a building in Santa Clara, California with current monthly rental expense of $18,916. IMTEC occupies 16,400 square feet of a building in Sunnyvale, California with a current monthly rental expense of $7,360. The Company's Singapore subsidiary occupies 700 square feet of office space in Singapore. SubMicron also leases four sales offices, two in Texas, one in California and one in France. The Company's facilities are expected to be adequate to support its operations.

LEGAL PROCEEDINGS

         The Company is subject to lawsuits arising, from time to time, in the ordinary course of its business. In the opinion of management, the ultimate resolutions of such matters will not have a material impact on SubMicron's financial position, liquidity or results of operations.



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                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

         Set forth below is certain information concerning the Company's directors and executive officers:

Name                       Age       Position

David J. Ferran             41       President; Chief Executive Officer; Class A
                                     Director
David W. Dedman             44       Executive Vice President
John W. Kizer               56       Chief Financial Officer
Leonard R. Weisberg         67       Class A Director
Maurice J. Gallagher, Jr.   47       Class B Director
Barry W. Ridings            45       Class B Director
Ronald B. Booth             48       Class C Director

         The Board of Directors is divided into three classes serving staggered three-year terms, the term of one class of directors to expire each year. The term of the Class A Directors expires at the 1999 Annual Meeting of Stockholders; the term of the Class B Directors expires at the 1998 Annual Meeting of Stockholders; and the term of the Class C Directors expires at the 2000 Annual Meeting of Stockholders. Officers of the Company serve at the pleasure of the Board of Directors.

         In connection with the issuance of the Original Notes and Series A Preferred Stock in March 1997, the Company agreed to appoint two representatives of the holders of the Original Notes (the "Noteholders") as directors of the Company. Messrs. Booth and Gallagher are such representatives. In addition, the Board of Directors agreed to continue to nominate Messrs. Booth or Gallagher (or other nominees reasonably acceptable to the Company and the representatives of the Noteholders) upon the expiration of their respective terms if more than 50% of the aggregate principal amount of the Notes (which will include the Exchange Notes upon consummation of the Exchange Offer) remains outstanding at the expiration of such term or was outstanding at any time within six months prior to the end of such term. Beginning six months after less than 50% but more than 25% of the aggregate principal amount of the Notes remains outstanding, the Noteholders will be entitled to have only one designee on the Board, and six months after less than 25% of the aggregate principal amount of the Notes remains outstanding, the Noteholders will no longer be entitled to representatives on the Board. Accordingly, one or both of the designees is intended to resign as a director at such time as the Noteholders are entitled to only one or no representatives on the Board.

         David J. Ferran became President, Chief Executive Officer and a director of the Company in May 1997. Prior thereto, Mr. Ferran served as President and Chief Executive Officer of Tylan General Corporation and its predecessor from 1984 and as Chairman of its Board of Directors from February 1994 until February 1997, when Tylan General was acquired. Mr. Ferran has a B.S. in Business Administration from the University of New Hampshire.

         David W. Dedman became Executive Vice President, Global Business Development in May 1997. He has 15 years experience in the international semiconductor equipment market and is responsible for the formation of strategic partnerships and equipment sales and support. Previously, he worked with Tylan General as Senior Vice President and sales and support and was also a member of that company's executive committee. Prior work experience includes Emerson Electric and E.I. Dupont. Mr. Dedman has been instrumental in securing mutually profitable strategic partnerships with major worldwide semiconductor device manufacturers.

         John W. Kizer became Vice President Finance & Chief Financial Officer in July 1997. Mr. Kizer holds a B.B.A. degree from the University of Toledo and is a Certified Public Accountant. Most recently, he was a Vice President and Corporate Controller of Tylan General Corporation, a global supplier of semiconductor processing equipment that was acquired by Millipore Corporation in February 1997. Prior to joining Tylan General, he served as Vice President, Finance and Chief Financial Officer for Robershaw Controls Company and also held financial management positions at Trustcorp Bank Ohio and Champion Spark Plug Company. He has over 25 years in senior financial management positions.

         Leonard R. Weisberg has been a director of the Company and its predecessor since 1989. Mr. Weisberg was Vice President, Research and Engineering for Honeywell Inc. from 1980 until his retirement at the end of 1994. Prior to joining Honeywell, Mr. Weisberg served as Director of Electronics and Physical Sciences in the Office of the Secretary of Defense of the United States Department of Defense. Previously, Mr. Weisberg was Vice President and Director of the Central Research Laboratory of Itek Corporation and was Director of the Semiconductor Device Research Laboratory of RCA Laboratories. Mr. Weisberg has a B.A. in Physics from Clark University and an M.A. in Physics from Columbia University.

         Maurice J. Gallagher, Jr., has been a director of the Company since April 1997. Mr. Gallagher participated in the founding of ValuJet Airlines, Inc. in July 1992 and has served as a director of ValuJet since its inception. He served as ValuJet's President from its inception until June 1993 and as its Chief Financial Officer until May 1994. Mr. Gallagher also served as Vice Chairman of the Board of ValuJet from June 1993 until October 1996. In addition, since May 1992, Mr. Gallagher has been involved as an investor in various aviation related and other companies. From May 1992 until March 1993, he served as a director of Mesa Airlines, Inc. and from 1983 to August 1992, he served as an executive officer and director of WestAir Holding, Inc., the parent of a regional airline headquartered in Fresno, California. WestAir Holding, Inc. was acquired by Mesa Airlines in May 1992. Mr. Gallagher has an M.B.A. from the University of California at Berkeley.

         Barry W. Ridings has been a director of the Company since 1991. Since March 1990, Mr. Ridings has been a Managing Director for Alex. Brown & Sons. From June 1986 to March 1990, Mr. Ridings was a Managing Director for Drexel Burnham Lambert, investment bankers. Mr. Ridings is also a director of Noodle Kidoodle, Inc., New Valley Corporation, Norex Industries, Inc., Telemundo Group, Inc., Search Capital Group, Inc. and TransCor Waste Services, Inc. Mr. Ridings received an M.B.A. from Cornell University.

         Ronald B. Booth has been a director of the Company since April 1997. Mr. Booth has been President of Pacific Air Aviation, Inc., an air charter company in Las Vegas, Nevada, since October 1993. From October 1992 to September 1993, Mr. Booth was Chief Financial Officer of Arcadian Motor Carrier, Inc., a nationwide trucking operation, and from September 1984 to October 1992, he was Vice President of Finance for WestAir Commuter Airlines. Mr. Booth is a Certified Public Accountant and has a B.S. degree in Business Administration/Accounting from California State University, Chico.

                             EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

     The following table sets forth the cash compensation paid by the Company as well as certain other compensation paid or accrued during fiscal year 1994, 1995 and 1996 to David F. Levy, the Company's Chief Executive Officer during fiscal year 1996, and to each of the Company's three other executive officers during 1996 (collectively, the "Named Executives"):


                                                           ANNUAL COMPENSATION                       LONG-TERM
                                                                                                    COMPENSATION

                                                                          OTHER ANNUAL                            ALL OTHER
    NAME AND PRINCIPAL      FISCAL         SALARY ($)        BONUS       COMPENSATION          AWARDS            COMPENSATION
         POSITION            YEAR                             ($)           ($) (1)           OPTIONS (#)            ($)
David F. Levy, Chairman       1996          360,000          34,000         47,617(2)            73,000               ____
of the Board, President       1995          340,000          46,320          ____                55,000               ____
and Chief Executive           1994          300,000           ____           ____                 ____                ____
Officer


R. G. Holmes,                 1996          150,000           ____          23,894(2)            20,000               ____
Chief Financial Officer       1995          75,000(3)         ____           ____                20,000               ____
and Treasurer


Daniel G. Hajjar,             1996          150,000          15,000          ____                36,500               ____
Chief Operating Officer       1995          150,000           ____           ____                40,000               ____


James S. Molinaro,            1996          340,000          34,000          ____                25,000               ____
President, SubMicron          1995          340,000          46,320          ____                45,000               ____
                              1994          300,000           ____           ____                ____                 ____


--------------------------
(1) Except as noted below, none of the Named Executives received any other annual compensation not categorized as salary or bonus except for perquisites and other personal benefits which in the aggregate did not exceed the lesser of $50,000 or 10% of the total annual salary and bonus reported for such Named Executive.

(2) Includes automobile reimbursement of $24,042 and $23,894 for Messrs. Levy and Holmes, respectively.

(3)      Mr. Holmes joined the Company in June 1995.

STOCK OPTION GRANTS

         The following table contains information concerning grants of stock options under the Stock Option Plan to the Named Executives during 1996. The Company does not have any plan pursuant to which stock appreciation rights ("SARs") may be granted.

                              OPTION GRANTS IN 1996



                                                                                                     Potential Realizable Value at
                                                                                                     Assumed Annual Rates of Stock
                                                                                                     Price Appreciation  for Option
                                                                Individual Grants                    Term (1)

                         Number of
                         Securities            % of Total
                         Underlying            Options Granted
                         Options               to Employees in    Exercise Price    Expiration
Name                     Granted(#)(2)         1996               ($/Sh)            Date                   5%               10%
----------------         -------------         ---------------   ---------------   ------------     --------------       ----------
David F. Levy               50,000                4.8              8.875            3/14/06            279,250              707,250
                            23,000                2.2               8.50            3/25/06            123,050              311,650

R.G. Holmes                 20,000                1.9              9.625            1/30/06            121,100              306,700

Daniel G. Hajjar            25,000                2.4              9.625            1/30/06            151,375              383,375
                            11,500                1.1               8.50            3/25/06             61,525              155,825

James S. Molinaro           25,000                2.4              9.625            1/30/06            151,375              383,375

--------------------
(1) Illustrates the value that might be realized upon exercise of options immediately prior to the expiration of their term, assuming specified compounded rates of appreciation on the Common Stock over the term of the options. Assumed rates of appreciation are not necessarily indicative of future stock performance.

(2) All options granted vest on the first anniversary of their date of grant.

STOCK OPTION EXERCISES AND HOLDINGS

         The following table sets forth certain information regarding the stock options exercised by each of the Named Executives during 1996 and the value of unexercised options held by each of the Named Executives at December 31, 1996.

                       AGGREGATED OPTION EXERCISES IN 1996
                     AND OPTION VALUES AT DECEMBER 31, 1996


                                                                NUMBER OF UNEXERCISED OPTIONS AT       VALUE OF UNEXERCISED
                                                                DECEMBER 31, 1996 (#)                  IN-THE-MONEY OPTIONS
                                                                                                       AT DECEMBER 31, 1996 ($)(1)


                         SHARES ACQUIRED       VALUE
                         ON EXERCISE (#)       REALIZED
NAME                                           ($)              EXERCISABLE          UNEXERCISABLE     EXERCISABLE     UNEXERCISABLE
David F. Levy            ____                  ____               323,125                73,000            ____            ____

R. G. Holmes             ____                  ____                 5,000                35,000            ____            ____

Daniel G. Hajjar         ____                  ____                35,000                49,000            ____            ____

James S. Molinaro        ____                  ____               313,125                25,000            ____            ____


(1) None of the Named Executives had outstanding options as of December 31, 1996 with an exercise price below $4.125, the last sale price of the Common Stock on the Nasdaq National Market on December 31, 1996.


EMPLOYMENT CONTRACTS

         James S. Molinaro entered into an employment agreement with the Company which initially provided for an annual base salary of $265,200, subject to increase or decrease from time to time in the sole discretion of the Company's Board. In no event, however, may such annual base salary be less than $240,000. For fiscal 1996, the annual base salary of Mr. Molinaro was fixed at $340,000. The employment agreement has an initial five-year term expiring in August 1998 that is automatically renewable at the end of such term for an additional year and each year thereafter unless either party to the agreement gives notice of nonrenewal. In addition, Mr. Molinaro is eligible to participate in any bonus or profit sharing plan adopted by the Company and will be afforded the use of a leased automobile, inclusive of maintenance and insurance costs, during the term of his employment.

         In the event the Company should terminate the employment of Mr. Molinaro without cause, or if Mr. Molinaro should terminate his employment because of a material breach by the Company of his employment agreement, Mr. Molinaro will be entitled to receive a severance benefit equal to his then annual base salary for a period of three years. However, if such termination follows a merger or sale of all or substantially all of the Company's assets, Mr. Molinaro will be entitled to receive a severance benefit equal to his then annual base salary for a period of five years.

         In May 1997, David F. Levy resigned as President, Chief Executive Officer and Chairman of the Board of Directors of the Company. In connection therewith, and in lieu of his previous employment agreement (which was substantially similar to Mr. Molinaro's agreement), Mr. Levy entered into a severance agreement which generally provides for Mr. Levy to be paid amounts similar to those paid under his previous employment agreement until June, 2000.

         David J. Ferran entered into an employment agreement with the Company in May, 1977 which provides for him to earn an annual base salary of $333,333, which may be increased or decreased from time to time, but to not less than $333,333. The employment agreement has no specific term; however, in the event the Company terminates Mr. Ferran's employment without "cause" or if he should terminate his employment because of "good reason" (each as defined in the Agreement), Mr. Ferran will be entitled to receive a lump sum payment equal to the greater of (i) the amount, if any, by which $1,000,000 exceeds the total amount paid to Mr. Ferran in base salary under this Agreement and (ii) the sum of his salary for 18 months at the rate in effect immediately prior to such termination and an amount equal to the bonus actually paid to Mr. Ferran for the preceding fiscal year. If such termination follows a "change in control" (as defined in the Agreement), Mr. Ferran will be entitled to the amount set forth above plus certain additional amounts.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

         Barry W. Ridings, a member of the Compensation Committee, is a Managing Director of Alex. Brown & Sons. During 1996, Alex. Brown provided certain investment banking advice to the Company for which it received customary fees.

                              CERTAIN TRANSACTIONS

         During 1996, the Company began leasing certain new facilities in Allentown, Pennsylvania from a partnership owned by Messrs. Levy and Molinaro which owned the facilities. During 1996, the Company made a rental payment to such partnership in the aggregate amount of $22,565. The facility was sold to a third party in March 1997.

         On January 31, 1990, SubMicron entered into a Tax Indemnification Agreement with its stockholders which provided for distributions to be made by SubMicron for payment of personal tax liabilities imposed on the stockholders as a result of SubMicron's S Corporation status.

                  BENEFICIAL OWNERSHIP OF EQUITY SECURITIES BY
                      PRINCIPAL STOCKHOLDERS AND MANAGEMENT

SECURITY OWNERSHIP OF PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information with respect to the beneficial ownership as of September 30, 1997 of each person who was known to the Company to be the beneficial owner of more than 5% of the Common Stock or the Class A Preferred Stock. Each of the stockholders named below has sole voting and investment power with respect to such shares, unless otherwise indicated.



Name and Address of                                         Number of              Percent of            Percent of Total
Beneficial Owner                      Title of Class        Shares (1)             Class                 Voting Power
-------------------                   --------------        ----------             ------------          ------------
David F. Levy                         Common                2,482,625                  26.6%                 23.2%
2775 E. Oakland Park                  Stock
Fort Lauderdale, FL 33308

James S. Molinaro                     Common                2,482,625                  26.6                  23.2
6330 Hedgewood Drive                  Stock
Allentown, PA 18106

Maurice J. Gallagher, Jr.             Series A                 177.50                  13.6                   1.8
6900 Westcliff Drive                  Preferred
Suite 505                             Stock
Las Vegas, NV 89128

Timothy P. Flynn                      Series A                 177.50                  13.6                   1.8
6900 Westcliff Drive                  Preferred
Suite 505                             Stock
Las Vegas, NV 89128

J.F. Shea Co., Inc.                   Series A                 142.00                  10.9                   1.5
655 Brea Canyon Road                  Preferred
Walnut, CA 91789                      Stock

Robert L. Priddy                      Series A                 213.00                  16.3                   2.2
3435 Kingsboro Road NE,               Preferred
#1601                                 Stock
Atlanta, GA 30326

Lewis H. and Peggy S.                 Series A                 142.00                  10.9                   1.5
Jordan                                Preferred
610 Wingspread                        Stock
Peachtree City, GA 30269

CRIM Partners, L.P.                   Series A                 81.65                    6.3                    *
7078 Westchester Avenue               Preferred
White Plains, NY 10604                Stock

 *   Less than 1 percent.

(1) With respect to each stockholder, includes any shares issuable upon exercise of any options held by such stockholder that are or will become exercisable within sixty days of the record date.

SECURITY OWNERSHIP OF MANAGEMENT

     The following table sets forth certain information with respect to the beneficial ownership as of September 30, 1997 of (i) each director, (ii) each of the Named Executives (as hereinafter defined) and (iii) all the directors and executive officers as a group. Each of the stockholders named below has sole voting and investment power with respect to such shares, unless otherwise indicated.


                                                                                                      Percent of
Name of                                                Number of                                      Total Voting
Beneficial Owner               Title of Class          Shares(1)              Percent of Class        Power
----------------               --------------          ---------              ----------------        -----
James S. Molinaro              Common Stock            2,482,625                  26.6                    23.2

Ronald B. Booth                Common Stock                ___                    ___
                               Series A                                                                   *
                               Preferred Stock             7.1                    *

David J. Ferran                Common Stock               33,332(2)               *                       *

Maurice J. Gallagher,                                      ___                    ___
Jr.                            Common Stock                                                                1.8
                               Series A                    177.5                  13.6
                               Preferred Stock

Barry W. Ridings               Common Stock               64,000(3)               *
                               Series A                                                                   *
                               Preferred Stock             7.1                    *

Leonard R. Weisberg            Common Stock               40,655(4)               *                       *

Daniel G. Hajjar               Common Stock               81,139(5)               *                       *

R.  G. Holmes                  Common Stock               35,822(6)               *                       *

All executive officers         Common Stock            5,256,840(7)               29.3
and directors as a             Series A                                                                   27.5
group (11 persons)             Preferred Stock             191.7                  14.7


*    Less than 1 percent.

(1) With respect to each stockholder, includes any shares issuable upon exercise of any options held by such stockholder that are or will become exercisable within sixty days of the record date.

(2) Consists of immediately exercisable options to purchase 33,332 shares of Common Stock.

(3) Includes immediately exercisable options to purchase 8,000 shares of Common Stock.

(4) Includes immediately exercisable options to purchase 18,000 shares of Common Stock.

(5) Includes immediately exercisable options to purchase 74,000 shares of Common Stock.

(6) Includes immediately exercisable options to purchase 25,000 shares of Common Stock.

(7) Includes immediately exercisable options to purchase an aggregate of 1,042,582 shares of Common Stock.

                        DESCRIPTION OF THE EXCHANGE NOTES


The Exchange Notes will be issued under an Indenture, dated as of November , 1997 (the "Indenture") between the Company and The United States Trust Company of New York, as trustee (the "Trustee"). The terms of the Exchange Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). The Notes are subject to all such terms, and holders of the Exchange Notes are referred to the Indenture and the Trust Indenture Act for a statement of such terms.


     The following is a summary of the material terms and provisions of the Exchange Notes. This summary does not purport to be a complete description of the Exchange Notes and is subject to the detailed provisions of, and qualified by reference to, the Exchange Notes and the Indenture (including the definitions contained therein). Capitalized terms that are used but not otherwise defined herein have the meanings assigned to them in the Indenture, and such definitions are incorporated herein by reference. The Indenture has been filed as an exhibit to the Registration Statement of which this Prospectus is a part. The form of the Exchange Notes and the Original Notes are identical in all material respects except that the Exchange Notes will have been registered under the Securities Act and, therefore, will not bear legends restricting their transfer. The Exchange Notes will not represent new indebtedness of the Company and will rank pari passu with the Original Notes.

GENERAL

     The Exchange Notes are limited in aggregate principal amount to $8,692,028. The Exchange Notes are general unsecured obligations of the Company, subordinated in right of payment to Senior Indebtedness of the Company, except as otherwise provided therein.

MATURITY, INTEREST AND PRINCIPAL

     The Exchange Notes will mature on March 26, 2002. The Exchange Notes will bear interest at a rate of 8% per annum from the date of original issuance until maturity, subject to an increase in the per annum interest rate upon the occurrence and continuance of an Event of Default. Interest is payable quarterly in arrears on March 31, June 30, September 30 and December 31, commencing ____________, 1997 to holders of record of the Notes at the close of business on the immediately preceding March 15, June 15, September 15 and December 15, respectively. Interest on the Exchange Notes will accrue from the later of (i) the last interest payment date on which interest was paid on the Original Notes surrendered in exchange therefor or (ii) if the Original Notes are surrendered for exchange on a date within a period which includes the record date for an interest payment date to occur on or after the date of such exchange and as to which interest will be paid, the date of such interest payment date.

OPTIONAL REDEMPTION

     The Exchange Notes are redeemable at the option of the Company, in whole or in part, at any time on or after issuance until maturity at a redemption price equal to 100% of the then unpaid principal amount outstanding, together with accrued and unpaid interest to the date fixed for redemption.

     In the event of redemption of fewer than all of the Exchange Notes, the Trustee shall select either on a pro rata basis or by lot or in such other manner as it shall deem fair and appropriate the Exchange Notes to be redeemed. The Exchange Notes will be redeemable in whole or in part upon not less than

15 days' prior written notice, mailed by registered or certified mail to a holder's last address as it shall appear on the register maintained by the Registrar of the Exchange Notes. If any Exchange Note is to be redeemed in part only, the notice of redemption that relates to such Exchange Note shall state the portion of the principal amount thereof to be redeemed. A new Exchange Note, in a principal amount equal to the unredeemed portion thereof, will be issued in the name of the holder thereof upon cancellation of the original Exchange Note. On and after any redemption date, interest will cease to accrue on the Exchange Notes or portions thereof called for redemption unless the Company shall fail to redeem any such Exchange Note.

CONVERSION

     The Exchange Notes are convertible, at the option of the holder, at any time prior to maturity or the business day immediately preceding the date the Company gives notice as the date fixed for redemption of the Exchange Notes (the "Redemption Date"), into shares of Common Stock at the initial conversion price of $3.70 per share, subject to adjustment as provided below. The Exchange Notes are also convertible, at the option of the Company, upon ten days prior written notice, at any time prior to maturity or the business day immediately preceding the Redemption Date, at the conversion price then in effect, if the closing bid price for the Common Stock for 20 consecutive trading days equals or exceeds $5.10 per share, subject to adjustment due to the occurrence of certain changes in the Company's capitalization. The shares of Common Stock issuable upon conversion of the Exchange Notes will be registered under the Securities Act and will be freely transferable, subject to certain limited exceptions relating to those holders who are affiliates, as defined under Rule 405 under the Securities Act, and those holders who are broker-dealers. See "Plan of Distribution." Upon conversion, whether at the option of the holder or of the Company, the Company shall pay to the holder any unpaid interest accrued on the converted portion of the Exchange Note through the date of conversion.

     The initial conversion price will be adjusted to the greater of (i) $2.50 per share and (ii) the average closing bid price for the Common Stock for the 20 consecutive trading days commencing on March 15, 1999, so long as the adjusted conversion price does not exceed the conversion price in effect immediately preceding the adjustment. In addition, the conversion price is subject to adjustment as set forth in the Indenture upon the occurrence of certain events, including, the issuance of Common Stock as a dividend on Common Stock; reclassifications, subdivisions and combinations of Common Stock; the issuance to all holders of Common Stock of warrants or similar rights entitling them to purchase or subscribe for shares of Common Stock at less than the conversion price then in effect; the issuance of additional shares of Common Stock or options, warrants or rights to purchase or subscribe for (other than as provided in the immediately preceding clause), or securities convertible into shares of Common Stock at an exercise price or conversion price, or for consideration, less than the conversion price then in effect; and the issuance to holders of Common Stock of evidences of indebtedness or other assets (excluding cash dividends paid from retained earnings). No adjustment in the conversion price then in effect will be required unless an adjustment would require an increase or decrease in the conversion price of at least 1% in such rate; provided, that if any such adjustment shall be less than 1% of the conversion price, such adjustment shall be carried forward and added to any subsequent adjustment for purposes of determining the adjustment in the conversion price.

     No fractional shares of Common Stock shall be issuable upon conversion of Exchange Notes, but a payment in cash will be made in respect of any fraction of a share which would otherwise be issuable upon the surrender of the Exchange Note, or portion hereof, for conversion. Such payment shall be based on the closing bid price of the Common Stock on the date of conversion. No adjustment in the conversion price will be made upon the issuance of options or Common Stock pursuant to the Company's existing stock option plans or newly established plans for which stockholder approval is obtained, or upon the issuance or sale of Common Stock upon the exercise of any option granted under any such stock plan, or upon the issuance or sale of any Common Stock pursuant to the exercise of any options or warrants or upon conversion of any convertible security, in each case issued and outstanding at March 26, 1997, the issue date of the Original Notes.

SUBORDINATION

     The indebtedness represented by the Notes is, to the extent and in the manner provided in the Indenture, subordinated in right of payment to the prior payment and satisfaction in full in cash of all existing and future Senior Indebtedness of the Company. As of September 30, 1997, there was $21.6 million in Senior Indebtedness outstanding.


     In the event of any distribution, division or application, partial or complete, voluntary or involuntary, by operation of law or otherwise, of all or any part of the assets of the Company, whether in cash or kind, upon any dissolution, winding up, liquidation, readjustment or reorganization of the Company or its property, whether in bankruptcy, insolvency or receivership proceedings or at execution sale or upon an assignment for the benefit of creditors or any other marshalling of the assets and liabilities of the Company or otherwise, the holders of all Senior Indebtedness shall first be entitled to receive payment in full, in accordance with the terms of such Senior Indebtedness, of the principal thereof and interest thereon, before the holders of Exchange Notes shall be entitled to receive any payment on account of the principal of, or interest on, the Exchange Notes.

     The holders of Exchange Notes will be deemed to have assigned to the holders of Senior Indebtedness, for the purposes and to the extent relating to the subordination of the Exchange Notes to Senior Indebtedness, all their respective right, title and interest to and in any payment or distribution of assets of the Company of any kind or character, whether in cash, property or securities, other than securities of the Company as reorganized or readjusted or securities of the Company or any other corporation provided for by a plan of reorganization or readjustment the payment or distribution of which is subordinate, at least to the extent provided in the Indenture, to the payment in full of the principal of, and interest on all Senior Indebtedness to which the holder would be entitled except for the subordination of the Exchange Notes to Senior Indebtedness as provided in the Indenture (the "Subordinated Securities"). The Indenture authorizes and directs the Company (or any receiver, trustee in bankruptcy, liquidating trustee or agent or other person acting for the Company) to take such steps as may be reasonably necessary or appropriate to entitle the holders of Senior Indebtedness to receive such payment or distribution from the liquidating trustee or agent or other person making such payment or distribution, whether a trustee in bankruptcy, a receiver or liquidating trustee or otherwise, ratably according to the aggregate amounts remaining unpaid on the Senior Indebtedness held by each such holders, all to the extent necessary to provide for payment in full of the principal of, and interest on, all Senior Indebtedness, in accordance with the terms of such Senior Indebtedness, but prior to any payment of principal of, or interest on, the Exchange Notes, and in connection therewith and for such purpose, the holders of the Senior Indebtedness are authorized and permitted to assert, file, prosecute and vote any claim or other interest on account of the Exchange Notes which may be required in order to seek and obtain payment on account of the Exchange Notes under the circumstances described in the Indenture.

                  In the event that, notwithstanding the provisions of the Indenture, any payment or distribution of assets of the Company of any kind or character, whether in cash, property or securities (other than Subordinated Securities), shall be received by the holders of Exchange Notes before the payment in full of the principal of and interest on Senior Indebtedness in accordance with the terms of such Senior Indebtedness, such payment of distribution shall be held in trust for the benefit of, and shall be paid over to, the holders of Senior Indebtedness, ratably according to the aggregate amount remaining unpaid on such Senior Indebtedness held by each such holder, to the extent necessary to pay in full the principal of and interest on such Senior Indebtedness, in accordance with the terms of such Senior Indebtedness.

                  The Company shall not make any payment of the principal of, or interest on, the Exchange Note (a) at any time when it is in default in the payment of principal of, or interest on, any Senior Indebtedness, or (b) if at the time of such payment or immediately after giving effect thereto, there shall exist any default (other than a default specified in clause (a) above) specified in any Senior Indebtedness which shall have continued uncured for the period of grace (or the period after notice), if any, specified in such Senior Indebtedness if such default shall give the holders of Senior Indebtedness the right to accelerate the maturity thereof, provided that Company shall have given the Trustee written notice of the occurrence of any such default, unless and until such default shall have been cured or waived or shall have ceased to exist. Any payment of principal of, or interest on, the Exchange Notes under circumstances described in clause (a) and (b) above shall be held by the holders of the Exchange Notes in trust for the holders of Senior Indebtedness, provided the Company shall give the Trustee written notice of the occurrence of any default referred to in the preceding sentence.

                  Prior to the date on which the Senior Indebtedness shall have been paid in full, neither the Trustee, on behalf of the holders of the Exchange Notes, nor any such holder shall: (a) sue for, take or receive from the Company, in cash or other property or by set off or in any other manner, payment of all or any of the amounts due under this the Exchange Notes; provided, however, that absent the occurrence and continuance of any default under the terms of the Senior Indebtedness, the Trustee and the holders of the Exchange Notes may receive payments of the principal when due at maturity without prepayment or acceleration (and without creating a default under the Senior Indebtedness held or agented by CoreStates Bank, N.A. or any replacement lender, the absence of such default to be evidenced by the prior written acknowledgement of CoreStates Bank, N.A. or its successors or such replacement lender, which acknowledgement will not be unreasonably withheld), and interest on the Exchange Notes, pursuant to the Exchange Notes and the Indenture; (b) foreclose or attempt to foreclose upon any of the property of the Company, seek or obtain the appointment of a receiver for the Company, exercise any right or power of sale or repossession, or attempt to realize upon any portion of the property of the Company, or any interest therein, seek relief from any stay imposed by the Bankruptcy Code or exercise any other right or remedy granted in connection with the Exchange Notes against the Company and/or the property of the Company; (c) pursue any other remedies at law, in equity or otherwise available to the holders in connection with the Exchange Notes against the Company and/or the property of the Company;
(d) accept any casualty insurance or other insurance proceeds or condemnation award proceeds from the Company or otherwise on account of the Exchange Notes;
(e) assert any demand, objection, defense and/or counterclaim (including any rights of marshalling or equitable subordination) relating to the Exchange Notes and the Senior Indebtedness, against the holders of the Senior Indebtedness.

                  Notwithstanding any provision to the contrary set forth in the
Indenture: (a) interest at the Default Rate (as defined in the Indenture) shall commence, and shall continue, to accrue upon the occurrence of any of the Events of Default referred in the Indenture (see "---- Events of Default"); (b) the holders of the Exchange Note shall not be prevented from, to the extent permitted under Indenture, accelerating the maturity of the principal of, and accrued interest on, their Exchange Notes upon or following the occurrence of an Event of Default during any period of one hundred eighty (180) days after written notice of the occurrence of a default specified in any Senior Indebtedness shall have been given to the holder of the Exchange Notes by the Company or any holder of Senior Indebtedness, provided that only one such notice may be given to such holders in any one hundred twenty
(120) day period and no notice may be given in respect of any such Senior Indebtedness default, the existence of which any holder of Senior Indebtedness had knowledge at the time any other notice was delivered pursuant to this clause.

     Subject to the payment in full of the principal of, and interest on, any Senior Indebtedness in accordance with the terms of such Senior Indebtedness, the holders of the Exchange Notes shall be subrogated to the rights of the holder or holders of such Senior Indebtedness to receive payments or distributions of assets of the Company applicable to such Senior Indebtedness, to the extent of the application thereto of moneys or other assets which would have been received by the holders of the Exchange Notes but for the subordination provisions of the Indenture, until the principal of, and interest on, the Exchange Notes shall be paid in full.


EVENTS OF DEFAULT

     The following events are defined in the Indenture as "Events of Default":

                  a. The liquidation, dissolution or winding up of the Company or any vote in favor thereof by the Board of Directors and stockholders of the Company without making provision for the payment in full of the Original Notes and Exchange Notes in accordance with their terms; or

                  b. Certain events concerning bankruptcy, insolvency or reorganization; or

                  c. The sale by the Company of all or substantially all of its assets (other than the sale of inventory in the ordinary course of business), or the merger or consolidation by the Company with or into another corporation, except for such mergers where the Company is the surviving entity or in which the surviving entity in such merger or consolidation expressly assumes and agrees to pay all of the obligations of the Company under all of the Original Notes and Exchange Notes; or

                  d. The failure by the Company to pay when due (other than in connection with an acceleration of principal and interest due under the Original Notes or Exchange Notes) the principal of, or accrued interest under, any of the Original Notes or Exchange Notes, as and when the same shall become due and payable; or

                  e. The Company or any of its subsidiaries shall default in the payment when due (after any grace period provided therefor) of the principal of, or interest on, any institutional indebtedness of the Company or of any such subsidiary with an aggregate principal amount in excess of $250,000 (whether such principal or interest shall become due at scheduled maturity, by required prepayment, by acceleration, by demand or otherwise); or

                  f. The failure by Company to comply in any material respect with those provisions of the Purchase Agreement or the Indenture pertaining to Board representation designated by the holders of the Notes (see "Executive Management - Directors and Executive Officers") and maintaining the effectiveness of the Company's registration statement under which the Common Stock issuable upon conversion of the shares of Series A Preferred Stock issued under the Purchase Agreement have been registered under the Securities Act; provided, however, that an Event of Default under this clause (f) for failure of the Company to use its best efforts shall be deemed cured upon the date the event for which the Company was to use its best efforts to cause to occur shall actually occur

     The Indenture provides that if an Event of Default pursuant to clauses (a),
(b), (c), (d) or (f) above shall occur and, other than with respect to clauses
(a), (b) or (f) above shall continue uncured for five (5) days, and at any time thereafter, while such event is continuing, the holders of Exchange Notes shall have the right to declare the unpaid principal amount of their Exchange Notes, together with accrued interest thereon, to be immediately due and payable, whereupon the same shall be forthwith due and payable.

     The Indenture provides that the Trustee may withhold notice to the holders of the Notes of any default (except in payment of principal or premium, if any, or interest on the Notes) if the Trustee in good faith determines it to be in the best interest of the holders of the Notes to do so.

     The Indenture provides that if an Event of Default (other than an Event of Default resulting from certain events of bankruptcy, insolvency or reorganization) shall have occurred and be continuing, then the Trustee or the holders of not less than 25% in aggregate principal amount of the Notes then outstanding may declare to be immediately due and payable the entire principal amount of all the Notes then outstanding plus accrued interest to the date of acceleration and (i) such amounts shall become immediately due and payable; provided, however, that after such acceleration but before a judgment or decree based on acceleration is obtained by the Trustee, the holders of a majority in aggregate principal amount of outstanding Notes may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than nonpayment of accelerated principal, premium, if any, or interest, have been cured or waived as provided in the Indenture.

     The holders of a majority in principal amount of the Notes then outstanding shall have the right to waive any existing default or Event of Default or compliance with any provision of the Indenture or the Notes and to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, subject to certain limitations specified in the Indenture.

     No holder of any Note will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless such holder shall have previously given to the Trustee written notice of a continuing Event of Default and unless also the holders of at least 25% in aggregate principal amount of the outstanding Notes shall have made written request and offered reasonable indemnity to the Trustee to institute such proceeding as a trustee, and unless the Trustee shall not have received from the holders of a majority in aggregate principal amount of the outstanding Notes a direction inconsistent with such request and the Trustee shall have failed to institute such proceeding within 60 days. However, such limitations do not apply to a suit instituted for payment of principal, premium, if any, or interest on a Note on or after the respective due dates expressed in such Note.

MODIFICATION OF INDENTURE

     From time to time, the Company and the Trustee may, without the consent of holders of the Notes, modify, amend, waive or supplement the provisions of the Indenture or the Exchange Notes for certain specified purposes, including providing for uncertificated Exchange Notes in addition to certificated Notes, and curing any ambiguity, defect or inconsistency, or making any other change that does not materially and adversely affect the rights of any holder. The Indenture provides that no amendment, modification or waiver of any provision of the Indenture or the Exchange Notes, and no consent to departure from performance or compliance with any of such provisions, shall in any event be effective unless the same is in writing and approved by the holders of 51% or more in the aggregate principal amount of the Exchange Notes at the time outstanding, except that no such amendment may (i) extend the maturity date of any Exchange Note, or reduce the principal amount thereof, or reduce the rate or extend the time or payment of interest thereon, without the consent of the holder of each of the Exchange Notes so affected;
(ii) modify the provisions of the Indenture or the Exchange Note with respect to the subordination of the Exchange Notes in a manner adverse to the holders thereof or alter the provisions in respect of the right to convert the Notes, without the consent of the holders of 100% in aggregate principal amount of the Exchange Notes at the time outstanding; or (iii) reduce the aforesaid percentage of the Exchange Notes, the consent of the holders of which is required for any amendment, without the consent of the holders of 100% in aggregate principal amount of the Exchange Notes at the time outstanding.

     The consent of the holders is not necessary to approve the particular form of a proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

REPORTS TO HOLDERS

     So long as the Company is subject to the periodic reporting requirements of the Exchange Act, it will continue to furnish the information required thereby to the Commission and to the holders of the Exchange Notes.

COMPLIANCE CERTIFICATE

     The Company will deliver to the Trustee on or before 100 days after the end of the Company's fiscal year and on or before 50 days after the end of each the first, second and third fiscal quarters in each year an Officers' Certificate stating whether or not the signers know of any Default or Event of Default that has occurred. If they do, the certificate will describe the Default or Event of Default and its status.

THE TRUSTEE

     The Trustee under the Indenture is the Registrar and Paying Agent with regard to the Notes. The Indenture provides that, except during the continuance of an Event of Default which is continuing, the Trustee will perform only such duties as are specifically set forth in the Indenture. During the existence of an Event of Default which is continuing, the Trustee will exercise such rights and powers vested in it under the Indenture and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person's own affairs.

TRANSFER AND EXCHANGE

     Holders of the Notes may transfer or exchange Notes in accordance with the Indenture. The Registrar under such Indenture may require a holder, among other things, to furnish appropriate endorsements and transfer documents, and to pay any taxes and fees required by law or permitted by the Indenture. The Registrar is not required to transfer or exchange any Note selected for redemption. Also, the Registrar is not required to transfer or exchange any Note for a period of 15 days before selection of the Notes to be redeemed.

     The Original Notes were issued in a transaction exempt from registration under the Securities Act and are subject to restrictions on transfer.

     The registered holder of a Note may be treated as the owner of it for all purposes.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     The Company is authorized to issue 100,000,000 shares of Common Stock, par value $.0001 per share, and 5,000 shares of Preferred Stock, par value $.01 per share. As of September 30, 1997, 17,174,663 shares of Common Stock and 1,203 shares of Series A Convertible Non-Redeemable Preferred Stock were outstanding.

COMMON STOCK

     The holders of Common Stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors, voting together with the shares of Series A Preferred Stock, as described below, can elect all of the directors. The holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available therefor, together with the holders of the Series A Preferred Stock, as described below. In the event of liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, including the Series A Preferred Stock, having preference over the Common Stock. Holders of shares of Common Stock, as such, have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the Common Stock. All of the outstanding shares of Common Stock are fully paid and nonassessable.

PREFERRED STOCK

     The Company's Certificate of Incorporation authorizes the issuance of 5,000 shares of a "blank check" preferred stock (the "Preferred Stock") with such designations, rights and preferences as may be determined from time to time by the Company's Board. Accordingly, the Board is empowered, without stockholder approval, to issue Preferred Stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of Common Stock. The Preferred Stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company.

     On March 26, 1997, the Board of Directors designated 1,349 shares of Preferred Stock as Series A Convertible Non-Redeemable Preferred Stock ("Series A Preferred Stock"). The holders of Series A Preferred Stock vote together with the holders of the Common Stock as a single class, except to the extent class voting is required by law, and each share of Series A Preferred Stock is entitled to one vote for each share of Common Stock into which such share is convertible. There is no dividend preference attributable to the Series A Preferred Stock and the holders shall be entitled to participate in the payment of dividends, together with the holders of the Common Stock, on the basis of the shares of Common Stock into which the Series A Preferred Stock is convertible.

     Each share of Series A Preferred Stock is convertible, at the option of the holder, at any time, into 2,000 shares of Common Stock, and shall automatically convert into shares of Common Stock, at the aforementioned conversion rate, upon the sale, transfer, pledge or other disposition of the Series A Preferred Stock by the initial holder thereof. The conversion rate is subject to adjustment upon certain changes in the Company's capitalization.

     In the event of a liquidation, dissolution or winding up of the Company, the holder of Series A Preferred Stock are entitled to a preference of $3.70 for each 1/2000 of a share before any payments may be made to the holders of Common Stock. Upon payment of the foregoing liquidation preference, holders of Series A Preferred Stock are not entitled to participate in any further distributions. All of the outstanding shares of Class A Preferred Stock are fully paid and non-assessable.

                    CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     The following discussion summarizes certain federal income tax considerations for holders who elect to exchange their Original Notes for Exchange Notes in the Exchange Offer. This summary is for general information purposes only and does not address specific tax aspects of the Exchange Offer which may be relevant to certain holders such as foreign persons, financial institutions, broker-dealers, tax-exempt organizations or insurance companies. THEREFORE, EACH HOLDER OF A NOTE SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE PARTICULAR FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF EXCHANGING HIS OR HER ORIGINAL NOTES FOR EXCHANGE NOTES IN THE EXCHANGE OFFER.

     Under current provisions of the Internal Revenue Code of 1986, as amended, the Treasury Regulations promulgated thereunder and current judicial authority and administrative rulings and practice, an exchange of the debt instrument of an issuer for a new debt instrument of the issuer will be treated as an "exchange" for federal income tax purposes if the new debt instrument differs materially either in kind or in extent from the old debt instrument. Because the Exchange Notes are substantially identical to the Original Notes and because the Exchange was contemplated by the Purchase Agreement pursuant to which the Original Notes were sold, the Exchange Notes and Original Notes should not be considered to differ materially either in kind or in extent and, accordingly, the Exchange should not constitute an "exchange" for federal income tax purposes. Therefore, for federal income tax purposes, no gain or loss should be recognized by the holder on the exchange of an Original Note for an Exchange Note, the holder's adjusted tax basis in the Exchange Note should be the same as his or her basis in the Original Note and the holding period for the Exchange Note should be the same as the holding period for the Original Note.


                              PLAN OF DISTRIBUTION

     Each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with the resale of Exchange Notes received in exchange for Original Notes where such Original Notes were acquired as a result of market-making activities or other trading activities. In addition, until ___________, 1997, all broker-dealers effecting transactions in the Exchange Notes may be required to deliver a Prospectus.

     The Company will not receive any proceeds from any sale of Exchange Notes by broker-dealers or any other persons. Exchange Notes received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the Exchange Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such Exchange Notes. Any broker-dealer that resells Exchange Notes that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such Exchange Notes may be deemed to be an "underwriter" within the meaning of the Securities Act, and any profit on any such resale of Exchange Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

     By acceptance of this Exchange Offer, each broker-dealer that receives Exchange Notes pursuant to the Exchange Offer agrees that, upon receipt of notice from the Company of the happening of any event which makes any statement in the Prospectus untrue in any material respect or which requires the making of any changes in the Prospectus in order to make the statements therein not misleading (which notice the Company agrees to deliver promptly to such broker-dealer), such broker-dealer will suspend use of the Prospectus until the Company has amended or supplemented the Prospectus to correct such misstatement or omission and has furnished copies of the amended or supplemented Prospectus to such broker-dealer.


                                  LEGAL MATTERS

     Certain legal matters with respect to the Exchange Notes and Common Stock offered hereby will be passed upon for the Company by Cozen and O'Connor, Philadelphia, Pennsylvania.


                                     EXPERTS

     The consolidated financial statements of SubMicron Systems Corporation as of December 31, 1996, and for the year then ended, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, to the extent indicated in their report thereon also appearing elsewhere herein and in the Registration Statement. Such consolidated financial statements and related schedule have been included herein in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The consolidated financial statements and schedule of SubMicron Systems Corporation as of December 31, 1995, and for each of the two years then ended, appearing in this Prospectus and Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


CONSOLIDATED FINANCIAL STATEMENTS

Reports of Independent Auditors..........................................................................F-2 to F-4
Consolidated Balance Sheets as of December 31, 1996 and 1995....................................................F-5
Consolidated Statements of Operations for the Years
     Ended December 31, 1996, 1995 and 1994.....................................................................F-6
Consolidated Statements of Stockholders' Equity for the Years
     Ended December 31, 1996, 1995 and 1994.....................................................................F-7
Consolidated Statements of Cash Flows for the Years
     Ended December 31, 1996, 1995 and 1994.....................................................................F-9
Notes to Consolidated Financial Statements.....................................................................F-10
Supplemental Schedule..........................................................................................F-23

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheet at June 30, 1997 ...................................................................F-24
Consolidated Statements of Operations for the six months ended June 30, 1997 and
     June 30, 1996.............................................................................................F-25
Consolidated Statements of Cash Flows for the six months ended June 30, 1997 and
     June 30, 1996.............................................................................................F-26
Notes to Unaudited Interim Condensed Consolidated Financial Statements.........................................F-27

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

Summary Pro Forma Financial Information........................................................................F-30
Pro Forma Consolidated Balance Sheet at June 30, 1997..........................................................F-31
Pro Forma Consolidated Statement of Operations for the six months ended
     June 30, 1997.............................................................................................F-32
Pro Forma Consolidated Statement of Operations for the year ended
     December 31, 1996.........................................................................................F-33
Notes to Unaudited Pro Forma Consolidated Financial Information................................................F-34

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholders
SubMicron Systems Corporation

We have audited the accompanying consolidated balance sheet of SubMicron Systems Corporation and subsidiaries as of December 31, 1996 and the related consolidated statements of operations, stockholders' equity, and cash flows for the year then ended. Our audit also included the financial statement schedule listed in the Index at Item 21(b). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 1996 financial statements referred to above present fairly, in all material respects, the consolidated financial position of SubMicron Systems Corporation and subsidiaries as of December 31, 1996, and the results of their operations and their cash flows for the year then ended, in conformity with generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, as to combination only, the accompanying consolidated balance sheet of SubMicron Systems Corporation and subsidiaries as of December 31, 1995, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the two years in the period ended December 31, 1995. We have also audited, as to combination only, the accompanying financial statement schedule for the years ended December 31, 1995 and 1994. As discussed in Note 3 to such statements, these statements and schedule have been combined from the consolidated statements of SubMicron Systems Corporation and subsidiaries and Imtec Acculine, Inc., which statements are not presented separately herein. The reports of other auditors who have audited these statements and schedule appear elsewhere herein. In our opinion, the accompanying consolidated financial statements and schedule for 1995 and 1994 have been properly combined on the basis described in Note 3.

                                                           /s/ ERNST & YOUNG LLP

Philadelphia, Pennsylvania
April 8, 1997, except Notes 2 and 8
as to which the date is April 15, 1997

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To SubMicron Systems Corporation:

We have audited the consolidated balance sheet of SubMicron Systems Corporation (a Delaware Corporation) and Subsidiaries as of December 31, 1995, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the two years in the period ended December 31, 1995, prior to restatement for the merger with Imtec Acculine, Inc. discussed in Note 3 to the consolidated financial statements. We have not audited any financial statements of Imtec Acculine, Inc. Our audits also included the financial statement schedule listed in the Index at Item 21(b) for 1994 and 1995. These consolidated financial statements and schedule are not presented separately herein. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements and schedule based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of SubMicron Systems Corporation and Subsidiaries as of December 31, 1995, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                                         /s/ ARTHUR ANDERSEN LLP

Philadelphia, PA
  March 6, 1996 (except with respect to the matter discussed in Note 3, as to which the date is March 26, 1996)

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

The Board of Directors and Shareholders
Imtec Acculine, Inc.

We have audited the balance sheet of Imtec Acculine, Inc. (a California Corporation) as of December 31, 1995, and the related statements of operations, shareholder's equity and cash flows for each of the two years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Imtec Acculine, Inc. at December 31, 1995, and the results of its operations and its cash flows for each of the two years then ended, in conformity with generally accepted accounting principles.

                                                     /s/IRELAND SAN FILIPPO, LLP

Palo Alto, California
February 23, 1996

                          SUBMICRON SYSTEMS CORPORATION
                           CONSOLIDATED BALANCE SHEETS

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                            DECEMBER 31,
                                                                    --------------------------
                                                                       1996            1995
                                                                       ----            ----
                                                                                     (Note 3)
ASSETS
Current assets:
  Cash and cash equivalents                                         $   5,426        $  16,010
  Accounts receivable, net                                             47,574           46,619
  Inventories                                                          34,951           34,132
  Prepaids and other                                                    7,307            2,736
  Deferred income taxes                                                 2,423            1,886
                                                                    ---------        ---------
     Total current assets                                              97,681          101,383
Property and equipment, net                                            21,082           12,631
Goodwill, net                                                           1,684            1,912
Intangibles and other assets, net                                       5,487            4,022
                                                                    ---------        ---------
                                                                    $ 125,934        $ 119,948
                                                                    =========        =========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Lines of credit                                                   $  28,100        $  16,239
  Current portion of long-term debt                                     2,294            1,194
  Accounts payable                                                     21,741           25,300
  Accrued expenses and other                                           16,823            8,934
  Deferred revenues                                                     3,105            2,616
                                                                    ---------        ---------
     Total current liabilities                                         72,063           54,283
Deferred income taxes                                                      --              628
Deferred revenues                                                          --              105
Long-term debt                                                         25,195           18,909
Commitments and contingencies (Note 11) Stockholders' equity:
  Preferred stock $.01 par value, 5,000 shares
    authorized, none issued and outstanding                                --               --
  Common stock, $.0001 par value, 100,000,000
    shares authorized, 16,890,014 and 16,562,796
    shares issued and outstanding                                           2                2
  Additional paid-in capital                                           41,680           39,223
  Retained earnings (deficit)                                         (13,006)           7,103
  Deferred compensation                                                    --             (224)
  Notes receivable                                                         --              (81)
                                                                    ---------        ---------
       Total stockholders' equity                                      28,676           46,023
                                                                    ---------        ---------
                                                                    $ 125,934        $ 119,948
                                                                    =========        =========

                             See accompanying notes.

                          SUBMICRON SYSTEMS CORPORATION
                      CONSOLIDATED STATEMENTS OF OPERATIONS

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                        YEAR ENDED DECEMBER 31,
                                          ----------------------------------------------------
                                             1996                1995                 1994
                                             ----                ----                 ----
                                                               (Note 3)             (Note 3)
Systems sales                             $    140,823        $     91,198        $     67,627
Service and other sales                         30,661              31,870              18,492
                                          ------------        ------------        ------------
     Total net sales                           171,484             123,068              86,119

Cost of systems sales                          118,800              62,925              45,738
Cost of service and other sales                 23,948              21,427              12,144
                                          ------------        ------------        ------------
     Total cost of sales                       142,748              84,352              57,882
                                          ------------        ------------        ------------
          Gross profit                          28,736              38,716              28,237

Selling, general and administrative             41,337              29,109              21,465
Research and development                         9,373               5,678               3,357
                                          ------------        ------------        ------------
     Total operating expense                    50,710              34,787              24,822
                                          ------------        ------------        ------------
         Operating (loss) income               (21,974)              3,929               3,415
Other (expense) income:
  Interest income                                  383                 400                 436
  Interest expense and other                    (5,244)             (1,840)               (364)
  Other income                                     160               2,698                  --
                                          ------------        ------------        ------------
     Total other (expense) income               (4,701)              1,258                  72
                                          ------------        ------------        ------------
(Loss) income before income taxes              (26,675)              5,187               3,487
Income tax (benefit) expense                    (6,566)              1,498               1,454
                                          ------------        ------------        ------------
Net (loss) income                         $    (20,109)       $      3,689        $      2,033
                                          ============        ============        ============
Net (loss) income per Common share        $      (1.20)       $       0.23        $       0.13
                                          ============        ============        ============
Weighted average number of shares
  of Common stock outstanding               16,712,610          16,159,687          15,712,339
                                          ============        ============        ============

                             See accompanying notes.

                          SUBMICRON SYSTEMS CORPORATION
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(IN THOUSANDS)

                                                                 ADDITIONAL   RETAINED
                                          COMMON STOCK           PAID-IN      EARNINGS         DEFERRED        NOTES
                                       SHARES      AMOUNT        CAPITAL      (DEFICIT)     COMPENSATION     RECEIVABLE      TOTAL
                                       ------      ------        ----------   ---------     ------------     ----------      -----

Balance, December 31, 1993
as previously reported                14,479       $     1       $28,371       $   217       $  (941)       $   (47)       $27,601
Adjustment for Imtec pooling
  of interest                            575             1            20         1,164            --             --          1,185
                                     -------       -------       -------       -------       -------        -------        -------
Balance, December 31, 1993,
  as adjusted                         15,054             2        28,391         1,381          (941)           (47)        28,786
  Exercise of stock options               55            --           122            --            --             --            122
  Exercise of Systems
    Chemistry stock options               95            --            42            --            --             (9)            33
  Sale of Systems Chemistry
    Common stock                          73            --           112            --            --           (112)            --
  Exercise of warrants                     5            --            25            --            --             --             25
  Issuance of Common shares
    upon litigation settlement            80            --           430            --            --             --            430
  Amortization of deferred
    compensation                          --            --            --            --           381             --            381
  Net income                              --            --            --         2,033            --             --          2,033
                                     -------       -------       -------       -------       -------        -------        -------
Balance, December 31, 1994            15,362             2        29,122         3,414          (560)          (168)        31,810
  Exercise of stock options
    and warrants                         147            --           461            --            --             --            461
  Exercise of Systems
    Chemistry stock options              286            --           337            --            --           (271)            66
  Tax benefit on nonqualified
    stock option exercises                --            --           440            --            --             --            440
  Payment on notes receivable             --            --            --            --            --            358            358
  Issuance of Common stock               697            --         5,986            --            --             --          5,986
  Issuance of Common stock
    under employee stock
    purchase plan                         71            --           369            --            --             --            369
  Value ascribed to warrants
    issued with convertible
    debt                                  --            --         2,508            --            --             --          2,508

                          SUBMICRON SYSTEMS CORPORATION
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(IN THOUSANDS)                       (CONT'D)

                                                           Additional     Retained
                                    Common Stock            Paid-in       Earnings        Deferred         Notes
                               Shares          Amount       Capital       (Deficit)     Compensation     Receivable         Total
                               ------          ------      ----------     ---------     ------------     ----------         -----

Amortization of deferred
  compensation                      --             --             --             --             336              --             336
Net income                          --             --             --          3,689              --              --           3,689
                              --------       --------       --------       --------        --------        --------        --------
Balance, December 31, 1995      16,563              2         39,223          7,103            (224)            (81)         46,023
Exercise of stock options
  and warrants                     181             --            979             --              --              --             979
Payment on notes receivable         --             --             --             --              --              81              81
Issuance of Common stock
  under employee stock
  purchase plan                    146             --            627             --              --              --             627
Value ascribed to warrants
 and options issued for
 services                           --             --            851             --              --              --             851
Amortization of deferred
  compensation                      --             --             --             --             224              --             224
Net loss                            --             --             --        (20,109)             --              --         (20,109)
                              --------       --------       --------       --------        --------        --------        --------
Balance, December 31, 1996      16,890       $      2       $ 41,680       $(13,006)       $     --        $     --        $ 28,676
                              ========       ========       ========       ========        ========        ========        ========

                             See accompanying notes.

                          SUBMICRON SYSTEMS CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN THOUSANDS)

                                                             YEAR ENDED DECEMBER 31,
                                                     ----------------------------------------
                                                     1996            1995                1994
                                                     ----            ----                ----
                                                                   (NOTE 3)            (NOTE 3)
Cash flows used in operating activities:
  Net (loss) income                                $(20,109)       $  3,689        $  2,033
  Adjustments to reconcile net
    (loss) income to net
    cash used in operating activities:
  Depreciation and amortization                       5,124           2,685           1,579
  Provision for valuation allowances                  2,831              77             700
  Amortization of deferred compensation                 224             336             381
  Deferred tax (benefit) expense                     (4,222)            624            (833)
  Loss on the disposal of fixed assets                   --              --              39
  Accretion of note discount                          1,179             127              --
  Non cash compensation for services                    851              --              --
  Changes in operating assets and
    liabilities:
    Increase in accounts receivable                  (1,779)        (26,008)         (8,863)
    Increase in inventories                          (6,537)        (20,552)         (8,156)
    Increase in prepaid expenses and other           (1,514)         (1,772)           (451)
    Increase in other assets                         (1,294)         (1,372)           (272)
    (Decrease) increase in accounts payable          (4,348)         16,384           2,164
    Increase in accrued expenses                      7,889           3,454           1,580
    Increase (decrease) in deferred revenues            384           2,412          (3,265)
    Decrease (increase) in accrued
      income taxes                                       --            (770)             26
                                                   --------        --------        --------
Net cash used in operating activities               (21,321)        (20,686)        (13,338)
                                                   --------        --------        --------
Cash flows used in investing activities:
  Capital expenditures                               (6,724)         (5,730)         (3,221)
  Purchase of intangible assets                        (182)           (181)           (519)
                                                   --------        --------        --------
  Net cash used in investing activities              (6,906)         (5,911)         (3,740)
                                                   --------        --------        --------

Cash flows provided by financing activities:
  Net borrowings on lines of credit                  11,861           7,539           8,197
  Proceeds from sales-leaseback                       5,287              --           1,890
  Proceeds from issuance of
    convertible debt                                     --          19,000              --
  Deferred debt issuance costs                           --          (1,594)             --
  Proceeds from term notes                               --           4,032              --
  Collection on notes receivable                         81             358              --
  Proceeds from exercise of
    stock options and warrants                        1,606             527             181
  Net proceeds from sale of Common stock                 --           6,355              --
  Principal payments on long-term
    debt and capital lease obligations               (1,192)         (6,169)           (677)
                                                   --------        --------        --------
  Net cash provided by financing
    activities                                       17,643          30,048           9,591
                                                   --------        --------        --------
  Net (decrease) increase in cash
    and cash equivalents                            (10,584)          3,451          (7,487)
Cash and cash equivalents,
  beginning of year                                  16,010          12,559          20,046
                                                   --------        --------        --------
Cash and cash equivalents,
  end of year                                      $  5,426        $ 16,010        $ 12,559
                                                   ========        ========        ========

                             See accompanying notes.

                          SUBMICRON SYSTEMS CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.       BACKGROUND:

         SubMicron Systems Corporation (the "Company") designs, manufactures and markets advanced chemical processing and distribution systems used in the fabrication of semiconductors.

         In May 1994, the Company acquired the assets of DiPiero, Inc. (d/b/a Universal Plastics) by assuming its net liabilities of approximately $2.3 million. For financial accounting purposes, the acquisition was accounted for as a purchase. In February 1995, the Company acquired all of the outstanding stock of Systems Chemistry Incorporated (Systems Chemistry) for 3,400,000 shares of Common stock. In March 1996, the Company acquired all of the outstanding stock of Imtec Acculine, Inc. (IMTEC) for 575,000 shares of Common stock. The Systems Chemistry and IMTEC transactions have each been accounted for as a pooling of interests and, accordingly, historical financial data has been restated (see
Note 3).

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

PRINCIPLES OF CONSOLIDATION

         The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries: SubMicron Systems, Inc. (SSI), Systems Chemistry (see Note 3), SubMicron Wet Process Stations, Inc. (Universal Plastics), IMTEC (see Note 3), SubMicron Systems Investment Corporation, SMICRON(S) PTE., LTD. (a Singapore Corporation), SubMicron Systems International Ltd., and PRIMAXX(TM) Corporation. All significant intercompany accounts and transactions have been eliminated in consolidation.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

         The Company considers highly liquid investments purchased with an original maturity of three months or less to be cash equivalents which generally consist of weekly and overnight repurchase agreements.

INVENTORIES

         Inventories consist principally of raw materials and work-in-process and are stated at the lower of cost (first-in, first-out basis) or market.

PROPERTY AND EQUIPMENT

         Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the related assets, ranging from three to fifteen years. Amortization of assets under capital leases and leasehold improvements, which is included in depreciation, is determined using the straight-line method over the shorter of the lease term or the economic life of the asset, ranging from three to five years.

LONG-LIVED ASSETS, INCLUDING INTANGIBLES

         Goodwill represents the excess of liabilities assumed over the estimated fair value of assets acquired. Goodwill of approximately $2.3 million is being amortized on a straight-line basis over ten years and is presented net of accumulated amortization of approximately $586,000 and $358,000 at December 31, 1996 and 1995, respectively.

         Intangible assets consist of patent, trademark and deferred financing costs and are presented net of accumulated amortization. Patents and trademarks are stated at cost and amortized using the straight-line method over five years. Deferred financing costs consist of fees incurred as part of the issuance of debt which are being amortized over the term of the debt.

         In March 1995, the Financial Accounting Standards Board issued SFAS No. 121," Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed" of, which required impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. SFAS No. 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Company adopted SFAS No. 121 in 1996 and the effect of adoption was not material.

         The carrying amounts of the long-lived assets, including intangibles, are reviewed if facts and circumstances suggest that they may be impaired. If this review indicates that book value of assets to be held or disposed of exceeds the undiscounted future cash flows, an impairment loss would be recognized for the excess of book over fair values.

REVENUE RECOGNITION

         Revenue related to system sales is recognized at the time of title transfer, which ordinarily occurs at the time of shipment. From time to time, customers request delayed shipment, usually because of construction or other scheduling problems at their facilities. If the Company's substantial performance obligations otherwise have been fulfilled, revenue on such delayed shipment transactions generally is recognized upon acceptance of goods by the customer at the Company's facility. Revenue related to service activities and sale of items from inventory is recognized when the service has been performed or when the items are shipped. Revenue from construction services is recognized on a method similar to the percentage-of-completion basis.

WARRANTY AND INSTALLATION

         The Company generally provides its customers with a warranty on systems for a 14-month period commencing upon shipment. A provision for the estimated cost of warranty and installation is recorded when the related revenue is recognized. In 1996, the Company revised its warranty and installation provision estimate, increasing its net loss by approximately $2.7 million, or $.16 per Common share.

RESEARCH AND DEVELOPMENT

         Research and development costs are charged to expense as incurred.

ACCOUNTING FOR STOCK-BASED COMPENSATION

         In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation." This Statement establishes financial accounting and reporting standards for stock-based employee compensation plans. The Statement encourages all entities to adopt a fair value based method of accounting, but allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees." The Company implemented SFAS No. 123 on January 1, 1996. Management did not adopt the measurement provisions of SFAS No. 123, although the Company has complied with the pro forma disclosure requirements of the Statement.

INCOME TAXES

         The Company files a consolidated federal tax return and separate state tax returns. Certain income and expense items are recorded for financial reporting purposes in different time periods than for income tax purposes. Provisions for current and deferred taxes are made in recognition of the temporary differences and are computed in accordance with Statement of Financial Accounting Standards No. 109 (SFAS No. 109).

EARNINGS PER SHARE

         Earnings per share is based on the weighted average number of shares of Common stock and Common stock equivalents (dilutive stock options and warrants using the treasury stock method) outstanding during the year. All share and per share amounts have been adjusted retroactively for the acquisitions of Systems Chemistry and IMTEC discussed in Note 3.

RECLASSIFICATIONS

         Certain prior year amounts have been reclassified to conform with current year presentations.

COMPANY OPERATIONS

         The Company's consolidated financial statements have been presented on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. In 1996, 1995, and 1994, the Company's operating activities have required a net use of cash totaling $21.3 million, $20.7 million, and $13.3 million, respectively. During these years, sufficient debt and other credit arrangements were in place to fund the net cash needs from operations. In addition, the Company incurred a net loss of $20.1 million in 1996. Further at December 31, 1996, the Company was not in compliance with certain requirements of its $30.0 million bank credit facility. However, the banking group has agreed not to accelerate the August 18, 1997 due date of the credit facility, assuming the Company's continued compliance with the terms of a new agreement entered into on March 31, 1997 (see Note 8). Borrowings under the new agreement may not exceed $28.1 million. Management's estimates of the cash requirements to fund operating, investing and financing activities in 1997 will require replacement of the funds currently available under the credit facility. Without the availability of a sufficient credit facility, the Company is susceptible to severe cash shortages which may impact its ability to operate. To provide for the Company's 1997 cash and working capital requirements, management is pursuing additional funding arrangements and believes that it can improve the Company's operating performance and cash flows sufficiently as follows:

                  - In response to the combination of the Company's rapid growth, and the semiconductor industry slowdown which severely impacted the Company's operations, management has instituted programs designed to reduce costs and improve performance. Management believes that margin improvements will result from improvements in quality control already implemented, more controlled operations resulting from the reduction in the direct labor workforce that occurred during 1996, and management review of all contract bidding. The Company also has engaged a consulting firm specializing in high-technology companies to suggest further operational improvements. Additionally, the Company has altered its strategy from that of revenue growth to pursuing balanced, controlled growth with emphasis on operating efficiency. The Company is focusing on application specific products where it has significant market acceptance and concentrating its resources accordingly to improve margins. Further, management believes that its state-of-the-art products, such as the DIO3 process for photo-resist stripping and organic cleaning, PRIMAXX(TM) tools (including the ferroelectric deposition model), and GAMA3 wet bench for 300mm wafers, strategically enhance the Company's position as a key supplier of next-generation technology.

                  - Management is in active negotiations with a number of lending organizations to replace its existing credit facility and to expand the amounts available to the Company under such a facility at more favorable interest rates.

                  - In March 1997, the Company issued shares of its Series A Convertible Non-Redeemable Preferred Stock convertible into approximately 2.7 million shares of Common Stock and approximately $9 million principal amount of its 8% Convertible Subordinated Notes due March 26, 2002 to previous holders of its 9% Convertible Subordinated Notes due December 1997 and associated Warrants. Under the terms of the agreement pursuant to which the new Preferred Stock and 8% Convertible Subordinated Notes were issued, management plans to seek shareholder approval of the conversion privileges and register the notes with the Securities and Exchange Commission (see Note 10).

                  - Management intends to evaluate its alternatives and currently plans to sell certain nonstrategic assets to generate liquidity. Management expects to complete this process by the maturity date of the credit facility.

                  - As needs require or market opportunities arise, management, from time to time, may consider raising additional funds through equity financing or strategic partnering arrangements.

                  - Management is confident that its cost reduction and performance improvement programs, controlled growth strategy, current negotiations with lending organizations, and pursuit of other alternatives will result in the successful funding of its 1997 working capital and cash requirements; however, if 1997's financial results do not meet management's expectations and sufficient additional financing are not available, management has the ability and intent to reduce certain expenditures, accelerate collection of receivables, or factor receivables not encumbered by existing loan agreements to minimize additional capital requirements.

3.       ACQUISITIONS:

         On March 26, 1996, the Company acquired IMTEC, a Sunnyvale, California company. IMTEC's principal business is designing, developing, testing, manufacturing and marketing temperature regulated baths and high resolution photo plates for the semiconductor market and related industries. The Company acquired all the outstanding stock of IMTEC in exchange for 575,000 shares of Common stock. The transaction was accounted as a pooling of interests and, accordingly, historical financial data has been restated to include IMTEC.

         On February 28, 1995, the Company acquired Systems Chemistry, a Santa Clara, California manufacturer of advanced ultra-high purity chemical distribution systems primarily for the semiconductor industry. The Company acquired all the outstanding stock of Systems Chemistry in exchange for 3,400,000 shares of Common stock. The transaction was accounted for as a pooling of interests and, accordingly, historical financial data has been restated to include Systems Chemistry.

         On May 31, 1994, the Company established SubMicron Wet Process Stations, Inc. (SPSI), a California corporation, to effect the acquisition of DiPiero, Inc. (d/b/a Universal Plastics). SPSI acquired the assets of DiPiero, Inc. in consideration for assuming its net liabilities of approximately $2.3 million. For financial reporting purposes, the acquisition was accounted for as a purchase. The assets acquired and liabilities assumed were included in the balance sheet of the Company at their estimated fair market values on the date of the acquisition. The amount of liabilities assumed in excess of assets acquired was recorded as goodwill. The consolidated results of operations and cash flows include SPSI after May 31, 1994. The Company's unaudited pro forma results of operations and cash flows for 1994 would not be materially different assuming that the acquisition occurred as of the beginning of 1994.

4        ACCOUNTS RECEIVABLE:

                                                DECEMBER 31,
                                          1996                  1995
                                          ----                  ----
                                               (IN THOUSANDS)

Billed                                     $39,942               $42,776
Unbilled                                     8,929                 4,316
                                          --------              --------
                                            48,871                47,092
Allowance for doubtful accounts             (1,297)                 (473)
                                          --------              --------
                                           $47,574               $46,619
                                          ========              ========

5.       INVENTORIES:

                                                            DECEMBER 31,
                                                        1996            1995
                                                        ----            ----
                                                          (IN THOUSANDS)
Raw Materials and Parts                                $23,007          $20,231
Work in progress and finished goods                     14,669           14,619
                                                      --------         --------
                                                        37,676           34,850
Excess and obsolescence reserve                         (2,725)            (718)
                                                      --------         --------
                                                       $34,951          $34,132
                                                      ========         ========

         The 1996 increase in the excess and obsolescence reserve increased the net loss per Common share by approximately $.07.

6.       PROPERTY AND EQUIPMENT:

                                                               DECEMBER 31,
                                                           1996            1995
                                                           ----            ----
                                                             (IN THOUSANDS)

Production equipment                                      $10,200           $7,038
Office furniture, equipment, and leasehold improvements     8,415            6,139
Equipment under capital lease                              10,771            4,425
                                                           ------            -----
                                                           29,386           17,602
Less - Accumulated depreciation and amortization           (8,304)          (4,971)
                                                         --------         --------
                                                          $21,082          $12,631
                                                         ========         ========

         Accumulated amortization on equipment under capital leases was approximately $1.3 million and $445,000 at December 31, 1996 and 1995, respectively.

7.       INTANGIBLES AND OTHER ASSETS:

                                                            DECEMBER 31,
                                                       1996            1995
                                                       ----            ----
                                                         (IN THOUSANDS)
Deferred income taxes                                  $3,057              $--
Patent filing costs and trademarks                        720              857
Deferred financing costs                                  914            1,594
Security deposits                                         288              494
Restricted cash                                            --              625
Other                                                     813              768
                                                      -------          -------
                                                        5,792            4,338
Less - Accumulated amortization                          (305)            (316)
                                                      -------          -------
                                                       $5,487           $4,022
                                                      =======          =======

8.       CREDIT FACILITY:

         In February 1996, the Company entered into a $30.0 million credit facility with a banking group. The Company used the proceeds from the credit facility to refinance its previous lines of credit and to provide working capital. Borrowings under the credit facility bear interest at prime, as defined, plus 3.0%, and are secured by substantially all of the assets of the Company. As of December 31, 1996, the Company was not in compliance with certain requirements of the credit facility, at which date $28.1 million was outstanding. The banking group has separately agreed not to accelerate the due date of the credit facility from its maturity date of August 18, 1997, assuming the Company's continued compliance with the terms of a new agreement entered into on March 31, 1997. Borrowings under the new agreement may not exceed $28.1 million, and the interest rate will be prime, as defined, plus 4.0%, effective June 1, 1997. The Banking Agreement also restricts the Company's ability to pay dividends.

9.       ACCRUED EXPENSES AND OTHER:

                                                        DECEMBER 31,
                                                     1996            1995
                                                     ----            ----
                                                       (IN THOUSANDS)

Warranty and installation costs                      $6,883           $2,332
Commissions                                           2,676            2,219
Other                                                 7,264            4,383
                                                    -------           ------
                                                    $16,823           $8,934
                                                    =======           ======

10.      LONG-TERM DEBT:

                                                        DECEMBER 31,
                                                     1996            1995
                                                     ----            ----
                                                       (IN THOUSANDS)

9% convertible subordinated notes, face value of
 $19,000,000 (net of unamortized discount of
 $1,202,000 and $2,381,000 at December 31, 1996
 and 1995, respectively) with warrants to
 purchase 1,140,000 shares of Common stock.
 Interest is payable quarterly in arrears           $17,798          $16,619

Various capital lease obligations with interest
 from 5% to 14%, payable monthly with varying
 maturities through October 2002                      9,670            3,442

Other                                                    21               42
                                                    -------          -------
                                                     27,489           20,103
Less current portion                                 (2,294)          (1,194)
                                                    -------          -------
                                                    $25,195          $18,909
                                                    =======          =======

         In December 1995, the Company issued $19 million principal amount of 9% convertible subordinated notes with warrants to purchase 1,140,000 shares of Common stock. The notes were recorded at $16.5 million, net of the estimated fair value ascribed to the warrants of $2.5 million. Amortization of the debt discount was $1.2 million and $127,000 for the years ended December 31, 1996 and 1995, respectively. The warrants are exercisable at $14 per share and expire in December 2000. The debt discount is being amortized over the two-year term of the debt.

         In March 1997, the Company issued shares of its Series A Convertible Non-Redeemable Preferred Stock convertible into approximately 2.7 million shares of Common Stock and approximately $9 million principal amount of its 8% Convertible Subordinated Notes due March 26, 2002 to previous holders of its 9% Convertible Subordinated Notes due December 1997 and associated warrants. The New Notes are convertible, after stockholder approval, into shares of Common Stock at $3.70 per share, subject to adjustment. Under the agreement pursuant to which the Preferred Stock and the New Notes were issued, the Company is required to undertake certain registration obligations and to obtain stockholder approval of the convertibility feature of the New Notes. If such obligations are not fulfilled by January 31, 1998, the New Notes will become due as of such date. As a result of this transaction, $17.1 million of the 9% convertible subordinated notes have been classified in the noncurrent portion of long-term debt in the balance sheet at December 31, 1996.

         The following is a schedule of aggregate long-term debt maturities and future minimum capital lease payments at December 31, 1996, which considers the effects of the transaction described above:

                                       LONG-TERM          CAPITAL
                                         DEBT             LEASES
                                             (IN THOUSANDS)

         1997                              $643             $1,651
         1998                                 6              1,759
         1999                                --              1,922
         2000                                --              1,888
         2001                                --              1,147
         Thereafter                       8,667              1,303
                                         ------             ------
                                         $9,316             $9,670
                                         ======             ======

         In September 1996, the Company completed a sale-leaseback transaction which included a refinancing of an existing capital lease, for net proceeds of $5.3 million. The capital leases have an effective interest rate of 8%, and are payable over a five-year period. The assets in this transaction were sold at cost; therefore, no gain or loss was recognized.

         In December 1994, the Company entered into a sale-leaseback agreement for three applications processing units that were installed into the Company's new applications laboratory. The lease is a capital lease and the units were transferred from inventory to property and equipment at their cost of approximately $1.9 million.

11.      COMMITMENTS AND CONTINGENCIES:

         In 1993, the Company entered into five-year employment agreements with two key executives, subject to automatic extensions for an additional year. The Company is obligated to continue to pay the executives' salaries for a period of three years or five years, depending on which of the following occurs: the sale of the Company, upon termination of employment by the Company without cause (as defined), or termination of the employee with valid reason (as defined).

         The Company leases its office and production facilities and several vehicles under long-term non-cancelable operating leases which expire at various dates through 2003. Rent expense was approximately $1.4 million, $1.1 million and $654,000 in 1996, 1995 and 1994, respectively. Minimum annual payments for the operating leases for each of the next five years are as follows:

                                                   (IN THOUSANDS)
1997                                                   $1,599
1998                                                    1,586
1999                                                    1,550
2000                                                    1,546
2001                                                    1,560
Thereafter                                                559
                                                       ------
                                                       $8,400
                                                       ======

         On July 14, 1992, an action was commenced against the Company for patent infringement. The complaint alleged that SSI infringed on three of the plaintiff's patents embodying their megasonic cleaning apparatus and method. On March 31, 1995, the Company and the plaintiff reached a settlement whereby the Company obtained a license to use the patented technology. The Company can utilize this technology for sale of replacement parts only for units that are already in the market. The Company agreed to a paid-up licensing fee of $2 million. The licensing fee is being charged to expense based on the number of parts shipped as a percentage of total estimated parts to be shipped. Charges of approximately $142,000, $107,000 and $1.0 million were recorded in the 1996, 1995 and 1994 statements of operations, respectively, based on the units shipped through December 31, 1996, 1995 and 1994, respectively. Management will continue to evaluate the total estimated units to be shipped and adjust the prepaid licensing fee accordingly.

         The Company is subject to claims, from time to time, arising in the ordinary course of business. Other claims, although presently unasserted, may also be raised in the future based on decisions made and certain actions taken and the reporting thereof. Management believes the ultimate resolution of all such claims will not have a material adverse effect on its financial position and results of operations.

12.      CUSTOMER AND GEOGRAPHIC INFORMATION:

         The Company's operations are conducted in one business segment and sales are primarily made to customers in the business of manufacturing semiconductors. Sales are made on an international basis and foreign sales (Europe and Far East) were 30%, 45% and 32% of net sales in 1996, 1995 and 1994, respectively. Sales to foreign customers are transacted in U.S. dollars.

         The following table summarizes significant customers with sales in excess of 10% of total net sales for the years ended December 31, 1996, 1995 and 1994:

                              1996            1995             1994
                              ----            ----             ----
Customer A                                                      14%
Customer B                                                      12
Customer C                                      11%
Customer D                      13%
                                ---            ----            ----
                                13%             11%             26%
                                ==              ==              ==

         At December 31, 1996, approximately 34% of the Company's accounts receivable were due from three customers.

13.      OTHER INCOME:

         Other income in 1995 consists of a settlement of litigation related to unfair trade practices of approximately $2.7 million, which is net of legal fees incurred.

14.      INCOME TAXES:

         The Company's income tax (benefit) expense for 1996, 1995 and 1994 is as follows:

                                YEAR ENDED DECEMBER 31,
                          1996             1995              1994
                          ----             ----              ----
                                      (IN THOUSANDS)
Federal
  Current                 $(2,344)             $650           $1,629
  Deferred                 (3,012)              464             (690)
                          -------            ------          -------
         Total             (5,356)            1,114              939
                          -------            ------          -------
State
  Current                      --               182              631
  Deferred                 (1,210)              202             (116)
                          -------            ------          -------
         Total             (1,210)              384              515
                          -------            ------          -------
                          $(6,566)           $1,498           $1,454
                          =======            ======          =======

         The following is a reconciliation of the statutory federal income tax (benefit) expense to the effective tax (benefit) expense for 1996, 1995 and 1994 (dollars in thousands):

                                                             % OF                        % OF                     % OF
                                                            PRETAX                      PRETAX                   PRETAX
                                                1996         LOSS          1995         INCOME         1994      INCOME
                                                ----         ----          ----         ------         ----      ------
Statutory income tax                          $(9,336)       (35.0)%      $1,764          34.0%       $1,186         34.0%
State income taxes, net of
  federal benefit                                (577)        (2.2)          386           7.4           281          8.1
Effect of foreign sales corp                       --           --          (402)         (7.7)           --
Other nondeductible costs                         222          0.8           172           3.3           103          2.9
Research and development credit                    --           --          (100)         (1.9)          (95)        (2.7)
Valuation allowance                             2,600          9.7            --            --            --           --
Other                                             525          2.1          (322)         (6.2)          (21)        (0.6)
                                              -------       ------       -------         -----        ------        -----
                                              $(6,566)       (24.6)%      $1,498          28.9%       $1,454         41.7%
                                              =======       ======       =======         =====        ======        =====

         The net deferred tax assets consist of the following:

                                                                  DECEMBER 31,
                                                            1996               1995
                                                            ----               ----
                                                                 (IN THOUSANDS)

Deferred tax assets
  Warranty and installation reserve                          $2,730               $933
  Allowance for doubtful accounts                               531                190
  Allowance for excess and obsolete inventories               1,114                287
  Accrued licensing fees                                        102                100
  Deferred compensation                                         412                314
  Uniform inventory capitalization                              484                314
  Salary and benefit accruals                                   225                 68
  Net operating loss carryforwards                            3,625                 --
  Federal credit carryforward                                   320                 --
  Amortization                                                   48                 48
  Commissions                                                   260                 78
  Other                                                         165                155
                                                             ------              -----
         Total deferred tax assets                           10,016              2,487
  Valuation allowance for deferred tax assets                (2,600)                --
                                                            -------            -------
                                                              7,416              2,487
Deferred tax liabilities
  Depreciation                                                 (238)              (149)
  Gain on litigation settlement                              (1,080)            (1,080)
  Other                                                        (618)                --
                                                            --------            ------
         Total deferred tax liabilities                      (1,936)            (1,229)
                                                            -------            -------
Net deferred tax assets                                      $5,480             $1,258
                                                            =======            =======

         At December 31, 1996, the Company had approximately $10 million of federal and $1 million of state net operating loss carryforwards available. These carryforwards generally expire in 2011.

         At December 31, 1996, the Company recorded a valuation allowance of $2.6 million against the deferred tax assets of $10.0 million. Such allowance will be available to offset future income tax expense when it becomes more likely than not that such deferred tax assets will be realized.

15.      RELATED-PARTY TRANSACTIONS:

         Commencing in November 1996, the Company leased a building from 6620 Grant Way Limited Partnership whose principals are officers and shareholders of the Company. Rent expense in 1996 on this lease was $43,000. The initial term of the lease expires on November 6, 2003 and requires monthly lease payments of $21,600 for the first two years; $22,200 for the second two years; and $23,500 for the final three years. The lease is on a triple net basis. The building was sold to a third party in March 1997.

         In October 1995, the Company borrowed $4 million from two officers who are also stockholders of the Company for working capital purposes. The entire borrowing, plus interest of $136,000, was repaid by the Company in December 1995.

16.      STOCK OPTIONS AND WARRANTS:

         The Company has stock options outstanding to participants under three stock option plans: its Stock Option Plan for Non-Employee Directors, its Amended and Restated 1991 Stock Option Plan and its Executive Stock Option Plan. The Company has granted nonqualified stock options to officers, directors and key employees under these plans at prices not less than fair market value on the date of grant. Generally, options become exercisable over a four-year period after the date of grant and expire ten years after the date of grant.

         In 1995, the Company adopted a Stock Option Plan for Non-Employee Directors. Under the Plan, non-employee directors of the Company are granted options to purchase 5,000 shares of the Company's common stock upon the appointment to the Board and thereafter receive annual option grants for 3,000 shares per year on the day following the Company's annual meeting of stockholders. The aggregate number of options that may be issued under the plan is 200,000, subject to adjustment upon the occurrence of a stock dividend, stock split, recapitalization or certain other capital adjustments. At December 31, 1996, 24,000 options have been granted under the Stock Option Plan for Non-Employee Directors. Exercise prices range from $9.75 to $10.38.

         The Company's Amended and Restated 1991 Stock Option Plan provides both incentive and non-qualified stock options to be granted to officers, employees, consultants and advisors. Under the plan, options may be granted for the purchase of up to 1,500,000 shares of Common stock, subject to adjustments for stock dividends, stock splits, recapitalization or certain other adjustments. In September 1996, the Company's Board of Directors approved an amendment to the plan, subject to approval by the Company's stockholders, to increase the aggregate maximum number of the Company's Common stock issuable under the plan to 3,500,000 shares. As of December 31, 1996, 95,157 options had been granted, subject to stockholder approval, in excess of the 1.5 million shares currently available under the 1991 plan. The number of options to be granted and the option prices are determined by the Board of Directors or the stock option plan committee in accordance with the terms of the plan. The exercise price of incentive stock options granted under the plan must be at least equal to the fair market value of such shares on the date of grant and the maximum exercise period is ten years. The Company also has an Executive Stock Option Plan that provides for the issuance of up to 588,495 shares of Common stock.

         Summary information with respect to options under the plans, is as follows:

                                                               AMENDED AND RESTATED                  EXECUTIVE
                                                               1991 STOCK OPTION PLAN             STOCK OPTION PLAN
                                                               ----------------------             -----------------
                                                          OUTSTANDING         OPTION         OUTSTANDING        OPTION
OUTSTANDING OPTIONS                                         OPTIONS           PRICES           OPTIONS          PRICES

Balance, January 1, 1994                                     167,546        $2.39- $7.75         588,495       $.57-$6.00
  Granted                                                    190,000         4.50-  6.00              --               --
  Exercised                                                  (49,864)               2.39          (5,500)            0.57
  Canceled                                                   (40,000)        4.50-  7.75              --               --
                                                           ---------        ------------        --------      -----------
Balance, December 31, 1994                                   267,682         2.39-  6.00         582,995        .57- 6.00
  Granted                                                    646,000         4.06- 11.13              --               --
  Exercised                                                  (65,305)        2.39-  6.00         (46,745)             .57
  Canceled                                                   (10,209)        2.39-  4.50              --               --
                                                           ---------        ------------        --------      -----------
Balance, December 31, 1995                                   838,168         2.39- 11.13         536,250             6.00
  Granted                                                  1,046,066         5.00- 11.25              --               --
  Exercised                                                 (118,628)        2.39-  6.00              --               --
  Canceled                                                  (170,449)        2.39- 11.25              --               --
                                                           ---------        ------------        --------       ----------
Balance, December 31, 1996                                 1,595,157        $2.39-$11.13         536,250            $6.00
                                                           =========        ============        ========       ==========

         At December 31, 1996, there were 511,099 exercisable options under the Amended and Restated 1991 Stock Option Plan, 536,250 exercisable options under the Executive Stock Option Plan and 15,000 exercisable options under the stock option plan for non-employee directors.

         For options granted below fair market value, the Company recognizes as deferred compensation the difference between the aggregate fair market value of the Common stock issuable upon exercise of the options over the aggregate price of such options. Deferred compensation of $1,008,150 was recognized in 1993 relating to 536,250 stock options issued under the Executive Stock Option Plan which is being amortized over the vesting period of the options, and in this regard $224,334, $336,050 and $380,856 was charged to expense in 1996, 1995 and
1994, respectively.

         In December 1995, the Company issued $19.0 million principal amount 9% convertible subordinated notes (see Note 10) with warrants to purchase 1,140,000 shares of Common stock. The warrants are exercisable at $14 per share and expire in December 2000. In March 1997, the Company issued shares of its Series A Convertible Non-Redeemable Preferred Stock and approximately $9 million principal amount of its 8% convertible subordinated notes due March 26,2002 in consideration for substantially all of the 9% convertible subordinated notes due December 1997 and associated warrants (see Note 10).

         In August 1993, the Company issued warrants to purchase 150,000 shares of Common stock at $5 per share and 63,750 shares at $6 per share. Warrants to purchase 63,750 shares at $6 were exercised during 1996. Warrants to purchase 35,000 and 5,000 shares at $5 per share were exercised in 1995 and 1994, respectively, and the remaining warrants are exercisable through August 1998.

         The Company applies APB Opinion 25 and related interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for the Company's stock option plans or stock purchase plan. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of FASB Statement 123, the Company's pro forma net loss for loss per share purposes for 1996 would have been increased by $2.9 million, or $0.17 per share. 1995 pro forma net income for earnings per share purposes would have decreased by $2.2 million or $0.14 per share.

         ACTIVITY IN THE STOCK OPTION PLANS IS SUMMARIZED AS FOLLOWS:

                                                                              SHARES UNDER                 WEIGHTED AVERAGE
                                                                                OPTIONS                    EXERCISE PRICE

Balance, January 1, 1995                                                         850,677                         $5.25
  Options granted                                                                646,000                          6.12
  Options exercised                                                             (112,050)                         2.56
  Options canceled                                                               (10,209)                         5.82
                                                                               ---------                        ------
Balance, December 31, 1995                                                     1,374,418                          5.81
  Options granted                                                              1,046,066                          8.40
  Options exercised                                                             (118,628)                         5.04
  Options canceled                                                              (170,449)                         8.87
                                                                               ---------                        ------
Balance, December 31, 1996                                                     2,131,407                         $6.91
                                                                               =========                        ======

                    RANGE OF                                               WEIGHTED AVERAGE              WEIGHTED
                    EXERCISE                        NUMBER                    REMAINING                   AVERAGE
                     PRICES                       OUTSTANDING              CONTRACTUAL LIFE            EXERCISE PRICE
                   $2.39- 5.50                       663,824                   7.8 years                    $4.79
                    5.51-11.13                     1,467,583                   8.2 years                     7.87
                  ------------                     ---------                   ---------                   ------
                   $2.39-11.13                     2,131,407                   8.1 years                    $6.91
                  ============                     =========                   =========                   ======

         The fair value of options granted during 1996 and 1995 was $3.40 and $4.89 per share, respectively. Fair value is estimated based on the Black-Scholes option-pricing model with the following weighted average assumptions for grants in 1996 and 1995: dividend yield of 0%; expected volatility of 48%; risk-free interest rates of 6.5% in 1996 and 5.4% in 1995; and expected lives of four years.

17.      PREFERRED STOCK:

         The Company has authorized 5,000 shares of Preferred stock, $.01 par value per share. The Board of Directors can designate and issue from time to time one or more classes or series of Preferred stock and may fix and determine the relative rights, preferences and limitations of each class or series so authorized. In March 1997, the Company issued 1,299 shares of Series A Convertible Preferred Stock (the "Series A Stock") convertible into approximately 2.7 million shares of Common Stock (see Note 10). Holders of Series A Stock receive a liquidation preference of $7,400 per share.

18.      BENEFIT PLANS:

         The Company maintains a defined contribution savings and investment retirement plan under section 401(k) of the Internal Revenue Code whereby all employees are eligible to participate after completing six months of service. Participants may contribute from 1% to 15% of their compensation each year. The Company does not make matching contributions and does not maintain any other pension or post-retirement benefit plans.

         In 1994, the Company established an employee stock purchase plan whereby up to 300,000 shares of Common stock can be purchased by employees. Purchases are made each June 30 and December 31 at a price equal to the lower of 85% of the fair market value of the stock on the first day or the last day of the six-month period then ended. Purchases are limited as defined in the plan. The plan is available to all eligible employees of the Company and its subsidiaries who are not beneficial owners of 5% or more of the outstanding Common stock. During 1996 and 1995, 145,730 and 70,657 shares, respectively, were sold under the plan.

         IMTEC maintains qualified retirement plans for eligible employees. IMTEC maintains a Money Purchase Pension Plan, contributions to which are based on a percentage of the employee's wages. Contributions to the plan for the years ended December 31, 1996, 1995 and 1994 were $81,000, $69,000 and $59,000, respectively.

         IMTEC maintains a 401(k) Profit Sharing Plan for eligible employees. The plan is designed to provide employees with an accumulation of funds at retirement. IMTEC may make contributions to the plan at the discretion of the Board of Directors. Contributions to the plan for the years ended December 31, 1996, 1995 and 1994 were $43,000, $41,000, and $15,000, respectively.

         IMTEC's money purchase pension plan and its 401(k) Profit Sharing Plan will be discontinued during 1997. IMTEC employees will be eligible for participation in the Company's 401(k) Plan and Employee Stock Purchase Plan.

19.      SUPPLEMENTAL CASH FLOWS DISCLOSURES:

         Cash paid for interest was $5.2 million, $2.0 million and $376,000 in 1996, 1995 and 1994, respectively. Cash paid for taxes was $364,000 in 1996, $1.7 million in 1995 and $2.2 million in 1994.

         During 1996, 1995 and 1994, capital lease obligations of approximately $6.5 million, $2.1 million and $1.9 million were incurred when the Company entered into a lease for equipment.

         During 1994, 80,000 shares of Common stock totaling $430,000 were issued upon the settlement of litigation.

                                   SCHEDULE II
                        VALUATION AND QUALIFYING ACCOUNTS

                                           Balance at
                                           Beginning       Charged to Costs   Other                  Balance at
                                           of Period       and Expenses      Accounts  Deductions   End of Period
For the year ended December 31, 1996:

  Allowances for doubtful
  accounts receivable                       $  473,000       $  824,000       $-       $-             $1,297,000
                                            ----------       ----------       --       --------       ----------

For the year ended December 31, 1995:

  Allowances for doubtful
  accounts receivable                       $  446,000       $   27,000       $-       $-             $  473,000
                                            ----------       ----------       --       --------       ----------

For the year ended December 31, 1994:

  Allowances for doubtful
  accounts receivable                       $  109,000       $  502,000       $-       $165,000       $  446,000
                                            ----------       ----------       --       --------       ----------

                          SUBMICRON SYSTEMS CORPORATION
                           CONSOLIDATED BALANCE SHEET
                                   (UNAUDITED)

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                       JUNE 30, 1997

     ASSETS

Current assets:
    Cash and cash equivalents                            $  2,792
    Accounts receivable, net                               27,176
    Inventories, net                                       33,944
    Prepaids and other                                      5,498
    Deferred income taxes                                      --
                                                         --------
             Total current assets                          69,410
Property and equipment, net                                18,410
Goodwill, net                                               1,571
Intangibles and other, net                                  3,654
                                                         --------
                                                         $ 93,045
                                                         ========

     LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
    Line of credit                                       $ 26,803
    Current portion of long-term debt                       2,619
    Accounts payable                                       14,906
    Accrued expenses and other                             20,370
    Deferred revenues                                       5,100
                                                         --------
             Total current liabilities                     69,798
                                                         --------
Long-term debt                                             15,943
Commitments and contingencies
Stockholders' equity:
    Preferred stock, stated value, 5,000 shares
      authorized, 1,211 issued
      and outstanding                                       9,415
    Common stock, $.0001 par value, 100,000,000
      shares authorized, 17,066,587
      issued and outstanding                                    2
    Additional paid-in capital                             41,418
    Accumulated deficit                                   (43,531)
                                                         --------
             Total stockholders' equity                     7,304
                                                         --------
                                                         $ 93,045
                                                         ========


                             See accompanying notes.

                          SUBMICRON SYSTEMS CORPORATION
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (UNAUDITED)

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                           SIX MONTHS ENDED JUNE 30,
                                                             1997            1996
                                                           --------        --------
System sales, net                                          $ 42,702        $ 77,244
Service and other sales                                      13,763          14,676
                                                           --------        --------
             Total net sales                                 56,465          91,920

Cost of system sales                                         37,985          54,096
Cost of service and other sales                              14,787          11,470
                                                           --------        --------
             Total cost of sales                             52,772          65,566
                                                           --------        --------
             Gross profit                                     3,693          26,354

Selling, general and administrative                          18,587          18,420
Research and development                                      4,891           4,023
Restructuring charges                                         3,792              --
                                                           --------        --------
             Operating (loss) income                        (23,577)          3,911
Other income (expense):
   Interest income                                               93             254
   Interest expense                                          (2,842)         (2,261)
   Other, net                                                   (30)             62
                                                           --------        --------
             Total other expense                             (2,779)         (1,945)
                                                           --------        --------
Income (loss) before income taxes and extraordinary item    (26,356)          1,966
Income tax provision                                          3,000             713
                                                           --------        --------
             (Loss) income before extraordinary item        (29,356)          1,253
Extraordinary charge                                         (1,169)             --
                                                           --------        --------
             Net (loss) income                             $(30,525)       $  1,253
                                                           ========        ========
Net (loss) income per Common share                         $  (1.80)       $   0.07
                                                           ========        ========
Weighted average number of
   shares of Common stock outstanding                        16,918          17,134
                                                           ========        ========



                             See accompanying notes.

                          SUBMICRON SYSTEMS CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)
(DOLLARS IN THOUSANDS)

                                                                SIX MONTHS ENDED JUNE 30,
                                                                  1997            1996
                                                                --------        --------
Cash flows used in operating activities:
   Net (loss) income                                            $(30,525)       $  1,253
   Adjustments to reconcile net (loss) income to
      net cash provided by (used in) operating activities
      Depreciation and amortization                                3,095           3,448
      Extraordinary loss on debt extinguishment                    1,169              --
      Provision for valuation allowances and
        loss contingencies                                            84             547
      Deferred tax provision                                       3,000              --
      Amortization of deferred compensation                           --             168
      Amortization of note discount                                  314             552
   Changes in assets and liabilities:
      Decrease (increase) in accounts receivable                  20,524          (1,100)
      Decrease (increase) in inventories                             807         (20,401)
      Decrease (increase) in prepaid expenses
        and other                                                  1,809            (654)
      Decrease (increase) in other assets                          1,083            (153)
      (Decrease) increase in accounts payable                     (6,835)          1,380
      Increase in accrued expenses and other                       3,547             952
      Increase in deferred revenues                                1,995           1,873
      Increase in income taxes payable                                --             491
                                                                --------        --------
      Net cash provided by (used in) operating
        activities                                                    67         (11,644)
                                                                --------        --------
Cash flows used in investing activities:
   Capital expenditures                                             (423)         (5,032)
   Purchase of intangible assets                                      --            (103)
                                                                --------        --------
     Net cash used in investing activities                          (423)         (5,135)
                                                                --------        --------
Cash flows provided by financing activities:
   Net (payments) borrowings under line of
      credit agreement                                            (1,297)          8,350
   Proceeds from exercise of stock options
      and warrants                                                    --           1,272
   Collection on notes receivable                                     --              36
   Principal payments under capital lease
      obligations and long-term debt                                (981)           (593)
                                                                --------        --------
      Net cash (used in) provided by
        financing activities                                      (2,278)          9,065
                                                                --------        --------
Net decrease in cash and cash equivalents                         (2,634)         (7,714)
Cash and cash equivalents at beginning of period                   5,426          16,010
                                                                --------        --------
Cash and cash equivalents at end of period                      $  2,792        $  8,296
                                                                ========        ========

                             See accompanying notes.

                          SUBMICRON SYSTEMS CORPORATION
     NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.       BASIS OF PRESENTATION:

The accompanying unaudited consolidated financial statements have been prepared in conformity with generally accepted accounting principles. The interim financial information, while unaudited, reflects all normal recurring adjustments which are, in the opinion of management, necessary for a fair presentation of the interim financial statements. The results for the three and six month periods ended June 30, 1997 are not necessarily indicative of results expected for the full year. These financial statements should be read in conjunction with the audited financial statements and the notes thereto included in the SubMicron Systems Corporation Annual Report on Form 10-K for the year ended December 31, 1996.

2.       RESTRUCTURING CHARGES:

In response to significant losses from operations in each of the three month periods ended September 30, 1996, December 31, 1996, March 31, 1997 and June 30, 1997, the Company implemented a worldwide restructuring plan. The plan is to refocus the Company on its core technology and will involve, among other things, restructuring the Company's corporate organization and selling certain non-strategic assets to generate liquidity. Results for the second quarter include restructuring charges of approximately $3.8 million primarily related to severance costs, and lease termination costs associated with the vacancy of the Company's corporate office. The Company expects to incur additional charges related to the continuation of the restructuring plan of approximately $1.5 million and $1.0 million in the third and fourth quarters of 1997, respectively.

3.       INVENTORIES:

Inventories are stated at the lower of cost (first in, first out) or market and consist of the following, (in thousands):

                                      JUNE 30,
                                       1997
Raw materials                         $ 21,413
Work-in-process                         15,456
                                      --------
                                        36,869
Excess and obsolescence reserve         (2,925)
                                      --------
                                      $ 33,944
                                      ========

4.       CUSTOMER INFORMATION:

Sales of the Company's products to three customers accounted for 43% of total sales for the six months ended June 30, 1997, and sales to three different customers accounted for 30% of total sales for the six months ended June 30, 1996. Accounts receivable for the three largest customers represents 14% of consolidated receivables as of June 30, 1997.

5.       CREDIT FACILITY:

In February 1996, the Company entered into a $30.0 million credit facility with a banking group. The Company used the proceeds from the credit facility to refinance its previous lines of credit and to provide working capital. Borrowings under the credit facility bore interest at prime, as defined, plus 3.0%, and are secured by substantially all of the assets of the Company. The Company is not in compliance with certain requirements of the credit facility. The banking group has separately agreed to extend the due date of the credit facility from its maturity date of August 18, 1997 to September 15, 1997, and, upon certain conditions currently pending to October 31, 1997. Subsequent to June 30, 1997, the Company has applied the net proceeds generated from the sale of certain net assets of its wholly owned subsidiary, Systems Chemistry Incorporated (see Note 9) against its outstanding borrowings. Borrowings under the extended agreement are permitted up to $9.6 million, with the interest rate continued at prime, as defined, plus 4.0%, effective June 1, 1997. Borrowings under the extended credit facility were $26.8 million at June 30, 1997. The agreement also restricts the Company's ability to pay dividends.

6.       LONG TERM DEBT:

In December 1995, the Company issued $19.0 million principal amount of 9% convertible subordinated notes with warrants to purchase 1,140,000 shares of Common stock. The notes were recorded at $16.5 million, net of the estimated fair value ascribed to the warrants of $2.5 million.

In March 1997, the Company issued shares of its Series A Convertible Non-Redeemable Preferred Stock (Preferred Stock) convertible into approximately
2.6 million shares of Common stock and approximately $8.7 million principal amount of its 8% Convertible Subordinated Notes (New Notes) due March 26, 2002 to previous holders of $18,350,000 of its 9% convertible subordinated notes due December 1997 and associated warrants. The New Notes are convertible into shares of Common stock at $3.70 per share, subject to adjustment. Under the agreement pursuant to which the Preferred Stock and the New Notes were issued, the Company is required to undertake certain registration obligations of the New Notes. If such obligations are not fulfilled by January 31, 1998, the New Notes will become due as of such date.

7.       INCOME TAXES:

The income tax provision for the six month period ended June 30, 1997 included a non-cash charge of $3.0 million to increase the Company's valuation allowance against its net deferred tax asset.

8.       EARNINGS PER SHARE:

Earnings per share is based on the weighted average number of shares of Common stock and Common stock equivalents (dilutive stock options and warrants using the treasury stock method) outstanding during the period.

In February 1997, the Financial Accounting Standards Board issued Statement No. 128, "Earnings per Share," which is required to be adopted on December 31, 1997. At that time, the Company will be required to change the method currently used to compute earnings per share and to restate all prior periods. Under the new requirements for calculating primary earnings per share, the dilutive effect of stock options will be excluded. The impact is not expected to have an effect on primary earnings per share for the six month periods ended June 30, 1997 or June 30, 1996. The Company has not yet determined what the impact of Statement 128 will be on the calculation of fully diluted earnings per share.

9.       SUBSEQUENT EVENTS:

On August 7, 1997, the Company completed the sale of certain assets, net of liabilities assumed, of its wholly owned subsidiary, Systems Chemistry Incorporated, for $17.3 million. The Company received $15.8 million in cash after a holdback allowance of $1.5 million to cover potential post closing working capital adjustments. In addition, the Company received the proceeds from a $5.0 million subordinated, non-interest bearing note due in August 2000. The Company applied $18.5 million, after transaction costs and bank fees, to reduce the outstanding balance on its line of credit. The Company estimates a gain on the sale of approximately $2.0 million to be recorded in the third quarter of 1997.

Pro forma results presented below reflect the results of operations of the Company as if the disposition had occurred on January 1, 1997. The pro forma financial information presented is not necessarily indicative of the results of operations that the Company would have obtained had such events occurred at the beginning of the period. Pro forma information is as follows (in thousands, except per share data):



                                                         AS REPORTED                         PRO FORMA
                                                  FOR THE SIX MONTHS ENDED             FOR THE SIX MONTHS ENDED
                                                        JUNE 30, 1997                       JUNE 30, 1997
                                                -----------------------------           ---------------------
Net sales                                                    $56,465                            $34,186
Loss before extraordinary
  item                                                      ($29,356)                          ($24,596)
Loss before extraordinary
  item per share                                              ($1.74)                            ($1.45)

                          SUBMICRON SYSTEMS CORPORATION

                     SUMMARY PRO FORMA FINANCIAL INFORMATION

The following Unaudited Pro Forma Consolidated Financial Information gives effect to the Company's sale of Systems Chemistry Incorporated described below.

On August 7, 1997, the Company completed the sale of certain assets, net of liabilities assumed, of its wholly owned subsidiary, Systems Chemistry Incorporated to British Oxygen Company ("BOC"), for a negotiated sales price of $17.3 million before closing adjustments. The Company received $15.8 million in cash after a holdback allowance of $1.5 million to cover potential post closing working capital adjustments. In addition, the Company received the proceeds from a $5.0 million subordinated, non-interest bearing note due in August 2000. The Company applied $18.5 million, after transaction costs and bank fees, to reduce the outstanding balance on its line of credit.

The pro forma consolidated statements of operations for the year ended December 31, 1996 and the six months ended June 30, 1997 reflect the operations of the Company as if the above disposition had occurred at the beginning of the periods presented. The pro forma consolidated balance sheet as of June 30, 1997 reflects the financial position of the Company as if the disposition had occurred as of June 30, 1997. The pro forma Consolidated Statements of Operations for each period presented do not reflect the estimated gain on this sale of approximately $2.0 million.

The unaudited pro forma consolidated financial information is based upon preliminary estimates, available information, and certain assumptions that management deems appropriate. Management does not expect material changes to the final transaction adjustments. The unaudited pro forma consolidated financial information presented herein is not necessarily indicative of the results of operations or financial position that the Company would have obtained had such events occurred at the beginning of the period, as assumed, or the future results of the Company. The pro forma consolidated financial information should be read in connection with the consolidated financial statements and notes thereto, and the unaudited consolidated financial statements and notes thereto, included in this Prospectus.

                          SUBMICRON SYSTEMS CORPORATION
                      PRO FORMA CONSOLIDATED BALANCE SHEET
                               AS OF JUNE 30, 1997
                                   (UNAUDITED)


                                         HISTORICAL        ADJUSTMENTS       PRO FORMA

     ASSETS
Current assets:
   Cash and cash equivalents               $  2,792        $ (1,345)(a)       $  1,447
   Accounts receivable, net                  27,176         (14,592)(c)         12,584
   Inventories, net                          33,944          (6,096)(c)         27,848
   Prepaids and other                         5,498            (438)(c)          5,060
                                           --------        --------           --------
     Total current assets                    69,410         (22,471)            46,939
   Property and equipment, net               18,410          (1,031)(c)         17,379
   Intangibles and other, net                 5,225          (1,730)(c)          3,495
                                           --------        --------           --------
     Total assets                          $ 93,045        $(25,232)          $ 67,813
                                           ========        ========           ========

LIABILITIES AND
  STOCKHOLDERS' EQUITY
Current liabilities:
   Line of Credit                          $ 26,803        $(18,500)(b)       $  8,303
   Current portion of long-term debt          2,619              --              2,619
   Accounts payable                          14,906          (2,782)(c)         12,124
   Deferred revenues                          5,100          (4,256)(c)            844
   Accrued expenses and other                20,370          (5,694)(c)         14,676
                                           --------        --------           --------
     Total current liabilities               69,798         (31,232)            38,566
Long-term debt                               15,943           3,700(e)          19,643
                                           --------        --------           --------
       Total liabilities                     85,741         (27,532)            58,209
                                           --------        --------           --------
Stockholders' equity:
   Common stock                                   2              --                  2
   Preferred stock                            9,415              --              9,415
   Additional paid-in capital                41,418              --             41,418
   Accumulated deficit                      (43,531)          2,300(d)         (41,231)
                                           --------        --------           --------
      Total stockholders' equity              7,304           2,300(d)           9,604
                                           --------        --------           --------
         Total liabilities and
           stockholders' equity            $ 93,045        $(25,232)          $ 67,813
                                           ========        ========           ========


   See accompanying notes to the Pro Forma Consolidated Financial Information.

                         SUBMICRON SYSTEMS CORPORATION
                 PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                     FOR THE SIX MONTHS ENDED JUNE 30, 1997
                                    (UNAUDITED)

(IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                   HISTORICAL         ADJUSTMENTS          PRO FORMA

System sales, net                                                      $42,702        $(15,007)(a)          $27,695
Service and other sales                                                 13,763          (7,272)(a)            6,491
                                                                      --------        --------             --------
   Total net sales                                                      56,465         (22,279)              34,186

Cost of system sales                                                    37,985         (11,121)(a)           26,864
Cost of service and other sales                                         14,787         (10,617)(a)            4,170
                                                                      --------        --------             --------

   Total cost of sales                                                  52,772         (21,738)              31,034
                                                                      --------        --------               ------
   Gross profit                                                          3,693            (541)               3,152

Selling, general and administrative                                     18,587          (4,119)(a)           14,468
Research and development                                                 4,891            (406)(a)            4,485
Restructuring charges                                                    3,792               -                3,792
                                                                      --------        --------             --------
   Operating loss                                                      (23,577)          3,984              (19,593)
Other income (expense):
   Interest income                                                          93             (14)(a)               79
   Interest expense                                                     (2,842)            733 (b)           (2,109)
   Other, net                                                              (30)             57 (a)               27
                                                                      --------        --------             --------
                                                                        (2,779)            776               (2,003)
                                                                      -------         --------             --------
Loss before provision for
   income taxes and
   extraordinary items                                                 (26,356)          4,760              (21,596)
Provision for income taxes                                               3,000               -                3,000
                                                                      --------        --------             --------
Loss before extraordinary item                                        $(29,356)         $4,760             $(24,596)
                                                                      ========        ========             ========
Net loss before extraordinary item
   per common share                                                     $(1.74)                              $(1.45)
                                                                      ========                             ========
Weighted average number of
   shares outstanding                                                   16,918                               16,918
                                                                      ========                             ========

   See accompanying notes to the Pro Forma Consolidated Financial Information.

                          SUBMICRON SYSTEMS CORPORATION
                 PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1996
                                   (UNAUDITED)

(IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                   HISTORICAL         ADJUSTMENTS          PRO FORMA


System sales, net                                                     $140,823        $(42,460)(a)           $98,363
Service and other sales                                                 30,661         (15,297)(a)            15,364
                                                                     ---------       ---------              --------
   Total net sales                                                     171,484         (57,757)              113,727

Cost of system sales                                                   118,800         (32,070)(a)            86,730
Cost of service and other sales                                         23,948         (14,709)(a)             9,239
                                                                     ---------       ---------              --------
   Total cost of sales                                                 142,748         (46,779)               95,969
                                                                     ---------       ---------              --------
   Gross profit                                                         28,736         (10,978)               17,758

Selling, general and administrative                                     41,337         (11,143)(a)            30,194
Research and development                                                 9,373            (885)(a)             8,488
                                                                     ---------       ---------              --------
   Operating loss                                                      (21,974)          1,050               (20,924)
Other income (expense):
   Interest income                                                         383             (35)(a)               348
   Interest expense                                                     (5,244)          1,635 (b)            (3,609)
   Other, net                                                              160             (90)(a)                70
                                                                      --------       ---------              --------
                                                                        (4,701)          1,510                (3,191)
                                                                      --------       ---------              --------
Loss before income tax benefit                                         (26,675)          2,560               (24,115)
Income tax benefit                                                      (6,566)              -                (6,566)
                                                                      --------       ---------              --------
Net loss                                                              $(20,109)         $2,560              $(17,549)
                                                                      ========       =========              ========
Net loss per common share                                               $(1.20)                               $(1.05)
                                                                      ========                              ========
Weighted average number of
   shares outstanding                                                   16,713                                16,713
                                                                      ========                              ========


   See accompanying notes to the Pro Forma Consolidated Financial Information.

                          SUBMICRON SYSTEMS CORPORATION
         NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

1.       HISTORICAL.

The historical balances represent the financial position and consolidated results of operations of SubMicron Systems Corporation and were derived from the respective financial statements for the indicated periods.

2.       DISPOSITION OF ASSETS OF SYSTEMS CHEMISTRY INCORPORATED.

On August 7, 1997, the Company completed the sale of certain assets, net of liabilities assumed, of its wholly owned subsidiary, Systems Chemistry Incorporated, for $17.3 million. The Company received $15.8 million in cash after a holdback allowance of $1.5 million to cover potential post closing working capital adjustments. In addition, the Company received the proceeds from a $5.0 million subordinated, non-interest bearing note, due in August 2000. The Company applied $18.5 million, after transaction costs and bank fees, to reduce the outstanding balance on its line of credit. The Company estimates a gain on the sale of approximately $2.0 million to be recorded in the third quarter of 1997.

The pro forma consolidated statements of operations for the year ended December 31, 1996 and the six months ended June 30, 1997 reflect the operations of the Company as if the above disposition had occurred at the beginning of the periods presented. The pro forma consolidated balance sheet as of June 30, 1997 reflects the financial position of the Company as if the disposition had occurred as of June 30, 1997. The pro forma financial information presented is not necessarily indicative of the financial position and results of operations that the Company would have obtained had such events occurred at the beginning of the periods.

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET ADJUSTMENTS

The Unaudited Pro Forma Consolidated Balance Sheet at June 30, 1997 has been adjusted to reflect the following:

(a) All closing costs and associated liabilities paid, resulting from the transaction, were assumed to reduce the net proceeds received from the sale.

(b) To reflect the net cash proceeds received from the sale applied to the outstanding line of credit.

(c) To eliminate the assets sold by the Company and liabilities assumed by British Oxygen Company ("BOC").

(d)      To reflect the gain on the sale.

(e) To reflect the present value of the $5 million non-interest bearing note, due in August 2000.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS ADJUSTMENTS

The Unaudited Pro Forma Consolidated Statement of Operations for the year ended December 31, 1996 has been adjusted to reflect the following:

(a) To eliminate the operating results of Systems Chemistry Incorporated for the entire period presented.

(b) To reduce interest expense attributable to decreased average outstanding line of credit borrowings from the application of the sale proceeds utilizing the weighted average interest rates in effect during the period, offset by imputed interest expense on the $5.0 million loan from BOC.

The Unaudited Pro Forma Consolidated Statement of Operations for the six months ended June 30, 1997 has been adjusted to reflect the following:

(a) To eliminate the operating results of Systems Chemistry Incorporated for the entire period presented.

(b) To reduce interest expense attributable to decreased average outstanding line of credit borrowings from the application of the sale proceeds utilizing the weighted average interest rates in effect during the period, offset by imputed interest expense on the $5.0 million loan from BOC.

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER CONTAINED HEREIN OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OTHER PERSON. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.



                                TABLE OF CONTENTS

                                                                          Page
Available Information........................................................1
Prospectus Summary...........................................................2
Risk Factors ...............................................................12
The Exchange Offer..........................................................18
The Company.................................................................27
Use of Proceeds.............................................................27
Capitalization .............................................................27
Selected Consolidated Financial Data........................................28
Market for Registration's Common Equity
 and Related Stockholder Matters............................................28
Management's Discussion and Analysis of
 Financial Condition and Results of
 Operations.................................................................31
Business ...................................................................38
Management .................................................................48
Executive Compensation........................................................
Certain Transactions .......................................................53
Beneficial Ownership of Equity Securities
 by Principal Stockholders and Management ..................................54
Description of the Exchange Notes...........................................57
Description of Capital Stock ...............................................63
Certain Federal Income Tax Considerations...................................65
Plan of Distribution .......................................................65
Legal Matters...............................................................66
Experts ....................................................................66
Index to Financial Statements..............................................F-1



        UNTIL              , 1998, (90 DAYS AFTER THE DATE OF THIS PROSPECTUS),
ALL DEALERS EFFECTING TRANSACTIONS IN THE EXCHANGE NOTES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN SELLING EXCHANGE NOTES RECEIVED IN EXCHANGE FOR ORIGINAL NOTES HELD FOR THEIR OWN ACCOUNT. SEE "PLAN OF DISTRIBUTION."

                                     [LOGO]

                                SubMicron Systems
                                   Corporation


                      Offer to Exchange its 8% Convertible
                        Subordinated Notes due 2002 which
                    have been registered under the Securities
                       Act for any and all outstanding 8%
                    Convertible Subordinated Notes due 2002




                                   ----------
                                   PROSPECTUS
                                   ----------







                                     , 1997

                                     PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS


ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Under Section 145 of the General Corporation Law of the State of Delaware, as amended (the "Delaware Corporation Law"), the Registrant has the power to indemnify directors and officers under certain prescribed circumstances and, subject to certain limitations, against certain costs and expenses, including attorneys' fees actually and reasonably incurred in connection with any action, suit or proceeding, whether civil, criminal, administrative or investigative, to which any of them is a party by reason of his being a director or officer of the Registrant if it is determined that he acted in accordance with the applicable standard of conduct set forth in such statutory provision.

         Article Seventh of the Certificate of Incorporation of the Registrant provides, with respect to the indemnification to directors and officers, that the Registrant shall indemnify to the fullest extent permitted by Sections 102(b)(7) and 145 of the Delaware Corporation Law each person that such Sections grant the Registrant the power to indemnify. Article Seventh of the Certificate of Incorporation of the Registrant also provides that no director shall be liable to the Registrant or any of its stockholders for monetary damages for a breach of fiduciary duty as a director, except with respect to (1) a breach of the director's duty of loyalty to the Registrant or its stockholders, (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) liability under Section 174 of the Delaware Corporation Law or (4) a transaction from which the director derived an improper personal benefit, it being the intention of the foregoing provision to eliminate the liability of the Registrant's directors to the Registrant or its stockholders to the fullest extent permitted by Section 102(b)(7) of Delaware Corporation Law, as amended from time to time.

         Article XIII of the Registrant's By-Laws generally permits indemnification of directors and officers to the fullest extent authorized by the Delaware Corporation Law.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

         (a)      EXHIBITS

EXHIBIT
   NO.   EXHIBIT

2.1 Agreement and Plan of Merger dated April 27, 1993, among SubMicron Systems Corporation (formerly Trinity) (the "Company"), SubMicron Systems, Inc. ("SubMicron"), and David Levy and James Molinaro(1)

2.2 Agreement and Plan of Merger dated January 13, 1995, among the Company, SysChem Acquisition Corp. and Systems Chemistry Incorporated(2)

2.3 Agreement and Plan of Merger dated March 21, 1996, among the Company, SubImtec Acquisition Corp., IMTEC Acculine, Inc. and the sole shareholder of IMTEC(5)

3.1      The Company's Certificate of Incorporation(1)

3.2      The Company's By-Laws(1)


3.3 Certificate of Designations, Preferences and Rights of Series A Convertible Non-Redeemable Preferred Stock

4.1 Warrant Agreement dated September 19, 1991 between the Company and GKN Securities Corp.(1)

4.2      Form of 9% Convertible Subordinated Promissory Note due December 15,
         1997(6)

4.3      Form of Warrant to Purchase Common Stock(6)


4.4      Form of 8% Convertible Subordinated Note (Original Note)



4.5 Form of Indenture between the Company and The United States Trust Company of New York, as Trustee



4.6      Form of 8% Convertible Subordinated Note (Exchange Note) (included in
         Exhibit 4.5)



5        Opinion of Cozen and O'Connor re: legality of Exchange Notes


9.1      Voting Agreement between David F. Levy and James S. Molinaro(1)

10.1     Amended and Restated 1991 Stock Option Plan(3)(4)

10.2     Executive Stock Option Plan(1)(3)

10.3     1994 Employee Stock Purchase Plan(3)(4)

10.4     1995 Stock Option Plan for Non-Employee Directors(3)(6)

10.5     Employment Agreement between the Company and David F. Levy(1)(3)

10.6     Employment Agreement between the Company and James S. Molinaro(1)(3)

10.7 Lease Agreement, as amended, dated as of January 16, 1992, between Rouse and Associates ("Rouse") and SSL, as amended by Letter Agreement dated February 13, 1992, between Realprop Management, Inc., (an affiliate of Rouse) and SubMicron(1)

10.8 Credit Agreement, dated February 27, 1996, among the Company, certain subsidiaries of the Company and CoreStates Bank, N.A., as Agent, and the several Lenders parties thereto, including form of Revolving Credit Note and Security Agreement(6)

10.9 Tax Indemnification Agreement dated May 22, 1992, among SubMicron, David F. Levy and James S. Molinaro(1)

10.10 Agreement dated April 27, 1993, among SubMicron, David Levy, James Molinaro and Edison Venture Fund II, L.P. and Edison Venture Fund II-PA, L.P.(1)

10.11 Indemnity Agreement, dated April 1992, by and among SubMicron, David Levy and James Molinaro(1)

10.12 Agreements of Sale and Purchase, dated February 23, 1996, between D&M Properties and the Company(6)


10.13 Subordinated Note and Preferred Stock Purchase Agreement dated March 26, 1997



10.14 Asset Purchase Agreement among the Company, Systems Chemistry, Incorporated, and the BOC Group, Inc. dated June 27, 1997

12       Statements re: Computation of Ratios*



21       List of Subsidiaries*


23.1     Consent of Ernst & Young LLP

23.2     Consent of Arthur Andersen LLP

23.3     Consent of Ireland San Filippo, LLP

25       Form T-1, Statement of Eligibility and Qualification of Trustee
----------------------------------------


 *       Previously filed.


(1) Incorporated by reference to an Exhibit filed as part of the Company's Registration Statement on Form S-4, File No. 33,64500.

(2) Incorporated by reference to an Exhibit filed as part of the Company's Registration Statement on Form 8-K and dated February 28, 1995.

(3) Constitutes a compensatory plan or arrangement required to be filed as an exhibit to this Form.

(4) Incorporated by reference to an Exhibit filed as part of the Company's Annual Report on Form 10-K for the year ended December 31, 1994.

(5) Incorporated by reference to an Exhibit filed as part of the Company's Current Report on Form 8-K dated March 26, 1996.

(6) Incorporated by reference to an Exhibit filed as part of the Company's Annual Report on Form 10-K for the year ended December 31, 1994.

         (b)      FINANCIAL STATEMENT SCHEDULES

                  Schedule of Valuation and Qualifying Accounts

                  All other financial statement schedules are omitted because they either are not applicable or the required information is included in the financial statements or notes thereto appearing elsewhere in this Registration Statement.

         (c)      NOT APPLICABLE.


ITEM 22.  UNDERTAKINGS.

         (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         (b)(1) The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

             (2) The Registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (c) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

         (d) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

         (e) The undersigned Registrant hereby undertakes; (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement; (i) to include any Prospectus required by
Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the Prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of the securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of Prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "calculation of registration fee" table in the effective Registration Statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement; (2) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and (3) to remove from registration by means of a post-effective amendment any of the securities being offered which remain unsold at the termination of the offering.

                                   SIGNATURES



         Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Allentown, Pennsylvania, on November 10, 1997.


                                 SUBMICRON SYSTEMS CORPORATION


                                 By: /s/ David J. Ferran
                                    ---------------------------------
                                       David J. Ferran, President and
                                       Chief Executive Officer



         Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



     SIGNATURE                               TITLE                      DATE


/s/ David J. Ferran               President, Chief Executive       November 10, 1997
-------------------------         Officer and Director
David J. Ferran                   (Principal Executive Officer)


           *                      Chief Financial Officer          November 10, 1997
-------------------------         (Principal Financial and
John W. Kizer                     Accounting Officer)


           *                             Director                  November 10, 1997
--------------------------
Ronald B. Booth


           *                             Director                  November 10, 1997
-------------------------
Maurice J. Gallagher, Jr.


           *                             Director                  November 10, 1997
--------------------------
Barry W. Ridings


           *                             Director                  November 10, 1997
--------------------------
Leonard R. Weisberg



------------------
*By David J. Ferran, as Attorney-In-Fact pursuant to the power of attorney granted in the Registration Statement

/s/ David J. Ferran
-------------------------
David J. Ferran, Attorney-In-Fact



                                      II-

                                EXHIBIT INDEX
                                -------------


        The following exhibits are filed as a part of this Amendment No. 1 to the Registration Statement.


Item     Caption
----     -------

3.3 Certificate of Designations, Preferences and Rights of Series A Convertible Non-Redeemable Preferred Stock

4.4      Form of 8% Convertible Subordinated Note (Original Note)

4.5 Form of Indenture between the Company and The United States Trust Company of New York, as Trustee

4.6      Form of 8% Convertible Subordinated Note (Exchange Note) (included in
         Exhibit 4.5)

5        Opinion of Cozen and O'Connor re: legality of Exchange Notes

10.13 Subordinated Note and Preferred Stock Purchase Agreement dated March 26, 1997

10.14 Asset Purchase Agreement among the Company, Systems Chemistry, Incorporated, and the BOC Group, Inc. dated June 27, 1997

23.1     Consent of Ernst & Young LLP

23.2     Consent of Arthur Andersen LLP

23.3     Consent of Ireland San Filippo, LLP

25       Form T-1, Statement of Eligibility and Qualification of Trustee